AUDITORÍA Y ASESORAMIENTO EN NEGOCIOS

82-4476

3-31-0

SUPPL

ERNST & YOUNG

Dlw 7/12

PISTRELLI, HENRY MARTIN Y ASOCIADOS SRL

Cooperativas Unidas Ltda.

Financial statements as of March 31, 2004 presented comparatively with the prior fiscal year and the same period of the prior fiscal year, together with the limited review report

ERNST & YOUNG

Pistrelli, Henry Martin y Asociados SRL
25 de Mayo 487 - C1002ABI
Buenos Aires, Argentina

Tel.: (54-11) 4318-1600/4311-6644
Fax: (54-11) 4312-8647/4318-1777
www.ey.com/ar

LIMITED REVIEW REPORT OF INTERIM FINANCIAL STATEMENTS

(Translation of the Limited Review Report originally issued in Spanish - see paragraph 11. below)

To the Board of Trustees of

SanCor Cooperativas Unidas Limitada:

We are hereby submitting for your consideration this Third Limited Review Report for the third quarter of the sixty fourth fiscal year ended March 31, 2004.

1. Organizational Data

   1.1. Name: Sancor Cooperativas Unidas Limitada.
   1.2. Registered Office: Teniente Gral. Richieri No. 15 Sunchales-Depto. Castellanos-Santa Fe-Argentina.
   1.3. Registration number with the I.N.A.E.S. (governmental regulatory agency of cooperatives and mutuals): 772
   1.4. Type of cooperative: Second tier.
   1.5. Primary business: Producing and marketing of dairy products.

2. We have made a limited review of the accompanying balance sheet of SanCor Cooperativas Unidas Limitada (The Cooperative) as of March 31, 2004, and the related statements of income, changes in the Cooperative's owners' equity and cash flows for the nine-month period then ended. These financial statements are the responsibility of the Cooperative's Board of Trustees.

3. Except as indicated in paragraphs 4. and 5., our review was performed in accordance with the standards established by FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 7 applicable to limited reviews of interim financial statements. Under such standards, a limited review basically consists in applying analytical procedures to financial data and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Therefore, we do not express such an opinion.

4. The scope of our work did not include the limited review of the financial statements as of December 31, 2003, of the subsidiaries Integral Insumos G.P., El Hornero G.P., Coop Publicidad G.P., Amplicampo Inversora Corp., San Marco Corp., Aproagro Corp., Nobleplus Corp., SanCor Dairy Corp., SanCor do Brasil Productos Alimenticios L.L.C. and SanCor Mexico L.L.C. The financial statements of the first six companies mentioned above were subject to limit reviews performed by other auditors, whose reports included qualifications due to scope limitations for not having audited the equity interests of these companies in some of the other four (unaudited) companies mentioned above and regarding certain investments in debt securities and participation certificates in "TC/Cap Financial Trust" and "AVG Financial Trust", which as of December 31, 2003, amounted to ARS 1,968,785, and a qualification for uncertainty on the recoverability of the tax on minimum presumed income credit as of December 31, 2003, which amounted to ARS 595,869.

The above mentioned financial statements were used by the Cooperative to value its interest in such companies by the equity method and to determine the profits and losses generated by them as of March 31, 2004. Due to the scope limitations previously described, we do not have evidence supporting the valuation and disclosure of the accounts related to the above subsidiaries which, as of March 31, 2004, involves investments, account receivables, and liabilities for ARS 27,005,362, ARS 42,808,390 and ARS 11,866,422, respectively, and losses from long-term investments in the amount of ARS 4,354,649 for the nine-month period then ended.

In addition, the subsidiaries' financial statements for the nine-month-period ended March 31, 2004, necessary to value such investments by the equity method as required by effective professional accounting standards, were not available and the Cooperative does not have information on the results of such companies' operations for the three-month period from January 1 through March 31, 2004; accordingly, the Cooperative has not recognized its share in the results of such subsidiaries' operations for the three-month period then ended.

5. As stated in Exhibit C and note 2.5 to the accompanying financial statements, as of March 31, 2004, the Cooperative maintained trust debt instruments which are booked as noncurrent investments in the amount of ARS 11,436,725. The financial statements as of December 31, 2003 (the last financial statements available) of the issuer trust were subject to a limited review performed by another auditor, whose report included qualifications for uncertainties related to the effects on the main assets of the trust (interests in other companies and goodwill) of the crisis described in paragraph 7. of this report and to the recoverability of the financial instruments and certain tax on minimum presumed income credits held by the companies included as long-term investments among the assets of the trust. Furthermore, the above mentioned auditor's report states that certain securities booked under investments (by the companies included as long-term investment

among the assets of the trust) could not be checked against the related financial statements. Lastly, the abovementioned auditor's report states that the financial statements of the companies in which the financial trust holds an equity interest have been prepared without considering (a) the effects of the changes in the purchasing power of the Argentine peso occurred as from January 1, 2003, and (b) the effects of applying the new professional accounting standards mentioned in paragraph 9., and that as of the issuance date of those financial statements it had not been possible to quantify the effects of such situation. Consequently, as of the date of issuance of the accompanying financial statements we have been unable to obtain sufficient evidence as to the valuation and recoverability of such investments.

6. As explained in note 2.6 to the accompanying financial statements, the Cooperative booked an appraisal revaluation of certain property, plant and equipment as of June 30, 1990, based on appraisals made by an independent expert. Our statement in paragraph 12., as to reevaluated amounts, is based on the report of such expert.

7. As described in note 15.a) to the accompanying financial statements, at the end of 2001, a deep change was implemented in the economic model of Argentina as well as in Convertibility Law that was in place since March 1991 including the devaluation of the Argentine peso and other significant measures. The changes made gave rise to a deep economic crisis, which main consequences have been the increase in domestic prices and the subsequent fall in domestic market demand and the restriction on the access to credit.

Our audit report dated September 4, 2003, on the financial statements as of June 30, 2003, included undetermined qualifications for uncertainties arising from the above economic crisis related to the issues described below. Such uncertainties were not resolved as of the date of this report and their evolution is also detailed below.

The above mentioned economic situation impacted on the Cooperative and caused, among other things, a decrease in cash inflows, which were not enough for the Cooperative to meet its financial obligations, that increased considerably due to the devaluation of Argentine peso. As stated in notes 12, 13, and 15.b) to the accompanying financial statements, since beginning of 2002 through March 31, 2004, the Cooperative partially settled interest on financial loans based on repayment proposals made to creditors, which include debt rescheduling and reductions in the originally agreed-upon interest rates, and failed to repay certain past-due principal and interest installments. According to the applicable agreements, such noncompliance entitles creditors to require the Cooperative to repay all payables fully and early. Since, to the issuance date of the accompanying financial statements, the Cooperative had not been notified by the respective creditors of the above noncompliance, as established in the agreements for early repayment to be

required, and considering the favorable outcome the Cooperative expected from negotiations with financial creditors, the Cooperative classified ARS 60,775,000 as noncurrent financial payables as of March 31, 2004. Furthermore, as explained in note 13 to the accompanying financial statements, the Cooperative computed accrued interest since beginning of 2002 through March 31, 2004, based on its estimated outcome of current negotiations with financial creditors and it therefore did not book interest that would arise from meeting the corporate bond issue prospectus or that other creditors may consider applicable in the case of delinquency in payment. The classification and valuation of the above liabilities are subject to the outcome of the above mentioned negotiations.

As mentioned in note 15.b) to the accompanying financial statements, the Cooperative is currently working to implement strategies to bring its business into line with the new economic conditions, and the Cooperative's Board of Trustees and Management understand that such measures, and the favorable outcome they expect to obtain from the negotiations aiming at rescheduling its financial obligations, will enable it to obtain enough operating income to start to redress the current situation.

The financial statements as of March 31, 2004, mentioned in paragraph 2., have been prepared considering that the Cooperative will carry on with its normal course of business and, therefore, they do not include any effects that may arise from the resolution of these uncertainties.

8. As indicated in note 1.3. to the accompanying financial statements, the Cooperative does not present interim financial statements consolidated with those of its subsidiaries. This information is required by professional accounting standards effective in the City of Buenos Aires, Argentina and the CNV (Argentine Securities Commission) regulations.

9. The Cooperative has prepared its financial statements as of March 31, 2004, implementing the changes of criteria required by the new accounting standards mentioned in note 1.1 to the accompanying financial statements. Such note indicates that the Cooperative has adopted certain changes without correcting the balances determined before the new accounting standards became effective since those standards require or admit such treatment. The abovementioned circumstances affect the comparability of the accompanying financial statements.

10. As explained in note 1.2. to the accompanying financial statements, and according to CNV's regulations, the Cooperative has not accounted for the effects of the variations in the currency purchasing power occurred from March 1 through September 30, 2003, as required by professional accounting standards effective in the City of Buenos Aires, Argentina. Had the effects of such variations been recognized, the Cooperative's owners' equity as of March 31, 2004, would have decreased by about ARS 11,074,970 and the loss for the nine-month period then ended would have decreased by about ARS 5,699,344.

11. As further explained in note 17, the accompanying financial statements are the English translation of those originally issued in Spanish and presented in accordance with professional accounting standards (generally accepted accounting principles) in the City of Buenos Aires, Argentina. The effects of the differences between Argentine generally accepted accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements may be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

12. Based on our review and the independent expert's report mentioned in paragraph 6., except for (a) the effect of such adjustments, if any, as might have been required had the scope limitations of our work described in paragraphs 4. and 5. not taken place, and (b) the failure to present consolidated financial statements stated in paragraph 8., we are not aware of any significant modifications that should be made to the financial statements mentioned in paragraph 2. for them to be in conformity with the regulations established by the CNV, the INAES (Argentine Institute of Cooperatives and Social Economy), and the Cooperatives Law, and except, furthermore, for the failure to recognize the effects of the variations in the currency purchasing power occurred from March 1 through September 30, 2003, described in paragraph 10., in conformity with professional accounting standards effective in the City of Buenos Aires, Argentina. This statement should be read considering the uncertainties described in paragraph 7. above, whose resolution cannot be anticipated as of the date of this report.

13. With respect to the Cooperative's balance sheet as of June 30, 2003, and the statements of income, changes in cooperative´s owner´s equity and cash flows for the nine-month period ended March 31, 2003, presented for comparative purposes, we report that:

a) On September 4, 2003, we issued an audit report on the Cooperative's financial statements as of June 30, 2003, which was based on an independent expert's report regarding the appraisal revaluation of certain property, plant and equipment, and included (a) qualifications for scope limitations of (a.1) certain equity interests in subsidiaries, which, as of June 30, 2003, involved investments amounting to ARS 29,561,685 (ARS 28,501,146 after considering the changes mentioned in paragraph 9.), accounts receivable for ARS 49,803,824, liabilities for ARS 20,015,421 (ARS 20,005,117 after considering the changes mentioned in paragraph 9.) and long-term investment losses amounting to ARS 23,710,145 (ARS 23,874,924 after considering the changes mentioned in paragraph 9.) for the year then ended; and (a.2) certain investments in trust debt instruments amounting to ARS 11,404,837; (b) except-for qualifications related to (b.1) the failure to recognize the effects of variations in the currency purchasing

power generated as from March 1, 2003, as explained in paragraph 10., and (b.2) the failure to recognize the effects of the new professional accounting standards described in note 1.1 to the accompanying financial statements; and (c) qualifications for uncertainties related to (c.1) the effects that the economic crisis mentioned in paragraph 7. of this report may have on the Cooperative's financial position and results of operations as well as its capacity to continue operating on a normal basis, and (c.2) the classification of noncurrent financial payables and the computation of interest accrued over financial payables for being subject to the outcome of pending negotiations with creditors. The Cooperative's accompanying balance sheet as of June 30, 2003, includes the effects of changes in the criteria mentioned in paragraph 9., but it does not consider the effects of variations in the currency purchasing power generated from March 1 through September 30, 2003. We have not audited any financial statements as of any date or for any period subsequent to June 30, 2003.

b) On May 9, 2003, we issued a limited review report on the Cooperative's financial statements for the nine-month period ended March 31, 2003, which was based on an independent expert's report regarding the appraisal revaluation of certain property, plant and equipment, and included (a) qualifications for scope limitations of (a.1) certain investments in subsidiaries, which, as of March 31, 2003, involved investments amounting to ARS 41,312,604 (ARS 39,979,365 after considering the changes mentioned in paragraph 9.), accounts receivable for ARS 51,489,436, liabilities for ARS 18,644,155 and losses from long-term investments in the amount of ARS 12,227,606 (ARS 12,675,389 after considering the changes mentioned in paragraph 9.) for the nine-month period then ended and (a.2) certain investments in trust debt instruments in the amount of ARS 12,273,149; (b) except-for qualifications related to (b.1) the failure to present the consolidated financial statements with its subsidiaries and (b.2) the failure to recognize the effects of the new professional accounting standards mentioned in note 1.1 to the accompanying financial statements; and (c) emphasis paragraphs due to uncertainties related to (c.1) the effects that the economic crisis mentioned in paragraph 7. of this report may have on the Cooperative's financial position and results of operations as well as its capacity to continue operating on a normal basis, and (c.2) the classification of noncurrent financial payables and the computation of interest accrued over financial payables for being subject to the outcome of pending negotiations with creditors. The Cooperative's accompanying financial statements for the nine-month period ended March 31, 2003, have been modified to give retroactive effect to the change in the criterion used to capitalize exchange differences in its property, plant and equipment, as described in note 2.12 to the accompanying financial statements, and they include the effects of the changes in criteria mentioned in paragraph 9., but they do not consider the effects of variations in the currency purchasing power generated from March 1 through September 30, 2003.

14. In compliance with current legal requirements, we hereby report that:

a) The financial statements mentioned in paragraph 2. have been booked in the Inventories and Financial Statements book and they result from books kept, in their formal respects, pursuant to current legal regulations.

b) The information included in the "Summary of events for the nine-month period ended March 31, 2004" is presented by the Cooperative to meet CNV regulations. The information included in such Summary related to the nine-month period ended March 31, 2004 and 2003, other than the data indicated as "Not covered by the limited review report", arises from the accompanying financial statements as of March 31, 2004 and 2003. The information included in such Summary related to the nine-month periods ended March 31, 2002, 2001 and 2000, except for the data indicated as "Not covered by the limited review report", before the inclusion, for comparative purposes, of the effects of variation in the currency purchasing power to February 28, 2003, which are described in note 1.2., and the correction of the valuation method of finished products and the recognition of the effects of the changes in the purchasing power of the Argentine peso over the period January 1, 2002, through March 31, 2002, in the information as of March 2002, was covered by the limited reviews performed by Pistrelli, Díaz y Asociados Sociedad Civil, as Andersen member firm, which issued limited review reports for interim periods dated May 23, 2002 and May 10, 2001 (including certain qualifications detailed in such reports) and May 10, 2000 (without qualifications) on the related financial statements. The abovementioned information related to the nine-month periods ended March 31, 2002, 2001 and 2000, has not been modified by the Cooperative's Board of Trustees to introduce certain changes mentioned in paragraph 9. and, in addition, its does not take into account the effects of variation in the currency purchasing power generated as from March 1, 2003.

c) As arising from the Cooperative's accounts, as of March 31, 2004 the liability accrued for (i) employee and employer contributions to the Integrated Pension Fund System and (ii) Turnover Tax in favor of the Tax Office of the Province of Santa Fe, amounts to ARS 4,913,111 and ARS 63,338, respectively, none of this amount was due and payable as of that date.

Buenos Aires,
May 10, 2004

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

BALANCE SHEET AS OF MARCH 31, 2004 PRESENTED COMPARATIVELY

WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos - Note 1.2.)

	03/31/2004		06/30/2003
ASSETS			
CURRENT ASSETS			
CASH			
Cash and banks		19,065,093	23,317,202
INVESTMENTS			
Banks (Exhibit C)		860,850	15,724
RECEIVABLES			
Trade			
Export receivables	75,658,082		
Trade receivables	87,814,799		
Receivables in litigation	19,740,673		
Receivables in litigation secured by mortgages	9,117,314		
Less:			
Imputed interest (1)	1,190,764		
Allowance for doubtful accounts (Exhibit E)	37,939,490	153,200,614	139,772,268
Other receivables			
Miscellaneous receivables	49,665,387		
Loans to cooperatives	78,358		
Less:			
Imputed interest (1)	1,059,022		
Allowance for doubtful accounts (Exhibit E)	2,393,404	46,291,319	29,866,939
INVENTORIES			
Finished goods	80,023,017		
Production in process	3,258,329		
Warehouse	25,568,608		
Unbilled orders	20,940		
Less:			
Allowance for inventory obsolescence (Exhibit E)	804,613	108,066,281	96,189,673
DEFERRED CHARGES			
Prepaid expenses		4,364,985	7,141,447
TOTAL CURRENT ASSETS		331,849,142	296,303,253

(1) It includes the related item to adjust receivables and payables at present value, as mentioned in note 2.3.

The accompanying notes 1 through 17 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated 05-10-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

BALANCE SHEET AS OF MARCH 31, 2004 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR (CONT.)

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos - Note 1.2.)

	03/31/2004		06/30/2003
NONCURRENT ASSETS			
RECEIVABLES			
Other receivables			
Miscellaneous receivables	13,013,669		
Less:			
Imputed interest (1)	202,042		
Allowance for doubtful accounts (Exhibit E)	85,502	12,726,125	19,957,992
INVESTMENTS (Exhibit C)			
Bank, shares, securities and cooperatives interest		95,707,864	99,180,489
PROPERTY, PLANT AND EQUIPMENT (Exhibit A)			
Original value	1,155,610,756		
Less:			
Accumulated depreciation	655,452,202	500,158,554	534,712,629
OTHER ASSETS			
Packaging		11,795,208	11,484,811
INTANGIBLE ASSETS (Exhibit B)			
Trademarks	5,168,091		
Less:			
Accumulated amortization	3,030,528	2,137,563	2,185,177
DEFERRED CHARGES			
Prepaid expenses		4,338,071	6,985,350
TOTAL NONCURRENT ASSETS		626,863,385	674,506,448
TOTAL ASSETS		958,712,527	970,809,701

(1) It includes the related item to adjust receivables and payables at present value, as mentioned in note 2.3.

The accompanying notes 1 through 17 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated 05-10-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

BALANCE SHEET AS OF MARCH 31, 2004 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR (CONT.)

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos - Note 1.2.)

	03/31/2004		06/30/2003
LIABILITIES			
CURRENT LIABILITIES			
PAYABLES			
Trade			
Vendors	74,478,199		
Cooperatives	89,479,228		
Prepayment from customers	11,603,761		
Foreign vendors	1,896,229		
Less:			
Imputed interest (1)	1,478,318	175,979,099	171,826,398
Financial			
Bank payable	166,867,438		
Interest payable	54,327,685		
Corporate bonds	249,437,760	470,632,883	427,371,900
Other Payables			
Miscellaneous payables	6,461,966		
Salaries and social security taxes payable	28,138,693		
Early retirement system	4,959,523		
Expenses payable	1,383,032		
Taxes payable	9,798,322		
Other liabilities related to investments	8,311,769		
Less:			
Imputed interest (1)	600,909	58,452,396	53,981,374
TOTAL CURRENT LIABILITIES		705,064,378	653,179,672
NONCURRENT LIABILITIES			
PAYABLES			
Trade			
Vendors	19,226,054		
Cooperatives	39,976,360		
Prepayment from customers	8,178,473	67,380,887	36,262,697
Financial			
Bank payable		60,775,000	63,000,000
Other Payables			
Miscellaneous payables	85,707		
Salaries and social security taxes payable	882,264		
Early retirement system	7,672,351		
Less:			
Imputed interest (1)	2,255,412	6,384,910	6,299,400
ACCRUALS (Exhibit E)		16,455,780	14,354,415
TOTAL NONCURRENT LIABILITIES		150,996,577	119,916,512
TOTAL LIABILITIES		856,060,955	773,096,184

(1) It includes the related item to adjust receivables and payables at present value, as mentioned in note 2.3.

The accompanying notes 1 through 17 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated 05-10-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

BALANCE SHEET AS OF MARCH 31, 2004 PRESENTED COMPARATIVELY

WITH THE PRIOR FISCAL YEAR (CONT.)

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos - Note 1.2.)

		03/31/2004	06/30/2003
COOPERATIVE'S OWNERS' EQUITY			
COOPERATIVE CAPITAL			
Subscribed capital	239,823,662		
Associated subscribers	(34,824,191)		
	204,999,471		
Adjustment to capital	25,185,093		
Overall adjustment to Cooperative equity	100,289,236	330,473,800	341,023,082
RESERVES AND FUNDS			
Legal reserve	2,811,646		
Labor and employee assistance fund	3,108		
Special reserve (Sec. 42, Law No. 20,337)	19,370,054		
Reserve of appraisal revaluation of PP&E	197,658,200	219,843,008	221,443,063
(ACCUMULATED LOSSES)/UNAPPROPRIATED EARNINGS			
For the period / year		(79,727,795)	4,683,127
For previous years		(367,937,441)	(369,435,755)
TOTAL EQUITY		102,651,572	197,713,517
LIABILITIES PLUS EQUITY		958,712,527	970,809,701
MEMORANDUM ACCOUNTS:			
SODECAR -Goods held on consignment		1,872,596	1,330,401
OTHER VENDORS-Inputs received on consignment		-	120,555
SAN MARCO – Goods received on consignment		129	129
TOTAL MEMORANDUM ACCOUNTS		1,872,725	1,451,085

The accompanying notes 1 through 17 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated 05-10-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

STATEMENT OF INCOME FOR THE NINE-MONTH PERIOD ENDED MARCH 31, 2004

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos - Note 1.2.)

Accounts	03/31/2004 Operating accounts	03/31/2004 Transactions with nonmembers	03/31/2004 Total	03/31/2003 Total
SALES				
Gross sales	835,955,013	1,068,887	837,023,900	
Less:				
Imputed interest on sales	11,087,163	14,074	11,101,237	
Discounts	42,395,832	12,169	42,408,001	
NET SALES	782,472,018	1,042,644	783,514,662	721,692,945
COST OF SALES (Exhibit F)	645,914,588	822,926	646,737,514	570,143,243
GROSS INCOME	136,557,430	219,718	136,777,148	151,549,702
Less (plus):				
Selling expenses (Exhibit H)	115,692,430	152,187	115,844,617	120,130,681
Administrative expenses (Exhibit H)	13,105,410	16,636	13,122,046	12,280,259
Financial and holding (income) loss				
– On assets (Note 2.12)	2,138,974	29,314	2,168,288	46,726,521
– On liabilities (Note 2.12)	63,467,508	85,429	63,552,937	(99,085,194)
Other expenses (Note 9)	11,665,844	12,720	11,678,564	10,196,742
OPERATING (LOSS) INCOME	(69,512,736)	(76,568)	(69,589,304)	61,300,693
LOSS FROM LONG-TERM INVESTMENTS			(6,500,155)	(13,423,829)
OTHER INCOME AND EXPENSES - NET (Note 10)			(2,880,467)	(7,354,627)
ORDINARY (LOSS) INCOME			(78,969,926)	40,522,237
EXTRAORDINARY LOSS (Note 16)			(757,869)	-
NET (LOSS) INCOME FOR THE PERIOD			(79,727,795)	40,522,237

The accompanying notes 1 through 17 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated 05-10-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

STATEMENT OF CHANGES IN COOPERATIVE'S OWNERS' EQUITY
FOR THE NINE-MONTH PERIOD ENDED MARCH 31, 2004
PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos - Note 1.2.)

	Cooperative capital				
Description	**Subscribed capital**	**Associated subscribers**	**Adjustment to capital**	**Overall adjustment to Cooperative equity**	**Subtotal**
ances at beginning of fiscal year	251,204,915	(48,139,744)	37,668,675	100,289,236	341,023,082
justments from prior years (note 2.11)	-	-	-	-	
justed balances at the beginning of fiscal year	251,204,915	(48,139,744)	37,668,675	100,289,236	341,023,082
solution as per Members' Meeting of 09-26-03:					
Use of reserves to compensate accumulated losses	-	-	-	-	-
Capitalization of the adjustment to capital	-	12,483,582	(12,483,582)	-	-
parture of cooperatives	(11,381,253)	1,023,667	-	-	(10,357,586)
operatives Movements	-	(191,696)	-	-	(191,696)
versal of Reserve of appraisal revaluation of PP&E due to depreciation and retirements for the period	-	-	-	-	-
cial Assistance Fund Movement	-	-	-	-	-
t (loss) income for the period	-	-	-	-	-
ances at end of period	(239,823,662)	(34,824,191)	25,185,093	100,289,236	330,473,800

	Reserves and funds						
Description	**Legal reserve**	**Labor and employee assist. fund**	**Special reserve Sec. 42, Law No. 20,337**	**Reserve of appraisal revaluation of PP&E**	**Accumulated losses**	**Total 03/31/2004**	**Total 03/31/2003**
lances at beginning of fiscal year	2,811,646	3,045	12,995,113	205,633,259	(357,612,494)	204,852,651	343,009,853
justments from prior years (note 2.11)	-	-	-	-	(7,140,135)	(7,140,135)	(131,753,120)
justed balances at the beginning of fiscal year	2,811,646	3,045	12,995,113	205,633,259	(364,752,629)	197,713,516	211,256,733
solution as per Members' Meeting of 09-26-03:							
Use of reserves to compensate accumulated losses	-	-	5,605,329	-	(5,605,329)	-	-
Capitalization of the adjustment to capital	-	-	-	-	-	-	-
parture of cooperatives	-	-	789,612	-	2,420,517	(7,147,457)	(4,855,756)
operatives Movements	-	-	(20,000)	-	-	(211,696)	(90,467)
versal of Reserve of appraisal revaluation of PP&E due to depreciation and retirements for the period	-	-	-	(7,975,059)	-	(7,975,059)	(9,835,598)
cial Assistance Fund Movement	-	63	-	-	-	63	(298)
t (loss) income for the period	-	-	-	-	(79,727,795)	(79,727,795)	40,522,237
lances at end of period	2,811,646	3,108	19,370,054	197,658,200	(447,665,236)	102,651,572	236,996,851

The accompanying notes 1 through 17 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated 05-10-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

STATEMENT OF CASH FLOWS (1) FOR THE NINE-MONTH PERIOD ENDED MARCH 31, 2004, PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 17)
(Stated in pesos - Note 1.2.)

	03/31/2004	03/31/2003
CHANGES IN CASH		
Cash at period-end	19,925,943	8,337,781
Cash at beginning of year	23,332,926	1,426,660
	(3,406,983)	6,911,121
Loss on changes in currency purchasing power generated by cash in Argentine pesos	-	157,100
Net (decrease) increase in cash	(3,406,983)	7,068,221
REASONS FOR CHANGES IN CASH		
Operating activities:		
Ordinary (loss) income for the period	(78,969,926)	40,522,237
Interest on payables and receivables accrued during the period	39,405,589	53,591,333
Adjustments not involving changes in cash:		
(Gain) loss on noncurrent investments	(168,665)	2,927,217
Reversal of exchange differences capitalized in PP&E	406,793	37,731,059
Foreign exchange differences and adjustments of financial payables	9,161,812	(168,383,526)
Loss on changes in currency purchasing power generated by cash in Argentine pesos	-	157,100
Impairment in the value of assets	4,558,240	6,376,665
Assets holding losses	12,471,576	15,538,534
PP&E depreciation and amortization of intangible assets	28,852,520	29,846,578
Departures and other movements of cooperatives	(8,159,750)	(4,946,521)
Loss from long-term investments	6,500,155	13,423,829
Residual value at retirements of PP&E	1,031,811	1,694,646
Charges for booking accruals	2,955,744	3,862,746
Change in operating assets and liabilities		
Increase in trade receivables	(6,672,146)	(3,954,995)
(Increase) decrease in other receivables	(9,469,530)	10,810,035
(Increase) decrease in inventories	(26,173,565)	10,385,012
Decrease in deferred charges and other assets	5,947,554	3,020,630
Increase (decrease) in trade payables	19,337,702	(35,060,183)
Increase in other payables	8,391,579	2,245,573
Decrease in accruals	(854,379)	(1,944,763)
Explicit interest collected	485,395	945,379
Explicit interest paid	(5,021,313)	(5,203,785)
Net cash flow generated before extraordinary items	4,017,196	13,584,800
Extraordinary loss for the period	(757,869)	-
Adjustments not involving changes in cash:		
Assets deleted due to damage to the plant	757,869	-
Net cash flow from extraordinary items	-	-
Net cash flow generated by operating activities	4,017,196	13,584,800
Investment activities:		
PP&E acquisition (2)	(2,591,262)	(3,834,930)
Contributions to subsidiaries	(6,551,296)	(1,608,074)
Development of trademarks and patents	(183,733)	(381,405)
Net cash flow used for investment activities	(9,326,291)	(5,824,409)
Financing activities:		
Net increase in financial payable	6,798,806	17,321,317
Payment of loan interest	(4,896,694)	(18,013,487)
Net cash flow generated by (used for) financing activities	1,902,112	(692,170)
Net (decrease) increase in cash	(3,406,983)	7,068,221

(1) Cash: cash and investments to be settled during the three-month period subsequent to each period-end.
(2) Net of increases in the amount of 889,499 (March 2004) financed with trade payables.

The accompanying notes 1 through 17 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated 05-10-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

MIGUEL OMAR ALTUNA
Chairman

GABRIEL S. CASELLA
Partner
Certified Public Accountant U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2004

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

AND THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Amounts stated in pesos - Note 1.2.)

1. SIGNIFICANT ACCOUNTING POLICIES

1.1. Professional Accounting Standards

Financial statements as of March 31, 2004, have been prepared in conformity with the related regulations of the CNV (Argentine Securities Commission).

On January 14, 2003, the CNV issued General Resolution No. 434, by which Technical Resolutions No. 16 to 20 issued by the FACPCE (Argentine Federation of Professional Councils in Economic Sciences) were adopted, subject to certain exceptions and effective for fiscal years beginning as from January 1, 2003.

The abovementioned professional accounting standards were approved, with certain changes, by the Professional Council in Economic Sciences of the City of Buenos Aires, being mandatory for the Cooperative for the fiscal year commenced on July 1, 2002, and for the interim periods related to such fiscal year, which also approved FACPCE Technical Resolution No. 21, effective for fiscal years beginning as from April 1, 2003, regarding the equity method, consolidation of financial statements and disclosure of information about related parties.

Such accounting standards introduce changes in the criteria to measure the Cooperative's financial position and income (loss) as well as new disclosure requirements. The most significant changes for the Cooperative are detailed below:

a) They require application of discounted values to measure: (i) receivables and payables other than trade or financial, and (ii) financial receivables and payables that do not accrue interest (or with an interest rate below the market rate).
b) They require to value inventories at net realizable value when prepayments have been received, thus setting their price, and the contractual terms and conditions of the transaction assure that the sale will be actually performed and income will be obtained.
c) The criteria to recognize intangible assets are laid out; express capitalization prohibitions are established (for research, advertising, reorganization, training and other expenses); the capitalization of organization and pre-operating costs (only direct costs and those higher than those which the company would have incurred had the new operation or activity not been commenced) is allowed with a maximum presumed useful life of five years.

Signed for purposes of identification
with our report dated 05-10-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

d) Intangible assets are allowed not to be amortized when no factors limit their useful life and, except for organization and pre-operating costs, no presumed useful life is established.
e) They established changes in the frequency and methodology to compare PP&E, intangible assets and long-term investments valued under the equity method with their recoverable value.
f) They require proportional consolidation (in the consolidated financial statement) in the case of joint control of companies.
g) They establish that it is mandatory to accrue vacations (for any type of employees) and pension plans.
h) They establish conditions to book restructuring liabilities and define the items that have to be included in and excluded from such liability.
i) They establish the translation rules to be applied to investments in foreign companies, depending on whether they are considered integrated or not integrated, and that certain translation differences arising from investments in "not integrated" foreign companies will be allocated to a special account and will not be included in income for the year.
j) Leases are classified as operating and financial, and standards are established to measure them.
k) They incorporated changes in the disclosure rules, such as (a) a new statement of cash flows divided into operating, investing and financing activities; (b) disclosure of segment information; (c) the balance sheet for an interim period has to be compared with the last fiscal year; (d) the taxes levied directly on sales will not be deducted therefrom (e) supplementary information is required to include further details as the methodology followed to translate the financial statements of foreign subsidiaries and the effect thereof, contingencies, the current value of financial instruments and the methods used to calculate such value and concentrations of credit risk.

The effects of changes to the accounting standards at the beginning of the first fiscal year in which they were applied should be retroactively booked. However, the new accounting standards do not require to correct the amounts determined prior to its effective date due to the changes mentioned in the abovementioned points c), d), e), i) and j).

The Cooperative has booked the effect of the abovementioned changes in its financial statements as of March 31, 2004, as explained in the last paragraph of note 2.11, with retroactive effect of those changes for which accounting standards require so. The amounts of the balance sheet as of June 30, 2003, and of the statement of income as of March 31, 2003, presented for comparative purposes, have been amended to incorporate the changes mentioned above wherever retroactive application is required. In addition, the accompanying financial statements incorporate the changes in the disclosure rules mentioned in point k) above.

The preparation of financial statements under professional accounting standards requires the Cooperative to take into account estimations and assumptions that have impact on reported assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements as well as income and expenses for the period. Actual results may differ from such estimations.

Signed for purposes of identification
with our report dated 05-10-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

1.2. Restatement in constant pesos

Professional accounting standards establish that the financial statements must be stated in constant pesos. Within a monetary stability context, the nominal currency is used as constant currency, but within an inflationary or deflationary context the financial statements must be stated in constant currency as of the date of the financial statements, recognizing the changes in the domestic wholesale price index published by the INDEC (Argentine institute of statistics and census), according to the restatement method set by Technical Resolution No. 6 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences).

The financial statements of the Cooperative as of March 31, 2004, and the accounts presented for comparative purposes recognize the changes in the currency purchasing power until February 28, 2003, as required by Presidential Decree No. 664/2003 and General Resolution No. 441 of the CNV. Professional accounting standards establish that discontinuation of the restatement method established by Technical Resolution No. 6 should have been applied since October 1, 2003. Had the effects of such changes in the currency purchasing power been recognized until September 30, 2003, (a) the Cooperative's owners' equity as of March 31, 2004, and as of June 30, 2003, would have decreased by 11,074,970 and 16,691,558, respectively, and income (loss) for the period and the fiscal year then ended would have increased by about 5,699,344 and decreased by about 12,333,131, respectively, and (b) the statement of income and cash flow accounts for the nine-month period ended March 31, 2003, presented for comparative purposes, would have been restated to recognize such effects.

1.3. Consolidated financial statements

The Cooperative prepares its consolidated financial statements with its subsidiaries on an annual basis and not on interim periods.

2. VALUATION METHODS

2.1. Cash

- In local currency: at nominal value.
- In foreign currency: they have been converted using the foreign exchange rates of each period-end or year-end for the execution of such transactions. The related detail is disclosed in Exhibit G. The exchange differences were allocated to income (loss) for each period or fiscal year.
- Savings accounts: they were valued at nominal value, plus interest accrued through each period-end or year-end. As they are liquid and readily available, they were disclosed under the "Cash" account.

2.2. Current investments

- Certificates of deposit: at nominal value converted at the period-end or year-end exchange rate in case such deposits were denominated in foreign currency, plus interest accrued through each period-end or year-end.

Signed for purposes of identification
with our report dated 05-10-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

2.3. Receivables and payables

- Federal and Provincial Bonds: they were valued at net realizable value as of each period-end or year-end.

- In local currency: for balances related to transactions of any kind performed with third parties and commercial transactions with related parties, they were stated at the present value of cash flows that they will generate, to the extent that the effects thereof were significant, using imputed, explicit or market rates, as the case may be, effective at the time of each transaction. The amounts related to non-commercial transactions with related parties, a breakdown of which is disclosed in note 7, have been stated at nominal value plus the related interest in conformity with the conditions originally agreed-upon.

- In foreign currency: for balances related to transactions of any kind performed with third parties and commercial transactions with related parties, they were stated at the present value of cash flows -of the related foreign currency- that they will generate, to the extent that the effects thereof were significant, using imputed, explicit or market rates, as the case may be, effective at the time of each transaction and converting such amount into Argentine pesos at the foreign exchange rate of each period-end or year-end applicable for the execution of such transactions. The amounts related to non-commercial transactions with related parties, a breakdown of which is disclosed in note 7, have been stated at nominal value of the related foreign currency plus the related interest in conformity with the conditions originally agreed-upon, converting the amount obtained into Argentine pesos as previously described. Foreign exchange differences have been charged to income (loss) for each period or fiscal year, except as explained in the ninth paragraph of note 2.12.

- Labor cost liabilities: labor cost liabilities accrue in the period in which the employees have provided the services that give rise to such consideration.

- Credit risk: with respect to the foreign market, the Cooperative considers that the uncollectibility risk is limited since a portion of exports are carried out through letters of credit or they are covered by a risk insurance policy against customers' default in payment.

  With respect to the domestic market, in the normal course of business, the Cooperative grants credit to a significant clients portfolio, including concessionaires, supermarkets and governmental entities (tenders), among others. These three channels represent about 33%, 30% and 12%, respectively, of the total sales in the domestic market during the nine-month period ended March 31, 2004. The Cooperative usually performs credit assessments regarding the financial capacity of its local customers to reduce the potential risk of significant losses deriving from uncollectibility and, in some cases, it has collaterals (pledges and mortgages) according to the credit levels assigned.

  The maximum credit risk involved does not differ significantly from the receivable amounts disclosed in the balance sheet.

Signed for purposes of identification
with our report dated 05-10-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

- Financial instruments: the Cooperative does not use financial derivatives.

  The Cooperative estimates that the current value of the financial instruments referred to in the preceding paragraphs of note 2.3 (except for financial payables) is close to the book value as of each period-end or year-end. With respect to the current value of the Cooperative's financial payables, the current process aimed at the global restructuring of financial payables mentioned in notes 12, 13 and 15.b) prevents determining the market value thereof (settlement cost) with reasonable reliability. In this regard, although the corporate bonds (note 13) are authorized to list in the stock exchange, they do not have public listing.

2.4. Inventories

- Finished goods: at the lower of reproduction cost and net realizable value as of each period-end or year-end.

- Production in process: at replacement and/or reproduction cost, considering its stage of completion, at each period-end or year-end.

- Warehouse: at replacement cost as of each period-end or year-end.

- Unbilled orders: representing work-in-process ordered by third parties, at the cost incurred restated as mentioned in note 1.2.

Finished goods and production in process do not include the effects of fixed costs related to the idle capacity, which are allocated as other operating expenses in the statement of income. The value of inventories does not exceed their net realizable value. The net realizable value is the cash sale price, plus additional revenues not related to the financing, less the costs directly originated by the sale.

2.5. Noncurrent investments and Other Liabilities related to investments

- Interests in subsidiaries and affiliates: by the equity method calculated on the basis of financial statements as of December 31, 2003 and June 30, 2003 with auditor's report, except for SanCor Dairy Corp., SanCor Do Brasil Productos Alimenticios L.L.C. and SanCor Mexico L.L.C., which were stated at equity value based on unaudited accounting information as of such dates.

  The Companies in which the Cooperative holds equity interests have followed the new professional accounting standards to prepare their financial statements, which are referred to in note 1.1 above, applying the applicable standards retroactively.

  To translate the financial statements of foreign subsidiaries stated in foreign currency (SanCor Do Brasil Productos Alimenticios L.L.C., SanCor Dairy Corp. and SanCor México L.L.C., classified as integrated companies for the application of the new professional accounting standards mentioned in note 1.1, the Cooperative has followed the method to translate the financial statements of integrated companies established under FACPCE Technical Resolution No. 18 as of December 31, 2003, and the translate – adjust method established by FACPCE Technical Resolution No. 13 for the financial statements as of June 30, 2003. The book

balances as of June 30, 2003 (determined based on their valuation in foreign currency and translated at the exchange rate effective as of beginning of the year) are considered historical costs in Argentine pesos, in accordance with the transition standards established by Technical Resolution No. 18 of the FACPCE. The gain (loss) from the translation is included under "Income (loss) from long-term investments". Foreign subsidiaries are considered integrated companies, since they operate as an extension of the Cooperative's operations.

- Goodwill: deriving from paid-in stock premiums in Arla Foods Ingredients Corp., valued at original cost restated according to note 1.2, less the related amortizations calculated in proportion to the months elapsed and based on an estimated 20-year useful life. The amortization of the nine-month period ended March 31, 2004, amounted to 186,432 and was included under "Loss from long-term investments".

- Interests in other cooperatives: at historical value, not exceeding the value obtained by the equity method at each period-end or year-end.

- Investment in securities: related to securities in U.S. dollars for the trust debt of TC/Cap Financial Trust. Based on the financial statements of the TC/CAP financial trust as of December 31, 2003, the last financial statements issued, its assets mainly consist of a stockholding in an investment company.

  According to the trust debts instruments issuance conditions, they will be repaid in a lump-sum payment on December 31, 2010 and acrrue interest payable in a single payment on December 31, 2010, equal to 51% of the face value of the notes (equivalent to 6% p.a. commencing on June 30, 2002, without compounding interest).

  Such securities have been stated at each period-end or year-end at nominal value in foreign currency, converted into Argentine pesos at the foreign exchange rate then effective plus interest accrued as provided by the financial trust agreement. The breakdown is disclosed in Exhibit C. The Cooperative does not have information about the market value of such securities because they are not listed, even when they have obtained the related listing authorization.

- Other liabilities related to investments: this relates to equity interests in certain subsidiaries that as of each period-end or year-end, had negative shareholders' equity. The related detail is disclosed in Exhibit C. Since the Cooperative intends to revert such deficit, these equity interests are disclosed, calculated as mentioned in the first paragraph of this note, under "Other current Liabilities".

  The value of investments (including the goodwill) is reviewed to verify whether there has been any impairment, whenever there was a hint indicating that the book value of assets could exceed their recoverable value (the higher amount between their net realizable value and their value in use).

2.6. Property, plant and equipment

Plots of land, buildings, machinery, enclosures and facilities, and vehicles were subject to an appraisal revaluation carried out by independent experts as of June 30, 1990. Such amounts were restated as mentioned in note 1.2. The remaining useful lives and the appraised value at that time were determined by the independent appraisers.

Signed for purposes of identification
with our report dated 05-10-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

The increased value generated by the use of current values as of the date of the appraisal revaluation, net of writedowns on account of depreciation charges and subsequent retirements were restated as mentioned in note 1.2 and is disclosed in the "Reserve of appraisal revaluation of PP&E" account, included in Cooperative's owners' equity account.

The other accounts and the additions occurred after June 30, 1990, to the revalued accounts mentioned above, were valued at cost restated as mentioned in note 1.2, less the respective accumulated depreciation calculated in proportion to the months of estimated useful life at each period-end or year-end.

As of March 31, 2004, PP&E include capitalized exchange differences, less depreciation, in an amount of 13,610,274 (14,017,067 as of June 30, 2003), which exceeds the inflation-adjusted values of such assets, as established by General Resolution N° 398 of the CNV mentioned in note 2.12.

The valuation of property, plant and equipment is reviewed to verify whether there has been any impairment, whenever there was a hint indicating that the book value of assets could exceed their recoverable value (the higher amount between their net realizable value and their value in use).

2.7. Intangible Assets

At cost, restated as mentioned in note 1.2, less respective accumulated amortization.

The valuation of intangible assets is reviewed to verify whether there has been any impairment, whenever there was a hint indicating that the book value of assets could exceed their recoverable value (the higher amount between their net realizable value and their value in use).

2.8. Deferred charges

Related to prepaid expenses, acquired software and development of IT systems, valued at cost restated as indicated in note 1.2, net of the related accumulated amortization, calculated on the basis of the months of deferral established.

2.9. Other assets

This account reflects packaging materials, which have been valued at the lower of the replacement cost as of each period or fiscal year and the recoverable value as of such dates.

2.10. Allowances and accruals

- Allowance for doubtful accounts: this covers receivables in litigation (for the value exceeding the estimated value of collaterals under pledge or mortgage agreements) and other receivables of uncertain recoverability, on the basis of a case-by-case analysis of the portfolio. In such quantification the report from legal counsel was considered.

- Allowance for inventory obsolescence: it was set up to reduce to probable realizable value the book value of certain inventories with slow turnover or unlikely to be used. For quantification purposes, the Cooperative's sale and/or use projections were taken into account.

Signed for purposes of identification
with our report dated 05-10-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

- Accrual for litigation: this covers adverse contingencies that could generate obligations for the Cooperative, arising from situations present at each period-end or year-end, with probable likelihood and quantifiable. The nature of contingencies mainly comprises commercial and labor issues. For assessment and quantification purposes, the Cooperative takes into account its legal counsel's opinion and the remaining evidence available, adjusting the amounts originally estimated for such contingencies at the interest rate expected to be applied, as well as considering the related expenses.

2.11. Cooperative's owners' equity accounts

Stated in constant pesos, as mentioned in note 1.2, except for the Subscribed Capital and the Associated Subscribers accounts, which have been kept at their original value. The adjustment necessary to restate them in constant pesos is disclosed in the Adjustment to Capital and the Overall Adjustment to Cooperative equity accounts.

The Cooperative's bylaws provide that subscribed capital, together with reserves, as of each year-end, should be sufficient to cover a maximum of 50% (fifty percent) of assets, as may be determined by the Board of Trustees. To such end the program of investments in PP&E and the possibilities of external financing will have to be taken into consideration.

Paying in the subscribed capital calculated as provided in the preceding paragraph will be mainly made by capitalization of retained earnings or crediting a percentage of the production delivered by the associated cooperatives. Such percentage is determined by the Board of Trustees up to a maximum of 5% as provided in Section 10 of the Cooperative's bylaws.

The Cooperative's owners' equity as of June 30, 2003, was modified as a result of retroactively booking the changes introduced by the new professional accounting standards, as indicated in note 1.1, in an amount of 7,140,135 (which consists of a 5,524,345 loss as a result of booking liabilities related to the overall vacation accrual for all personnel, income in the amount of 163,471 due to the application of discounted values to measure non-commercial and non-financial receivables and liabilities and financial receivables and payables without interest -or with an interest rate under the market rate- and 1,779,261 (loss) due to changes in the equity value as a consequence of application of the new accounting standards in the subsidiaries). In addition, the Cooperative's owners' equity as of June 30, 2002, was modified as a result of retroactively booking (a) the change in the method used to capitalize in PP&E the foreign exchange differences deriving from liabilities in foreign currency existing as of January 6, 2002, amounting to a 125,535,187 loss, as mentioned in note 2.12 and (b) the changes introduced due to enforcing the new professional accounting standards, as mentioned in note 1.1, amounting to a 6,217,933 loss.

2.12. Statement of income accounts

The accounts that accumulate monetary transactions in each period (sales, purchases, selling, administration, and manufacturing expenses, etc.) were computed at nominal value as of March 31, 2004, and were restated as of March 31, 2003, as explained in note 1.2 by applying the coefficients applicable for the month of accrual. Gains (losses) from holding of inventories and other productive goods accrued during each period were segregated from cost of sales and disclosed under "Financial and holding (income) loss".

Charges for consumption of nonmonetary assets have been accounted for based on the restated amounts of such assets, as mentioned in note 1.2.

Signed for purposes of identification
with our report dated 05-10-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

The Cooperative segregated the imputed financial components accrued over each period related to trade receivables and payables, and the respective income and expenses to the extent that they were material.

The "Financial and holding (income) loss" account includes (a) the financial income and expense including the effects of valuing receivables and payables at present value, as mentioned in note 2.3, (b) the gains and losses resulting from holding inventories and other productive goods; and (c) the effect of general inflation on monetary assets and liabilities as of February 28, 2003, segregating those generated by assets from those generated by liabilities as detailed below:

Description	(Income) loss 2004	(Income) loss 2003
Financial and holding (income) loss from assets:		
Interest and exchange differences (a)	(299,830)	25,031,032
Imputed interest in receivables	(10,003,460)	(11,170,643)
Holding losses from inventories	13,750,371	11,430,720
Holding income from warehouse and packaging	(1,278,793)	4,107,814
Loss on changes in currency purchasing power	-	17,327,598
Total from assets	2,168,288	46,726,521
Financial and holding (income) loss from liabilities:		
Interest and exchange differences (b)	48,651,864	(92,805,440)
Imputed interest in payables	14,901,073	15,663,594
Income on changes in currency purchasing power	-	(21,943,348)
Total from liabilities	63,552,937	(99,085,194)

(a) Includes exchange differences as of March 31, 2004, amounting to 733,717 (gain).
(b) Includes exchange differences as of March 31, 2004, amounting to 9,828,825 (loss).

General Resolution No. 398 of the CNV allows, as an exceptional treatment, that the exchange differences arising as from January 6, 2002, related to liabilities in foreign currency existing as of such date to be allocated to the cost of the assets acquired provided that a series of conditions are met, and that there is a direct relation between the financing and the acquisition of the assets to which exchange differences may be allocated. Where the relation between the financing and the acquisition of the above assets is not direct, such exchange differences may also be allocated, under certain conditions, to the cost of such assets.

As of June 30, 2002 the Cooperative had exercised the option established by the referred Resolution, capitalizing in PP&E those exchange differences resulting from liabilities in foreign currency as of January 6, 2002, related, both directly and indirectly, to such PP&E. Following such option, PP&E as of that date included accumulated exchange differences, less depreciation, for 182,182,492.

Signed for purposes of identification
with our report dated 05-10-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

During the fiscal year ended June 30, 2003, the Cooperative changed the criterion used to capitalize exchange differences in its PP&E, adopting the criterion of capitalizing only those resulting from liabilities in foreign currency as of January 6, 2002, directly related to the financing of PP&E, as allowed by General Resolution No. 398 of the CNV and Resolution MD 3/02 of the CPCECABA. This change in criterion has been implemented to better disclose the information on the financial income (expense) for each fiscal year or period, considering the evolution of macroeconomic variables (inflation and exchange rate). This change of method was retroactively booked as of June 30, 2002, for an amount of 125,535,187, as mentioned in note 2.11, and implied an increase in net income and financial income for the period ended March 31, 2003, presented for comparative purposes, amounting to 94,638,084.

As of March 31, 2004, the Cooperative's property, plan and equipment included accumulated exchange differences, net of depreciation, in the amount of 13,610,274 (14,017,067 as of June 30, 2003), which exceeded the adjusted for inflation values of such assets. Exhibit G includes liabilities in foreign currency existing as of January 6, 2002, that financed such assets and were held as of this period-end.

During the nine-month period ended March 31, 2004, the Cooperative has reduced the value of the PP&E account and charged to loss exchange differences for a net amount of 406,793 due to the effect of the exchange rate increase in comparison with the closing of June 30, 2003, and the depreciation of PP&E over the period. During the nine-month period ended March 31, 2003, there was decrease in PP&E and a loss charged as financial expense for the period of 37,731,059, due to the decrease in the exchange rate in comparison with the closing of June 30, 2002, the effect of recognizing the inflation over the period and the depreciation of PP&E over such period.

According to the INAES current standards, the Cooperative discloses "operating accounts" and "transactions with nonmembers" in the Statement of Income in accordance with the following criteria:

- Sales are allocated directly based on the units sold and prices in each case.
- By definition, direct costs are allocated to each product involved in each account.
- Indirect costs are prorated in accordance with various methods which, in general, are related to the sales volume of each product.

2.13. Reconciliation between cash and cash equivalents used in the statement of cash flows and the balance sheet

The cash and cash equivalents used by the Cooperative in the statement of cash flows at each period-end are related to the cash on hand and in banks as well as the short-term investments with an expiration term not exceeding three months. The difference with the cash disclosed in the balance sheet as of such dates is related to certificates of deposit maturing within the three-month period following each period-end. The reconciliation is shown below:

Items	03/31/2004	03/31/2003
Cash and cash equivalents used in the statement of cash flows	19,925,943	8,337,781
Certificates of deposit	860,850	1,018,597
Cash disclosed in the balance sheet	19,065,093	7,319,184

Signed for purposes of identification
with our report dated 05-10-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

3. SEGMENT INFORMATION

The business segments identified are related to the Cooperative on a consolidated basis since there are businesses of different types at such level, the main segment of which is the dairy segment. The information related to such segments required by FACPCE Technical Resolution No. 18 will be included in the financial statements for each year-end in which, as mentioned in note 1.3, the Cooperative presents the consolidated information with its subsidiaries.

In addition, the Cooperative has not identified the existence of business segments that should be reported in its individual financial statements. The Cooperative's business mainly operates in the dairy segment while no other activity unrelated to such segment has significant effects thereon. The industrial, commercial, financial and administrative structure manager the dairy business as a whole, without differentiating resources specifically for product lines or geographical sales areas; thus, no components may be distinguished within the Cooperative's operations. However, it is presented below the total sales per product line and per market so as to provide information as regards the breakdown of sales included in the Cooperative's statement of income as of March 31, 2004, and 2003.

- Sales per product line:

Product line	03/31/04	03/31/03
Butter	47,671,815	53,583,660
Cream	41,374,421	32,860,097
Cheeses	232,175,472	207,452,747
Powdered milk	196,676,883	183,029,991
Plain UHT milk	89,363,129	95,988,551
Refrigerated milk	103,097,099	86,121,664
Other	119,423,821	91,464,938
Subtotal	829,782,640	750,501,648
Export rebates	7,241,260	8,879,590
Total gross sales	837,023,900	759,381,238

- Sales per market

Market	03/31/04	03/31/03
Domestic market	658,844,254	547,321,551
Foreign market	170,938,386	203,180,097
Subtotal	829,782,640	750,501,648
Export rebates	7,241,260	8,879,590
Total gross sales	837,023,900	759,381,238

Signed for purposes of identification
with our report dated 05-10-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

4. DEVELOPMENT OF THE ADJUSTMENT TO CAPITAL ACCOUNT

Capitalization resolved by the General Meeting		Increase for the fiscal year		
Date	Amount	Ended in the year	Amount	
Balance as of June 30, 1993				25,086,588
10/29/1993	(2,494,408)	-	-	(2,494,408)
09/30/1994	(310,612)	1994	310,612	-
09/29/1995	(9,785,985)	1995	9,739,384	(46,601)
09/27/1996	(603,228)	1996	603,228	-
09/27/2002	(110,388,274)	2002	113,027,788	2,639,514
07/26/2003	(12,483,582)	2003	12,483,582	-
Balance as of March 31, 2004				25,185,093

5. BREAKDOWN OF FINANCIAL INVESTMENTS, RECEIVABLES AND PAYABLES

			Liabilities	
Maturity	Current investments	Receivables (1)	Financial payables (2) (5)	Other payables (3)
Without a maturity date	-	81,351,647	852,294	14,683,132
With a maturity date				
– Past due:				
Up to three month	-	25,635,459	120,303,086	10,751,071
From three to six months	-	4,304,121	49,146,594	1,719,872
From six to nine months	-	2,123,681	39,705,077	882,880
From nine to twelve months	-	2,960,383	48,907,862	646,581
From one to two years	-	16,632,358	156,612,054	334,352
From two to three years	-	365,818	24,112,653	95,819
From three to four years	-	206,869	-	2,736
Over four years	-	504,132	-	-
Total past due	-	52,732,821	438,787,326	14,433,311
– Not yet due:				
Up to three months	860,850	112,388,811	21,645,904	182,395,703
From three to six months	-	1,576,375	4,923,893	11,547,514
From six to nine months	-	2,005,087	4,423,466	6,040,560
From nine to twelve months	-	1,729,359	-	5,331,275
From one to two years	-	512,061	60,775,000	18,600,716
From two to three years	-	273,326	-	14,433,309
From three to four years	-	66,967	-	9,759,257
Over four years	-	-	-	30,972,515
Total not yet due	860,850	118,551,986	91,768,263	279,080,849
Total with a maturity date	860,850	171,284,807	530,555,589	293,514,160
Total	860,850	252,636,454	531,407,883 (4)	308,197,292

Signed for purposes of identification
with our report dated 05-10-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

(1) Includes current trade receivables and other current and noncurrent receivables, excluding the allowance for doubtful accounts. They do not accrue explicit interest.
(2) Includes bank and financial payables.
(3) Includes total liabilities, excluding bank and financial payables and accruals. About 20% accrues explicit interest at a monthly average 0.5% rate.
(4) The explicit weighted average interest rate for financial payables amounts to 0.67% per month.
(5) The Cooperative has disclosed the items to fall due, based on the terms of the agreements originally signed, the FRN loan, the IFC loan and other minor loans for which certain principal and interest installments have been defaulted, considering the expected success from the negotiations that are currently in progress with creditors to establish a new payment schedule.

6. RESTRICTED ASSETS AND GUARANTEES PROVIDED

As of March 31, 2004 and June 30, 2003, the Cooperative has machinery, real property, inventory and trademarks, pledged or mortgaged amounting to 312,509,439 and 332,940,346, respectively, securing financial and trade liabilities in the amounts of 377,411,713 and 381,798,620, respectively.

Collateral assets and their book value as of such dates are:

Description	Net Book Value	
	03/31/2004	06/30/2003
Pledged machinery	128,478,409	141,487,023
Mortgaged real property	129,796,878	134,233,479
Pledged inventory and warrants	54,080,093	57,093,820
Pledged trademarks	154,059	126,024
Total	312,509,439	332,940,346

The Cooperative, in its capacity as shareholder of Arla Foods Ingredients Corp., has posted guarantees for a debt of such company vis à vis The Investment Fund for Emerging Markets (IFV) for an amount of USD 4,000,000, plus the related interest. Furthermore, the Cooperative has entered into a Project Fund Agreement together with Arla Foods A.M.B.A., DEG, Rabobank Netherland branch and Rabobank New York, whereby the shareholders of Arla Foods Ingredients Corp. committed to depositing the funds required to complete the construction project and start up of the whey processing plant. By way of security for the obligations assumed, the shareholders of such company signed a first pledge agreement on the stock of such company.

Finally, note 14 describes the characteristics of the guarantees granted by the Cooperative for certain loans granted to primary cooperatives.

Signed for purposes of identification
with our report dated 05-10-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

7. BALANCES AND TRANSACTIONS WITH SUBSIDIARIES AND RELATED PARTIES

The receivables from and payables to subsidiaries as of March 31, 2004 and June 30, 2003, included in Exhibit C are as follows:

Company	Trade receivables	Other current receivables	Other non current receivables	Total assets	Current trade payables	Other current payables	Total liabilities
El Hornero G.P.	-	13,716,943	-	13,716,943	-	-	-
Coop Publicidad G.P.	-	136,431	-	136,431	-	-	-
Amplicampo Inversora Corp.	-	-	5,951,646	5,951,646	-	-	-
Sodecar Corp.	-	1,306	-	1,306	(2,357,844)	-	(2,357,844)
Integral Insumos G.P.	-	1,151,674	-	1,151,674	(927,455)	(2,377)	(929,832)
SanCor Do Brasil Productos Alimenticios L.L.C.	15,924,875	-	-	15,924,875	-	-	-
SanCor México L.L.C.	-	-	-	-	-	(10,663)	(10,663)
SanCor Dairy Corp.	-	113,150	-	113,150	(183,618)	-	(183,618)
Arla Foods Ingredients Corp.	685,269	3,849,276	-	4,534,545	(1,762,507)	(591,062)	(2,353,569)
San Marco Corp.	445,502	3,756	5,044,300	5,493,558	(866,259)	-	(866,259)
Aproagro Corp.	48,797	271,316	-	320,113	(1,564,281)	-	(1,564,281)
Total 03/31/2004	17,104,443	19,243,852	10,995,946	47,344,241	(7,661,964)	(604,102)	(8,266,066)
Total 06/30/2003	19,325,578	14,818,457	17,012,564	51,156,599	(11,692,489)	(93,998)	(11,786,487)

The transactions performed during the periods ended March 31, 2004, and 2003, with subsidiaries included in Exhibit C are:

Company	Sales of goods and services	Comissions and bonuses (loss) income	Purchases of goods	Administrative and selling expenses
Coop Publicidad G.P.	-	(38,269)	-	-
Sodecar Corp.	-	41,189	-	-
Integral Insumos G.P.	8,403	-	-	-
SanCor Do Brasil Productos Alimenticios L.L.C.	8,373,516	-	-	-
Arla Foods Ingredients Corp.	2,339,745	152,623	730,455	321,059
San Marco Corp.	-	(512,085)	2,926,126	-
Aproagro Corp.	839,254	-	-	2,426,480
Total 03/31/2004	11,560,918	(356,542)	3,656,581	2,747,539
Total 03/31/2003	23,962,493	(553,912)	671,910	1,599,853

The Cooperative acquires almost all its raw materials from the related primary cooperatives. In addition, the Board of Trustees and the Statutory Audit Committee are formed by individuals belonging to the management bodies of certain related primary cooperatives. The latter are appointed through a regular meeting according to the mechanisms established by the Cooperative's bylaws, which basically consist in the agreement among most of the related primary cooperatives. However, such primary cooperatives are not considered "related parties" as established in section 3, Technical Resolution No. 21, since none of the related primary cooperatives may individually hold an equity interest or have significant influence on the Cooperative's decisions in conformity with the abovementioned accounting standard.

Signed for purposes of identification
with our report dated 05-10-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

8. RESTRICTION ON DISTRIBUTION OF EARNINGS FOR THE FISCAL YEAR

According to the provisions of Section 42 of Law No. 20,337, income derived from long-term investments and other income and expenses plus income from transactions with nonmembers are to be transferred to the "Special Reserve Section 42, Law No. 20,337" account.

9. OTHER EXPENSES

The other operative expenses as of each period-end break down as follows:

Description	Income (loss) 03/31/2004	Income (loss) 03/31/2003
Bank expenses	(1,174,186)	(966,892)
Tax on bank account transactions	(10,033,244)	(5,641,958)
Impairment in value of bonds	(142,884)	(1,134,615)
Services to cooperatives	(328,250)	(421,205)
Plant idle capacity	-	(2,032,072)
Total	(11,678,564)	(10,196,742)

10. OTHER INCOME AND EXPENSES - NET

The breakdown of other expenses - net as of each period-end is as follows:

Description	Income (loss) 03/31/2004	Income (loss) 03/31/2003
Income:		
Income (loss) from sales of PP&E	633,289	(620,261)
Income from exclusion of cooperatives	8,159,813	4,399,199
Income on sale of warehouse and rejects	54,296	167,111
Consignments	16,340	(680,325)
Loss:		
Severance payments	(3,862,760)	(5,473,961)
Early Retirement System	(5,024,977)	(5,292,478)
Others	(2,856,468)	146,088
Total	(2,880,467)	(7,354,627)

The bylaws provide for the application of penalties to primary cooperatives whose actions do not comply with the bylaws or the policies of the Cooperative. In the case of serious violations, such penalties entail the exclusion of the primary cooperative and the forfeiture of its cooperative rights. The exclusion based on total or partial failure to deliver the milk output gives rise to the obligation to pay the cooperative, as compensation, an amount equivalent to 100% of the paid-in capital. The criterion adopted by the Cooperative to book such compensation is to delete the amounts included in the "Subscribed Capital" and "Associated Subscribers" accounts related to the excluded primary cooperatives, allocating the net resulting amount as a gain for the period in "Income from exclusion of cooperatives" under "Other Income and Expenses - Net".

Signed for purposes of identification
with our report dated 05-10-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

11. LEASES

According to the transition standard established by Technical Resolution No. 18, the Cooperative did not modify the valuation or disclosure methods used for the leases existing before such accounting standards became effective.

On the other hand, this year the Cooperative has entered into a financial lease agreement over an aseptic milk-container filling machine. The term of the lease is twelve months commencing in December 2003 and the total lease fee is USD 584,000. The outstanding debt under the lease as of March 31, 2004, amounts to USD 326,486, and its present value is USD 311,014. The book value of the PP&E booked for this transaction amounts to ARS 1,550,675. The purchase option has been established at USD 2,000 and the Cooperative is willing and able to comply with the agreement and exercise the purchase option.

12. LOAN GRANTED BY THE INTERNATIONAL FINANCE CORPORATION

On April 18, 1995, the Cooperative signed a loan agreement whereby the International Finance Corporation (IFC) granted SanCor CUL a USD 70 million loan which was earmarked for partially financing the new Investment Plan which the Cooperative defined for the period 1995-1999.

The main characteristics of this loan are as follows:

- Line A: USD 20 million, semiannual repayment, first amortization payment in October 1997 and last amortization payment in April 2005.

- Line B: USD 30 million, semiannual repayment, first amortization payment in April 1997 and last amortization in October 2001.

- Line C: USD 20 million, one-time repayment in June 2005, with a capitalization option by the IFC in possible subsidiaries or in SanCor CUL, should the Cooperative decide to become a publicly held company.

The loan is secured by collateral in a proportion of 1.5:1.0. Interest on the loan is calculated on the basis of LIBOR plus a surcharge, except for Line C, which includes an additional rate so long as the abovementioned option is not exercised.

The covenants of this loan agreement bind the Cooperative, among other things, to maintain the loan guarantees and certain minimum liquidity and debt-to-equity ratios, and obtain prior IFC consent to carry out certain significant transactions which may change the Cooperative's current financial position (such as furnishing a collateral or other security, acquiring and disposing of assets and granting financial loans to third parties, etc.).

In the event of default in payment or noncompliance with any of the abovementioned covenants for more than 30 days, the IFC, by prior written notice to the Cooperative, may, in the event that such default or noncompliance remains, enforce the acceleration clause under the loan agreement.

Signed for purposes of identification
with our report dated 05-10-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

As mentioned in the financial statements issued as from December 31, 2001, through December 31, 2003, the Cooperative had not met the minimum liquidity and debt-to-equity ratios and such failure continues as of March 31, 2004. As of the date of this report such failures were not notified to the Cooperative.

On April 15, 2002, date upon which the tenth principal installment of line A in the amount of USD 1.25 million and the interest related to lines A and C for USD 0.85 million fell due, the Cooperative submitted to the IFC a proposal for payment of interest in 4 monthly installments and requested additional time to define the payment schedule for the principal installment, once the economic plan of the Federal Government and its impact on the evolution of the situation in Argentina and in the Cooperative were known. Such proposal was accepted orally by the officers of the IFC and the Cooperative made the payments under such proposal.

The eleventh, twelfth and thirteen principal installments of line A in the amount of USD 1.25 million each and interest related to lines A and C matured on October 15, 2002, April 15, 2003 and on October 15, 2003, respectively. The Cooperative has not repaid the abovementioned principal installments. During the months of May to July 2003, the Cooperative paid about USD 0.92 million for interest due as of October 31, 2002.

To the date of issuance of these financial statements, the Cooperative is still negotiating the clauses of the loan agreement within a global restructuring process of all financial liabilities, which consists in rescheduling due dates and reducing the originally agreed-upon interest rates.

Consequently, based in the abovementioned negotiations, the Cooperative is still disclosing such financial payables in the financial statements as of March 31, 2004 as current and noncurrent (to such date, debts amounted to USD 7,500,000, equivalent to ARS 21,450,000 as current and USD 21,250,000 equivalent to ARS 60,775,000, as noncurrent) according to the original conditions of the loan agreement.

13. CORPORATE BONDS (FLOATING RATE NOTES)

The Cooperative's Regular Meeting of Delegates held on September 30, 1994, approved the creation of the program for the issuance of corporate bonds (the "Program").

Afterwards, the Regular Meeting of Delegates held on September 24, 1999, decided on a USD 300 million increase in the amount of the abovementioned program, which was approved by the Buenos Aires Stock Exchange and the CNV (Argentine Securities Commission) through the certificate No. 269 dated July 25, 2000.

On July 27, 2000, the Cooperative issued the series of corporate bonds called "floating rate notes", amounting to USD 94.8 million by virtue of the abovementioned program for the issuance of corporate bonds.

The issuance price was set at par, with variable interest rate according to the evolution of Badlar and Libor rates, interest payments are quarterly (14 installments) as from October 27, 2000 and principal is amortized in 13 installments, the first semiannual on January 29, 2001, and the rest quarterly thereafter.

The Cooperative has guaranteed this entire series with mortgages and security agreements on certain assets.

Signed for purposes of identification
with our report dated 05-10-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

The net proceeds from the issuance of the second series of floating rate notes, Class 2 for a face value of USD 19 million, and Class 3 for a face value of USD 75.8 million, were fully applied, on July 27, 2000, to repaying a bridge loan in the amount of USD 94.8 million that had been received on January 27, 2000.

The covenants of the issuance program for these series of Corporate bonds oblige the Cooperative to maintain certain minimum financial ratios that are calculated on a quarterly basis.

Failure to come into compliance with such ratios or with any other obligations established in the abovementioned program within 45 days of receiving notice from the Trustee, or from the date both the Cooperative and the Trustee received notice from any Holder, pointing out the noncompliance and requesting its repayment, would place the Cooperative in default and, in such case, the Trustee or any Holder of at least 25% of outstanding notes of any kind would be entitled, subject to fulfillment of certain formalities, to declare the early maturity of all securities in the respective class.

Due to the possibility of failing to meet certain financial ratios as of September 30, 2001, and anticipating the contingent effects on this event of the rough Argentine macroeconomic situation, on September 17, 2001, the Cooperative notified to the trustee such noncompliance, as well as its intention to call a noteholders' meeting to request a waiver for such noncompliance and the change of the financial ratios that the Cooperative was unable to comply with.

On December 19, 2001, the Cooperative carried out the noteholders' meeting, which approved a waiver regarding the noncompliance with certain financial ratios and negative covenants upon issuing the above "floating rate notes", as well as flexibilizing certain ratios and financial commitments effective as from the date of the above meeting through the yearly financial statements as of June 30, 2002.

As mentioned in the financial statements issued as from December 31, 2001, through December 31, 2003, certain financial ratios which have been renegotiated at the holders' meeting mentioned above were not complied. As of March 31, 2004, the Cooperative continues failing to comply with the financial ratios established.

On January 28 and April 29, 2002, the Cooperative, based on a payment proposal made to holders, which included a 33% reduction on the rate effective for such period (10/29/2001 through 01/28/2002), partially paid interest installments due on January 28, 2002, in the total amount of USD 2,583,000. Then, a new proposal was made for payment of interests falling due on April 29, 2002, recalculating a fixed rate instead of the Badlar rate established in the agreement, and offering to pay off such amount in four consecutive monthly installments, which were fully paid. In the same manner, the Cooperative presented a payment proposal for the interest installment maturing on July 29, 2002, recalculated with the same procedure that the one used for the installment maturing on April 29, 2002. The proposal consisted in four monthly and consecutive installments commencing in August, 2002. The Cooperative paid in due time all of the above installments. The holders of such "floating rate notes" have not expressed their formal acceptance of the abovementioned refinancing and repayment proposals submitted by the Cooperative.

Additionally, the Cooperative booked the interest accrued after July 29, 2002 on Serie 2, at an 8.75% fixed rate, representing the average interest rate applicable to US dollar transactions, based on market rates.

As stated in the above paragraphs, in order to book interest accrued as from October 29, 2001, to date, the Cooperative considered reasonable market rates (consistent with the transition period elapsed until the definitive agreement on the global restructuring of financial payables is reached) instead of the terms

Signed for purposes of identification
with our report dated 05-10-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

agreed in the FRN issuance program. As of March 31, 2004, the Cooperative did not book a higher amount because it expects that in-progress negotiations with holders, which includes extensions on the terms applicable to obligations and reductions of interest rates, will have a favorable outcome.

Under the program, failure to settle any amount payable for principal, interest, premiums or in any other respect related to any note is deemed cause of noncompliance, and should be redressed within a period of five working days, after which the trustee or holders of a minimum 25% of the total face value of outstanding notes of any given class are entitled, after following certain formalities, to declare the accelerated maturity of all notes of such class.

In relation to the principal installments of USD 87,216,000 which fell due as from January, 2002, through January 2004, given the financial debt restructuring negotiations, the Cooperative and the holders have made an oral agreement to postpone the setting of the payment date.

From May to July, 2003, the Cooperative paid USD 2,079,700 for interest due as of October 31, 2002.

As of issuance of these financial statements, the Cooperative is still renegotiating the clauses of this loan within a global restructuring process of all financial liabilities, as mentioned in the previous note.

14. SUBSCRIBED CAPITAL PAY-IN

It is an accounting policy of the Cooperative to disclose under Cooperative's owners' equity the capital contributions not yet paid in, offsetting the "subscribed capital" account, until it has obtained objective evidence that such contribution will be paid in imminently.

Under Cooperatives Law, the capital subscribed should be paid in over a maximum 5-year term. In June 2001, the Cooperative negotiated a USD 25 million credit line from Banco de la Nación Argentina, repayable over 5 years on a monthly basis, in favor of the associate cooperatives so that the capital subscribed may be paid in. The abovementioned credit line, was subsequently de-dollarized at the exchange rate ARS1 to USD1, and it is currently subject to the general interest rate for loans in ARS of the Banco de la Nación Argentina.

To secure the abovementioned loan, the Cooperative (a) withholds from associate cooperatives a percentage of payments for milk delivered, (b) set up a first floating lien on its finished products stock with a 150% security margin, and (c) became joint and several surety, and main obligor, waiving the benefit of discussion, division and previous payment request to the main debtor.

15. RECENT SIGNIFICANT ECONOMIC EVENTS AND CURRENT PERFORMANCE OF THE COPERATIVE

a) Recent significant economic events

During December 2001, Argentine authorities implemented a number of monetary and exchange control measures, declared the official default on public debt payments and, on January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with

Signed for purposes of identification
with our report dated 05-10-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

the US dollar) approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

Various regulations were subsequently issued, including Decree No. 214/2002 on financial system restructuring, which amended effective rules and regulations mainly as follows: (a) variation of the exchange system into a free market for foreign trade transactions and, with prior approval by the BCRA (Central Bank of Argentina), financial transactions; (b) de-dollarization of the Argentine economy by conversion into Argentine pesos of all USD deposits held with Argentine financial institutions at USD 1 = ARS 1.40 and all USD-denominated obligations assumed as of January 6, 2002, in Argentina at USD 1 = ARS 1. Such amounts will be updated as from the date of such decree (February 3, 2002) by CER (benchmark stabilization coefficient); (c) de-dollarization of all private agreements entered into as of that date at the ARS 1 = USD 1 exchange rate; (d) prior authorization by the BCRA to make certain transfers abroad in financial loan principal and interest payments; (e) suspension of unjustified dismissals (f) implementation of new export duties for the export of commodities and processed agricultural products; and (g) establishing the obligation to execute export collections in the foreign exchange market within the term established by the BCRA.

Since late 2002 the federal government has implemented a number of measures to gradually normalize the exchange market and the flow of commercial and financial currency. To that effect, among other provisions, the government relaxed the restrictions applicable on the servicing of principal and interest on payables to foreign vendors, on the payment terms for imports and the restrictions on access to the exchange market by individuals and legal entities.

To the approval date of the accompanying financial statements, the Federal Government is analyzing supplementary policies.

On the other hand, and as a consequence of the changes implemented, in 2002 there was an increase in the Argentine wholesale index of approximately 118% according to the information provided by the INDEC (Argentine Institute of Statistics and Census). Such increase for the fiscal year ended June 30, 2003, totaled approximately 9% and, for the nine-month period ended March 31, 2004, it amounted to about 6%.

Due to the need to obtain prior authorization by the BCRA, the Cooperative's ability to make certain transfers abroad to service the principal of its financial loans, has been restricted.

b) Current performance

The economic context described in a) above resulted in a recession of the Argentine economy, with significant drops in consumption and investments, unemployment growth, and severe restriction on the access to credit.

This economic context has affected the Cooperative, and affected its cash flow and, therefore, has caused difficulties in its ability to settle its debts.

In view of such situation, the Cooperative is currently in a global financial payables restructuring process whereby it is negotiating a proposal to obtain extensions of the terms of its obligations and reduction of interest rates. In addition, the Cooperative is implementing strategies aimed at adapting its business operations to the new context, which includes the consideration of possible strategic alliances with other Argentine and foreign companies, a course of action that has been approved by

the Regular General Members' Meeting. The Cooperative's Board of Trustees and Management believe that the actions implemented to reduce costs and expenses and a careful selection of business lines and deals on the basis of their profitability, coupled with the expected success of the debt-restructuring negotiations mentioned above, will allow the Cooperative to obtain operating income and thus begin to turn around the current situation.

Taking into account the economic context described above and its impact on the Cooperative and that certain issues could require additional Government measures, as of the date of issuance of these financial statements it is not possible to determine the future effects that the economic crisis could have on the Cooperative's financial position and results of operations, including its effects on the transactions with banks, customers and suppliers. These financial statements do not include any adjustment that may result from the resolution of these uncertainties. The Cooperative's Board of Trustees and Management are continually evaluating the magnitude of the impact on the Cooperative's equity and cash flows and the results of its operations. The related effects will be reported in financial statements once they become known and quantifiable.

16. DAMAGES IN THE CHIVILCOY PLANT

During October 2003, a twister in Chivilcoy (province of Buenos Aires) caused damages in the Cooperative's facilities in such area. The twister destroyed an intelligent warehouse for long-life milk affecting all the products stored therein. The Cooperative has purchased insurance that covers this damage. As of issuance of these financial statements, the Cooperative is working with the insurance company to determine the total cost of reconstruction of the plant, which would be covered by the Insurer with a deductible of USD 250,000. The loss resulting from the recognition of the damages up to the amount of the deductible was booked under income (loss) for the period ended March 31, 2004, under "Extraordinary Loss" and amounted to ARS 757,869.

17. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are the English translation of those originally issued in Spanish.

They are presented in accordance with generally accepted accounting principles in the City of Buenos Aires, Argentina. The effects of the differences between Argentine generally accepted accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements may be used have not been quantified.

Accordingly, these financial statements are not intended to present financial position, results of operations and changes in financial position in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

Signed for purposes of identification
with our report dated 05-10-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

EXHIBIT A

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN PROPERTY, PLANT AND EQUIPMENT FOR THE NINE-MONTH PERIOD ENDED MARCH 31, 2004 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos – Note 1.2.)

	Original Cost plus appraisal revaluations				
Accounts	Balance at beginning of year	Increase	Decrease	Transfer	Balance at end of period/year
Land	13,908,844	-	(373,250)	-	13,535,594
Buildings	344,027,691	57,642	(234,597)	361,271	344,212,007
Enclosures and facilities	29,105,937	11,748	(319,610)	164,702	28,962,777
Machinery and facilities	621,827,167	123,397	(2,708,036)	4,396,089	623,638,617
Tools in use	1,161,469	2,781	(7,603)	295	1,156,942
Furniture and fixture	17,849,131	15,529	(164,362)	87,287	17,787,585
Vehicles	6,676,730	-	(5,318)	(926)	6,670,486
Proprietary computer hardware	10,859,846	60,139	(76,507)	160,281	11,003,759
PP&E under loan for use	251,606	-	(150,985)	-	100,621
Computer hardware under loan for use	197,769	371	(3,279)	5,400	200,261
PP&E under capital leases	10,487,616	1,632,290	(38,162)	(3,708,924)	8,372,820
Vehicles under capital leases	1,209,095	-	-	925	1,210,020
Machinery Law 24,402 and Resolution No. 502/95	77,032,103	-	-	329,593	77,361,696
Works in progress	1,663,164	1,576,864	(4,774)	(1,466,052)	1,769,202
PP&E Resolution No. 502/95	20,247,975	-	(289,665)	(329,941)	19,628,369
Total 03/31/2004	1,156,506,143	3,480,761	(4,376,148)	-	1,155,610,756
Total 06/30/2003	1,203,424,838	5,160,418	(52,079,113)	-	1,156,506,143
			(A)		(B)

(A) Includes 480,858 and 1,927,070 as of March 31, 2004 and June 30, 2003, respectively, of Reversal of Appraisal Revaluation owing to retirements for the period / year.

(B) As of March 31, 2004 and June 30, 2003, the balance of PP&E includes cumulative foreign exchange differences in the amount of 13,610,274 and 14,017,067, respectively. During the nine-month period ended March 31, 2004, the Cooperative reduced the PP&E account and charged foreign exchange differences to loss, net of the related amortization thereof, as established by general Resolution No. 398 of the CNV. Such decrease was included in the retirements for the period and amounts to 406,793.

Signed for purposes of identification with our report dated 05-10-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

NÉSTOR JUAN GARETTO
Chairman of the Statutory Audit Committee

MIGUEL OMAR ALTUNA
Chairman

EXHIBIT A
(Cont.)

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN PROPERTY, PLANT AND EQUIPMENT FOR THE NINE-MONTH PERIOD ENDED MARCH 31, 2004 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos – Note 1.2.)

	Depreciations					
		For the period/year				
Accounts	Accumulated at beginning of year	Increase	Decrease	Accumulated at end of period/year	Net book Value 03/31/2004	Net book Value 06/30/2003
Land	-	-	-	-	13,535,594	13,908,844
Buildings	126,056,804	7,439,322	(97,420)	133,398,706	210,813,301	217,970,887
Enclosures and facilities	12,272,785	820,441	(39,954)	13,053,272	15,909,505	16,833,152
Machinery and facilities	397,281,099	19,755,731	(2,104,589)	414,932,241	208,706,376	224,546,068
Tools in use	1,096,007	26,966	(6,964)	1,116,009	40,933	65,462
Furniture and fixture	13,968,839	727,801	(89,661)	14,606,979	3,180,606	3,880,292
Vehicles	3,322,291	224,757	(5,305)	3,541,743	3,128,743	3,354,439
Proprietary computer hardware	10,272,041	611,030	(60,728)	10,822,343	181,416	587,805
PP&E under loan for use	98,783	9,136	(52,065)	55,854	44,767	152,823
Computer hardware under loan for use	195,193	1,679	-	196,872	3,389	2,576
PP&E under capital leases	5,386,637	765,504	-	6,152,141	2,220,679	5,100,979
Vehicles under capital leases	408,925	128,285	-	537,210	672,810	800,170
Machinery Law 24,402 and Resolution No. 502/95	41,299,850	4,051,140	-	45,350,990	32,010,706	35,732,253
Works in progress	-	-	-	-	1,769,202	1,663,164
PP&E Resolution No. 502/95	10,134,260	1,553,582	-	11,687,842	7,940,527	10,113,715
Total 03/31/2004	621,793,514	36,115,374	(2,456,686)	655,452,202	500,158,554	
Total 06/30/2003	575,202,617	50,662,076	(4,071,179)	621,793,514		534,712,629
		(B)	(A)			

(A) Includes 480,858 and 1,927,070 as of March 31, 2004 and June 30, 2003, respectively, of Reversal of Appraisal Revaluation owing to retirements for the period / year.

(B) Includes 7,494,201 and 11,352,773 as of March 31, 2004 and June 30, 2003, respectively, of Reversal of Appraisal Revaluation due to depreciation of the period / year.

Signed for purposes of identification
with our report dated 05-10-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

EXHIBIT B

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN INTANGIBLE ASSETS FOR THE NINE-MONTH PERIOD

ENDED MARCH 31, 2004 PRESENTED COMPARATIVELY

WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos – Note 1.2.)

	Original cost		
	Balance at beginning of year	Increase	Balance at end of period/year
Trademarks	4,984,358	183,733	5,168,091
Total 03/31/2004	4,984,358	183,733	5,168,091
Total 06/30/2003	4,521,906	462,452	4,984,358

	Amortization			
	Accumulated at beginning of year	For the period/year	Accumulated at end of period/year	Net book value
Trademarks	2,799,181	231,347	3,030,528	2,137,563
Total 03/31/2004	2,799,181	231,347	3,030,528	2,137,563
Total 06/30/2003	2,522,596	276,585	2,799,181	2,185,177

Signed for purposes of identification
with our report dated 05-10-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

EXHIBIT C

SANCOR COOPERATIVAS UNIDAS LIMITADA

INVESTMENTS IN SHARES, OTHER SECURITIES AND INTERESTS IN OTHER COMPANIES

AS OF MARCH 31, 2004 PRESENTED COMPARATIVELY

WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos – Note 1.2.)

	03/31/2004				06/30/2003
Denomination and Issuers	Class	Face value	Quantity	Book value	Book value
CURRENT INVESTMENTS					
Certificates of deposits	-	-	-	860,850	15,724
Total current investments	-	-	-	860,850	15,724
NONCURRENT INVESTMENTS					
El Hornero G.P. (1)	-	-	-	6,427,460	8,445,773
Coop Publicidad G.P.	-	-	-	-	-
Amplicampo Inversora Corp.	A/B	1.00	412,205	8,970,231	9,176,115
SanCor Do Brasil Productos Alimenticios L.L.C. (1)	-	-	-	-	-
Integral Insumos G.P. (1) (2)	-	-	-	11,602,024	10,872,617
SanCor Mexico L.L.C.	-	-	-	5,647	6,641
Sodecar Corp.	A	100.00	77,618	10,059,960	10,184,492
Arla Foods Ingredients Corp. (1)	-	1,000.00	13,806	39,131,940	40,966,483
SanCor Dairy Corp.	-	1.00	10,000	-	-
Aproagro Corp. (3)	-	-	-	-	-
Nobleplus Corp. (3)	-	-	-	-	-
San Marco Corp. (3)	-	-	-	-	-
Interests in other cooperatives	-	-	-	3,502,152	3,241,042
TC/CAP Financial trust	Trust debt securities	USD 1	3,618,200	11,436,725	11,404,837
Others	-	-	-	35,227	159,559
Goodwill	-	-	-	4,536,498	4,722,930
Total noncurrent investments	-	-	-	95,707,864	99,180,489
OTHER LIABILITIES RELATED TO INVESTMENTS					
SanCor Dairy Corp.	-	-	-	(20,560)	(4,247)
Sancor Do Brasil Productos Alimenticios L.L.C.	-	-	-	(8,258,138)	(11,930,965)
Coop Publicidad G.P.	-	-	-	(33,071)	(68,988)
Total other liabilities related to investments				(8,311,769)	(12,004,200)

(1) During the period ended March 31, 2004 and the fiscal year ended June 30, 2003, capital contributions were made for Integral Insumos G.P in the amount of 19,964,942 (June 2003), Arla Foods Ingredients Corp. in the amount of 1,608,074 (June 2003) and SanCor Do Brasil Productos Alimenticios L.L.C. in the amounts of 6,551,296 and 1,283,400.

(2) Integral Insumos G.P. assigned receivables to set up financial trusts. As of December 31, 2003, the outstanding amount of such receivables was 1,251,843. The Company remained severally and jointly liable as to the debtors' compliance with all payment obligations and hence guaranteed the cash flow. These receivables fall due over the current year.

(3) These companies are controlled by Amplicampo Inversora Corp., Integral Insumos G.P. and El Hornero G.P., respectively.

Signed for purposes of identification
with our report dated 05-10-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

MIGUEL OMAR ALTUNA
Chairman

EXHIBIT C
(Cont.)

SANCOR COOPERATIVAS UNIDAS LIMITADA

INVESTMENTS IN SHARES, OTHER SECURITIES, AND INTERESTS IN OTHER COMPANIES

AS OF MARCH 31, 2004 PRESENTED COMPARATIVELY

WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos – Note 1.2.)

	Information on the issuer							
		Latest financial statements						
Denomination and issuers	Main business	Fiscal period date	Capital stock	Income (loss)	Share – holders´ equity	Direct interest in Capital	Indirect interest in Capital
NONCURRENT INVESTMENTS							
COMPANY							
El Hornero G.P.	Manufacturing and selling of food products	12-2003	310,000	(2,028,455)	6,459,759	99.50%	99.50%
Coop Publicidad G.P.	Advertising agency	12-2003	1	39,908	(36,745)	90.00%	99.95%
Amplicampo Inversora Corp.	Financing services and financial activities	12-2003	433,900	(216,721)	9,442,348	95.00%	95.00%
SanCor Do Brasil Productos Alimenticios L.L.C.	Import and selling of food products	12-2003	15,347,942	(3,128,770)	(10,421,237)	92.00%	99.96%
Integral Insumos G.P.	Provision of supplies for agricultural and agro industrial activities	12-2003	440,000	744,293	11,838,800	98.00%	99.99%
SanCor Mexico L.L.C.	Manufacturing and selling of food products	12-2003	6,383	1,046	5,944	95.00%	99.98%
Sodecar Corp.	Manufacturing of cold cuts and charcuterie	12-2003	15,523,600	(249,064)	20,119,919	50.00%	63.45%
Arla Foods Ingredients Corp.	Manufacturing and sale of cheese whey byproducts	12-2003	27,612,000	(3,669,085)	78,263,880	50.00%	50.00%
SanCor Dairy Corp.	Import and sale of food products	12-2003	10,000	(16,313)	(20,560)	100.00%	100.00%
Aproagro Corp.	Provision of supplies for agricultural activities and IT services	12-2003	5,012,000	(403,296)	6,992,830	-	95.00%
Nobleplus Corp.	Manufacturing and selling of food products	12-2003	273,051	(40,625)	25,323	-	99.98%
San Marco Corp.	Manufacturing and selling of dairy products	12-2003	11,000,000	(1,547,161)	18,763,838	-	99.50%

Signed for purposes of identification
with our report dated 05-10-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

EXHIBIT E

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN ALLOWANCES, ACCRUALS AND RESERVES AND FUNDS FOR THE NINE-MONTH PERIOD ENDED MARCH 31, 2004

(Translation of the Financial Statements originally issued in Spanish – See Note 17)

(Stated in pesos – Note 1.2.)

Account	Balance at beginning of year	Decrease	Increase	Balance at end of period
ALLOWANCES				
For doubtful accounts	41,307,060	5,070,718	4,182,054	40,418,396
For inventory obsolescence	961,874	390,563	233,302	804,613
	42,268,934	5,461,281	4,415,356	41,223,009
ACCRUALS				
Accrual for litigation	14,354,415	854,379	2,955,744	16,455,780
	14,354,415	854,379	2,955,744	16,455,780
TOTAL	56,623,349	6,315,660	7,371,100	57,678,789
RESERVES AND FUNDS				
Legal reserve	2,811,646	-	-	2,811,646
Labor and employee assistance fund	3,045	-	63	3,108
Special reserve (Art. 42, Law No. 20,337)	12,995,113	20,000	6,394,941	19,370,054
Appraisal revaluation of PP&E	205,633,259	7,975,059	-	197,658,200
TOTAL	221,443,063	7,995,059	6,395,004	219,843,008

Signed for purposes of identification
with our report dated 05-10-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

EXHIBIT E
(Cont.)

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN ALLOWANCES, ACCRUALS AND RESERVES AND FUNDS

FOR THE NINE-MONTH PERIOD ENDED MARCH 31, 2004

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos – Note 1.2.)

Account	References on decreases	References on increases	
ALLOWANCES			
For doubtful accounts	Consumption	Individual recoverability analysis	
For inventory obsolescence	Consumption	Slow-moving items that may improbably be used	
ACCRUALS			
Accrual for litigation	Payment of out-of-court settlement	Calculation on labor claims as per legal counsel reports	
RESERVES AND FUNDS			
Labor and employee assistance fund		Interest and refunds for loans to personnel	
Special reserve (Art. 42, Law No. 20,337)	Cooperatives movements	Reserve restored with income for fiscal 2002/2003	5,605,329
		Departure of cooperatives	789,612
Appraisal revaluation of PP&E	Reversal due to retirements and depreciation on PP&E		

Signed for purposes of identification
with our report dated 05-10-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

MIGUEL OMAR ALTUNA
Chairman

EXHIBIT F

SANCOR COOPERATIVAS UNIDAS LIMITADA

COST OF SALES FOR THE NINE-MONTH PERIOD ENDED MARCH 31, 2004

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos – Note 1.2.)

Description	03/31/2004	03/31/2003
Inventory of finished goods at beginning of fiscal year	70,084,361	94,055,214
Purchases and manufacturing expenses (Exhibit H)	682,258,550	576,021,013
Subtotal	752,342,911	670,076,227
Less:		
Holding losses (Note 2.12)	13,750,371	11,430,720
Plant idle capacity (Note 9)	-	2,032,072
Inventory of finished goods at end of period	80,023,017	72,363,712
Imputed interest on purchases	11,832,009	14,106,480
Cost of sales	646,737,514	570,143,243

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

Signed for purposes of identification
with our report dated 05-10-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

EXHIBIT G

SANCOR COOPERATIVAS UNIDAS LIMITADA

ASSETS AND LIABILITIES IN FOREIGN CURRENCY AS OF MARCH 31, 2004

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos – Note 1.2.)

	03/31/2004				06/30/2003		
Accounts	Foreign currency unit and amount		Current exchange rate	Amount recorded in pesos	Foreign currency unit and amount		Amount recorded in pesos
CURRENT ASSETS							
Cash and Bank	290,980	USD	2.82000	820,564	1,050,411	USD	2,836,109
	2,210	BRL	1.02500	2,265	1,741	BRL	1,633
	22,000	ITL	0.00186	41	22,000	ITL	35
	900	FRF	0.54925	494	900	FRF	428
	265	DEM	1.84215	488	265	DEM	418
	7,000	ESP	0.02165	152	7,000	ESP	130
	1,062	DKK	0.47377	503	1,062	DKK	446
	140	SZL	2.26021	316	140	SZL	280
	43,330	CLP	0.00467	202	43,330	CLP	167
	5,000	UYU	0.10106	505	1,809	UYU	190
	125	GBP	5.32472	666	125	GBP	557
	120	EUR	3.46656	417	262	EUR	806
Bank investments	305,266	USD	2.82000	860,850	-	-	-
Trade receivables (1)	24,607,600	USD	2.82000	69,393,432	14,319,726	USD	38,663,260
Other receivables	1,219,133	USD	2.82000	3,437,956	544,090	USD	1,469,043
Total				74,518,851			42,973,502
NONCURRENT ASSETS							
Long-term investments	4,055,576	USD	2.82000	11,436,725	4,224,014	USD	11,404,837
Total				11,436,725			11,404,837
CURRENT LIABILITIES							
Vendors	3,277,853	USD	2.86000	9,374,662	3,585,076	USD	10,038,213
Foreign vendors	624,559	USD	2.86000	1,786,238	586,039	USD	1,640,910
	31,283	EUR	3.51600	109,991	205,200	FRF	101,512
Prepayment from customers	3,779,915	USD	2.86000	10,810,557	2,884,421	USD	8,076,379
Financial payables	151,119,232	USD	2.86000	432,201,004	137,063,308	USD	383,777,262
Other payables	578,916	USD	2.86000	1,655,700	809,344	USD	2,266,162
Total				455,938,152			405,900,438
NONCURRENT LIABILITES							
Vendors	6,506,303	USD	2.86000	18,608,026	7,994,360	USD	22,384,209
Prepayment from customers	2,859,606	USD	2.86000	8,178,473	3,758,732	USD	10,524,450
Financial payables	21,250,000	USD	2.86000	60,775,000	22,500,000	USD	63,000,000
Total				87,561,499			95,908,659

(1) Net of the allowance for doubtful accounts denominated in foreign currency.

Signed for purposes of identification
with our report dated 05-10-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

MIGUEL OMAR ALTUNA
Chairman

EXHIBIT H

SANCOR COOPERATIVAS UNIDAS LIMITADA

PURCHASES AND MANUFACTURING, ADMINISTRATIVE AND SELLING EXPENSES

FOR THE NINE-MONTH PERIOD ENDED MARCH 31, 2004

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos – Note 1.2.)

	03/31/2004				03/31/2003
Account	Purchases and manufacturing expenses (2)	Administrative expenses	Selling expenses	Total	Total
Raw materials	451,029,123	-	-	451,029,123	358,925,925
Labor	55,723,330	7,006,124	18,058,345	80,787,799	75,024,012
Freight and transportation	21,298,987	1,271,305	36,511,765	59,082,057	47,629,803
Containers and packaging	69,188,176	-	391,169	69,579,345	72,040,158
Doubtful receivables	-	-	4,182,054	4,182,054	5,242,050
Depreciation of PP&E (1)	26,524,617	400,378	1,696,178	28,621,173	29,643,706
Maintenance of PP&E	7,693,227	97,997	404,361	8,195,585	6,473,787
Fuel and electric power	12,294,203	97,911	430,923	12,823,037	14,227,097
Advertising, promotion and others	-	173,984	11,799,671	11,973,655	15,423,381
Taxes	9,221,659	73,429	17,712,365	27,007,453	26,166,075
Other services	1,193,641	1,520,095	2,334,387	5,048,123	6,140,176
Outsourced services	13,553,707	858,259	10,854,744	25,266,710	21,127,375
Other	14,537,880	1,622,564	11,468,655	27,629,099	30,368,408
Total 03/31/2004	682,258,550	13,122,046	115,844,617	811,225,213	
Total 03/31/2003	576,021,013	12,280,259	120,130,681		708,431,953

(1) Net of the reversal of the reserve of appraisal revaluation of PP&E.

(2) Including, as of March 31, 2003, 2,032,072, related to the plant idle capacity charged to "Other expenses" in the statement of income as of such date (see note 9).

Signed for purposes of identification
with our report dated 05-10-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

SUMMARY OF EVENTS FOR THE NINE-MONTH PERIOD

ENDED MARCH 31, 2004

(Presented for comparative purposes with the same period of four prior fiscal years)

1. ACTIVITIES UNDERTAKEN BY OUR COOPERATIVE: (*)

- The production level of the period, measured in terms of the volume of milk received for processing, grew slightly in comparison with the prior fiscal year, reversing the trend of the last few years.

- Total sales, by volume, kept level with production, which allowed to keep capital tied up in finished-product inventories at relatively low levels. The sales mix was modified, prioritizing supply to the domestic market, where consumption increased slightly.

- Ordinary operating income was mainly affected by the increase in the main cost factors, in comparison with the same period of the prior fiscal year. The Cooperative sustained a net loss, strongly influenced by the financing costs compounded with the behavior of the exchange rate over the period (depreciation of the Argentine peso).

- Certain structures continued to be adjusted for the purpose of improving the organization efficiency.

- The variation in the equity and financial structure, as compared to the same periods in prior fiscal years, shows that the cooperative has been adapted to the current activity level and the strong impact of the foreign exchange rate variation on the financial payables assumed in foreign currency.

2. CONDENSED BALANCE SHEET PRESENTED COMPARATIVELY (IN PESOS):

	2004	2003	2002	2001	2000
Current Assets	331,849,142	339,983,020	497,086,703	536,575,985	605,469,093
Noncurrent Assets	626,863,385	706,062,747	919,299,398	797,245,126	799,903,761
Total	958,712,527	1,046,045,767	1,416,386,101	1,333,821,111	1,405,372,854
Current Liabilities	705,064,378	680,643,752	678,483,779	440,468,226	378,497,263
Noncurrent Liabilities	150,996,577	128,405,164	513,092,056	299,513,937	394,298,186
Subtotal	856,060,955	809,048,916	1,191,575,835	739,982,163	772,795,449
Owners' Equity	102,651,572	236,996,851	224,810,266	593,838,948	632,577,405
Total	958,712,527	1,046,045,767	1,416,386,101	1,333,821,111	1,405,372,854

Signed for purposes of identification
with our report dated 05-10-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

3. CONDENSED STATEMENT OF INCOME PRESENTED COMPARATIVELY (IN PESOS):

	2004	2003	2002	2001	2000
Income from recurring operations	(3,868,079)	8,942,020	6,719,032	54,301,029	39,046,107
Financial (loss) gain	(65,721,225)	52,358,673	(329,796,878)	(60,982,133)	(50,420,579)
Other income (expenses) (1)	(9,380,622)	(20,778,456)	(32,761,328)	(3,262,837)	10,671,487
Extraordinary loss	(757,869)	-	-	-	-
Cooperative Development Fund	-	-	(3,978,082)	(4,550,406)	(2,973,706)
Net (Loss) Income	(79,727,795)	40,522,237	(359,817,256)	(14,494,347)	(3,676,691)

(1) Includes income (loss) from long-term investments

4. STATISTICAL DATA (IN PHYSICAL UNITS): (*)

The figures are stated in thousands of liters of raw milk contained in products processed and sold.

	2004	2003	2002	2001	2000
Production Volume	968,671	943,988	1,149,830	1,253,808	1,435,601
Sales Volume					
– Local Market	644,810	596,900	804,704	943,690	951,688
– Exports	299,464	394,573	304,447	288,319	519,180
Total	944,274	991,473	1,109,151	1,232,009	1,470,868

5. RATIOS:

	2004	2003	2002	2001	2000
Liquidity (1)	0.47	0.50	0.73	1.22	1.60
Solvency (2)	0.12	0.29	0.19	0.80	0.82
Noncurrent assets to total assets	0.65	0.67	0.65	0.60	0.57

(1) Current assets to current liabilities.
(2) Equity to total liabilities.

Signed for purposes of identification
with our report dated 05-10-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

MIGUEL OMAR ALTUNA
Chairman

6. PROSPECTS FOR THE REST OF THE FISCAL YEAR:

- In the domestic market, the population's purchasing power, the nominal and relative exchange rates, interest and inflation rates, and constraints such as access to credit, the tax burden and governmental regulations will continue to be the determinant factors. The Cooperative will continue adapting its channels and products strategy to such reality, orienting its offerings in order to bolster the market while maintaining its excellent quality standards.

- The constraints currently characterizing the worldwide dairy market will have influence on the export activities of the Cooperative, which is keeping to its strategy of being present in foreign markets, leveraging not only the competitiveness afforded by the exchange rate but also the international prestige of its products. This market value the policy of prioritizing quality in raw materials and processes and the technological level allowing to satisfy the needs of customers anywhere in the world.

- The Cooperative is continuing with the negotiation with financial creditors to complete the refinancing of outstanding debt, improving service conditions with longer terms and lower interest rates.

- We think the implementation of a model to strengthen exports, the permanent improvement of the product/channel combination in the domestic market and the development of better programs to adjust the structures, apart from obtaining what was expected from the abovementioned negotiations to restructure the financial liabilities, will permit to reach positive results in the near future.

(*) Information not covered by the limited review report.

Signed for purposes of identification
with our report dated 05-10-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

SanCor Cooperativas Unidas Limitada ("SanCor")

English Summaries of Documents 1-3

Document 1

Minutes of the meeting of the Administrative Council of SanCor on May 10, 2004.

The meeting of the Administrative Council of SanCor took place on May 10, 2004 in Sunchales, Province of Santa Fe, Argentina (Minutes No. 2588). President Miguel Omar Altuna submits to the present members of the council the report of the Third Quarter 2003/2004 financial statements for the period ended March 31, 2004. The report concerns the following: (I) Balance sheets of SanCor for period ended March 31, 2004; (II) Statements of income of SanCor for the period ended March 31, 2004; (III) Statement of Changes in Cooperative Equity of SanCor for the period ended March 31, 2004; (IV) Effective Flow State (V) Notes to the Financial Statements cited previously; (VI) Growth of property, plant & equipment (Appendix A); (VII) Intangible Assets (Appendix B); (VIII) Investment in equities and other negotiable values, and participation in other societies (Appendix C); (IX) Evolution of the reserve, provisions and funds (Appendix E); (X) Cost of sold goods (Appendix F); (XI) Assets and liabilities in foreign currency (Appendix G); (XII) Purchases and expenses of administration, manufacture and marketing (Appendix H); (XIII) Informative report for the period ended March 31, 2004 required by the laws of the National Securities Commission and (XIV) Table of sales, current assets (inventories excluded) and total current liabilities, as submitted to the Electronic Open Market.

In conclusion, the Administrative Council feels it has addressed all issues for the day. There being no more issues to address, this session ends at 10:40 a.m.

Signed: President Mr. Miguel Omar Altuna

Document 2

Minutes of the meeting of the Auditors' Committee of SanCor (No. 329) held on May 10, 2004.

Report of the meeting of the members of the Auditors' Committee of SanCor (No. 329), Mres. Néstor Juan Garetto; José Luis Juan and Norberto José Racca, took place in Sunchales on May 10, 2004. The Third Quarter financial statements for the period ended March 31, 2004: the documentation in reference to the above was approved by the Administrative Council of SanCor at its meeting in accordance with Minutes No. 2,588 of the aforementioned directive body. By unanimous consent, the Auditors' Committee resolved: (I) Balance sheets of SanCor for period ended March 31, 2004; (II) Statements of income of SanCor for the period ended March 31, 2004; (III) Statement of Changes in Cooperative Equity of SanCor for the period ended March 31, 2004; (IV) Effective Flow State (V) Notes to the Financial Statements cited previously; (VI) Growth of property, plant & equipment (Appendix A); (VII) Intangible Assets (Appendix B); (VIII) Investment in equities and other negotiable values, and participation in other societies (Appendix C); (IX) Evolution of the reserve, provisions and funds (Appendix E); (X) Cost of sold goods (Appendix F); (XI) Assets and liabilities in foreign currency (Appendix G); (XII) Purchases and expenses of administration, manufacture and marketing (Appendix H); (XIII) Informative report for the period ended March 31, 2004 required by the laws of the National Securities Commission and (XIV) Table of sales, current assets (inventories excluded) and total current liabilities, as submitted to the Electronic Open Market.

In conclusion, the Auditors' Committee feels it has addressed all issues for the day. There being no more issues to address, this session ends at 12:15 p.m.

Signed: Mr. Néstor Juan Garetto

Document 3

Comparison of the nine month period ended March 31, 2004 and the nine month period ended March 31, 2003.

Net Sales - The net sales of SanCor during the nine month period ended March 31, 2004 (the "Third Quarter 2003/2004") were 783.5 million pesos, representing an increase of 8.6%, compared to the sum of 721.7 million pesos in the nine month period ended March 31, 2003 (the "Third Quarter 2002/2003"). The increase of net sales was mainly due to a higher placement in the domestic market, accompanied by a better general level of the obtained prices.

Cost of Sales - The cost of sales increased 13.4% from 570.1 million pesos during the Third Quarter 2002/2003 as compared to 646.7 million pesos in the Third Quarter 2003/2004. SanCor attributes this increase mainly due to an increase in the prices of the principal two items of the cost of production: the raw milk and the labor.

Commercial, Administrative Expenses and other Not Ordinary Expenses - Sales expenses decreased 3.7% from 120.1 million pesos in the Third Quarter 2002/2003 to 115.8 million pesos in the Third Quarter 2003/2004; the administrative expense increased 6.5% from 12.3 million pesos in the Third Quarter 2002/2003 to 13.1 million pesos in the Third Quarter 2003/2004. The decrease in the sales expenses mainly due to a decrease of the general volume of sales and to the smaller activity in communication. The increase of the administrative expenses is mainly due to the higher price of the labor. The other not ordinary expenses of the Third Quarter 2003/2004 exceeded of preceding exercise in 1.5 million pesos as consequence of the cost of the greater weight of the tax on the banks debits and credits.

Net Financial Expenditures – During the Third Quarter 2003/2004, net financial expenditures was -65.8 million pesos, while in the Third Quarter 2002/2003 was 46.7 million pesos. SanCor attributes this variation mainly to the effect in the average level of indebtedness in foreign currency, provoked by the behavior of the exchange rate, (decreasing in 2002/2003 and growing in 2003/2004) and for a change discernment in the assignment of the differences of change activated in fixed assets.

Operating results - The operating results of SanCor, positive during the Third Quarter 2002/2003 became a loss of 69.6 million pesos during the Third Quarter 2003/2004. This change is a consequence of the combined effect of the variations in the revenues and operating costs for that period already analyzed.

Other Net Revenue – The loss of 20.8 million pesos in the Third Quarter 2002/2003 decreased to a loss of 9.4 million pesos in the Third Quarter 2003/2004. This change is mainly due to a better result obtained by our controlled entities.

Net Result - SanCor declared a net result of a loss of 79.7 million pesos for the Third Quarter 2003/2004, and a net result of 40.5 million pesos in the Third Quarter 2002/2003. The evolution is a consequence of a smaller gross margin obtained on the sales, from the financial loss derivate from the evolution of the exchange rate from the foreign currency and for a change discernment in the assignment of the differences of change activated in fixed assets.

Comparación entre el Período de Nueve Meses finalizado el 31 de marzo de 2004 con el Período de Nueve Meses finalizado el 31 de marzo de 2003

Ventas Netas. *Las ventas netas de la Compañía durante el período de nueve meses finalizado el 31 de marzo de 2004 (el "Ejercicio 2003/2004") fueron de $ 783,5 millones, con un incremento del 8,6 % comparadas con la suma de $ 721,7 millones registrada en dicho rubro en el período de nueve meses finalizado el 31 de marzo de 2003 (el "Ejercicio 2002/2003"). Dicho aumento se debió principalmente a una mayor colocación en el mercado local, acompañada por un mejor nivel general de los precios obtenidos.*

Costo de Ventas. *El costo de ventas creció el 13,4 %, de $ 570,1 millones durante el Ejercicio 2002/2003 a $ 646,7 millones en el Ejercicio 2003/2004. La Compañía atribuye este aumento, fundamentalmente, al incremento en los precios de los dos principales factores del costo de producción: la materia prima leche y la mano de obra.*

Gastos Comerciales, Administrativos y Otros Gastos. *Los gastos por ventas decrecieron un 3,7 %, de $ 120,1 millones en el Ejercicio 2002/2003 a $ 115,8 millones en el Ejercicio 2003/2004; los gastos administrativos crecieron el 6,5 %, de $ 12,3 millones en el Ejercicio 2002/2003 a $ 13,1 millones en el Ejercicio 2003/2004. La disminución de los gastos por ventas tiene como causas principales a la disminución del volumen general de ventas y a la menor actividad comunicacional. El incremento de los gastos administrativos se atribuye principalmente al mayor precio de la mano de obra. Los otros gastos del Ejercicio 2003/2004 excedieron a los del ejercicio precedente en $ 1,5 millones como consecuencia de un mayor peso del impuesto sobre los débitos y créditos bancarios.*

Resultados Financieros. *Durante el Ejercicio 2003/2004, el resultado financiero medido en términos reales fue de $ -65,8 millones negativo, mientras que en el Ejercicio 2002/2003 había sido de $ 46,7 millones positivo. Esta evolución fue consecuencia, básicamente, del efecto sobre el endeudamiento neto en moneda extranjera provocado por el comportamiento del tipo de cambio de la misma (decreciente en 2002/2003 y creciente en 2003/2004) y por un cambio de criterio en la asignación de las diferencias de cambio activadas en bienes de uso.*

Resultado Operativo. *El resultado operativo de la Compañía, positivo en el Ejercicio 2002/2003, se transformó en una pérdida de $ -69,6 millones en el Ejercicio 2003/2004. Este cambio es consecuencia del efecto conjunto de las variaciones producidas en los rubros de ingresos y costos operativos ya analizados.*

Otros Egresos Netos. *El resultado negativo de $ -20,8 millones en el Ejercicio 2002/2003 disminuyó a $ -9,4 millones en el Ejercicio 2003/2004. Incide para este comportamiento un mejor resultado obtenido por nuestras entidades controladas .*

Resultado Neto. *La Compañía declaró un resultado neto negativo de $ -79,7 millones para el Ejercicio 2003/2004, habiendo sido positivo en $ 40,5 millones en el Ejercicio 2002/2003. Esta evolución fue consecuencia, fundamentalmente, de un menor margen bruto obtenido sobre las venta, pérdida financiera derivada de la evolución del tipo de cambio de la moneda extranjera y el cambio de criterio en la asignación de las diferencias de cambio activadas en bienes de uso.*

Cooperativas Unidas Ltda.

SANCOR COOPERATIVAS UNIDAS LIMITADA

Estados Contables al 31 de marzo de 2004 presentados en forma comparativa con el ejercicio anterior y el mismo período del ejercicio anterior juntamente con el informe de revisión limitada

ERNST & YOUNG

Pistrelli, Henry Martin y Asociados SRL
25 de Mayo 487 - C1002ABI
Buenos Aires, Argentina

Tel.: (54-11) 4318-1600/4311-6644
Fax: (54-11) 4312-8647/4318-1777
www.ey.com/ar

INFORME DE REVISION LIMITADA
DE ESTADOS CONTABLES DE PERIODOS INTERMEDIOS

A los Señores Consejeros de
SANCOR Cooperativas Unidas Limitada:

De nuestra mayor consideración:

Tenemos el agrado de elevar a vuestra consideración el presente Informe N° 3 de Auditoría Externa, correspondiente al tercer trimestre del ejercicio N° 64, terminado el 31 de marzo de 2004.

1. **Datos referidos a la institución:**

    1.1. Denominación: SanCor Cooperativas Unidas Limitada

    1.2. Domicilio Legal: Teniente Gral. Richieri N° 15, Sunchales - Dpto. Castellanos - Santa Fe

    1.3. Número de matrícula en I.N.A.E.S.: 772

    1.4. Tipo de Cooperativa: de segundo grado

    1.5. Actividad principal: Elaboración y comercialización de productos lácteos

2. Hemos efectuado una revisión limitada del estado de situación patrimonial adjunto de SANCOR COOPERATIVAS UNIDAS LIMITADA (La Sociedad Cooperativa) al 31 de marzo de 2004 y los correspondientes estados de resultados, de evolución del patrimonio cooperativo neto y de flujo de efectivo por el período de nueve meses terminado en esa fecha. Dichos estados contables son responsabilidad del Consejo de Administración de la Sociedad Cooperativa.

3. Excepto por lo indicado en los párrafos 4. y 5., nuestra revisión fue realizada de acuerdo con las normas de la Resolución Técnica N° 7 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas aplicables a la revisión limitada de estados contables de períodos intermedios. De acuerdo con dichas normas, una revisión limitada consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de una revisión es sustancialmente menor al de una auditoría de estados contables, cuyo objetivo es la expresión de una opinión sobre los estados contables tomados en conjunto. Por lo tanto, no expresamos tal opinión.

4. El alcance de nuestro trabajo no incluyó la revisión limitada de los estados contables al 31 de diciembre de 2003, de las sociedades controladas Integral Insumos S.C., El Hornero S.C., Coop Publicidad S.C., Amplicampo Inversora S.A., San Marco S.A., Aproagro S.A., Nobleplus S.A., SanCor Dairy Corporation, SanCor do Brasil Productos Alimenticios Ltda. y SanCor México S.R.L. Los estados contables de las seis sociedades mencionadas en primer término estuvieron sujetos a revisiones limitadas realizadas por otros auditores, cuyos informes incluyeron salvedades por limitación en el alcance por no haber auditado las participaciones de estas sociedades en algunas de las cuatro sociedades (no auditadas) antes mencionadas y sobre ciertas inversiones en títulos de deuda y certificados de participación en "TC/Cap Fideicomiso Financiero" y "AVG Fideicomiso Financiero" que involucran al 31 de diciembre de 2003 $1.968.785 y sobre la recuperabilidad del crédito por impuesto a la Ganancia Mínima Presunta por $595.869 al 31 de diciembre de 2003.

    Los estados contables recién mencionados, fueron utilizados por la Sociedad Cooperativa para valuar su inversión en dichas sociedades y para determinar los resultados generados por las mismas al 31 de marzo de 2004 mediante el método de valor patrimonial proporcional. Debido a las limitaciones antes descriptas, no tenemos elementos de juicio que soporten la valuación y exposición de las cuentas relacionadas con dichas sociedades controladas al 31 de marzo de 2004, que involucran inversiones, cuentas por cobrar y pasivos por $27.005.362, $42.808.390 y

$11.866.422, respectivamente y pérdidas por inversiones permanentes por $4.354.649 por el periodo de nueve meses terminado en esa fecha.

Asimismo, los estados contables de las sociedades controladas correspondientes al período de nueve meses terminado el 31 de marzo de 2004, necesarios para valuar dichas inversiones al valor patrimonial proporcional conforme a las normas contables profesionales vigentes, no se encontraban disponibles, y la Sociedad Cooperativa no dispone de información sobre los resultados generados por dichas sociedades durante el período de tres meses comprendido entre el 1 de enero y el 31 de marzo de 2004, no habiendo reconocido su participación proporcional en el resultado de las sociedades controladas por el período de tres meses recién mencionado.

5. Tal como se indica en el Anexo C y en la nota 2.5 a los estados contables adjuntos, al 31 de marzo de 2004, la Sociedad Cooperativa mantiene títulos de deuda fiduciaria registrados en el rubro inversiones no corrientes por $11.436.725. Los estados contables al 31 de diciembre de 2003 (últimos disponibles) del fideicomiso emisor de dichos títulos, estuvieron sujetos a una revisión limitada realizada por otro auditor, cuyo informe incluyó salvedades por incertidumbre por los efectos que pudieran derivarse sobre los principales activos del fideicomiso (inversiones en otras sociedades y valor llave) por la crisis descripta en el párrafo 7. de este informe y sobre la recuperabilidad de las tenencias de instrumentos financieros y ciertos créditos por impuesto a la ganancia mínima presunta que poseen las sociedades que se incluyen como inversiones permanentes dentro de los activos del fideicomiso. Asimismo en el informe de auditor antes mencionado, se menciona que existen determinados títulos valores registrados como inversiones (en las sociedades que se incluyen como inversiones permanentes dentro de los activos del fideicomiso) respecto de los cuales no se ha podido contar con sus respectivos estados contables. Por último, en el informe del auditor mencionado, se informa que en la preparación de los estados contables de las sociedades en las que el fideicomiso tiene participación no se han considerado (a) los efecto de los cambios en poder adquisitivo de la moneda ocurridos desde el 1 de enero de 2003 y (b) los efectos de la aplicación de las nuevas normas contables profesionales que se mencionan en el párrafo 9., y que a la fecha de emisión de ese informe no se ha podido cuantificar el efecto producido por esta situación. Consecuentemente, a la fecha de emisión de los estados contables adjuntos no hemos obtenido evidencia suficiente acerca de la valuación y recuperabilidad de dichas inversiones.

6. Tal como se indica en la nota 2.6. a los estados contables adjuntos, la Sociedad Cooperativa contabilizó un revalúo técnico de ciertos bienes de uso al 30 de junio de 1990, sobre la base de tasaciones efectuadas por un experto independiente. Nuestra manifestación indicada en el párrafo 11., en lo que se refiere a los importes revaluados de dichos activos, se basa en el informe de dicho experto.

7. Como se describe en la nota 15.a) a los estados contables adjuntos, a fines del año 2001, se implementó en el país un profundo cambio del modelo económico y de la Ley de Convertibilidad vigente desde marzo de 1991 que incluyó la devaluación del peso argentino respecto del dólar estadounidense y otras medidas significativas. Las modificaciones introducidas originaron una profunda crisis económica, cuyas principales consecuencias fueron el incremento de los precios internos y la consecuente caída de la demanda en el mercado interno y la restricción al acceso al crédito.

En nuestro informe de auditores de fecha 4 de septiembre de 2003, nuestra opinión sobre los estados contables de la Sociedad Cooperativa al 30 de junio de 2003, incluyó salvedades indeterminadas por incertidumbres derivadas de la crisis económica antes mencionada, sobre las cuestiones que se mencionan seguidamente. Dichas incertidumbres se mantienen a la fecha de este informe y su evolución se detalla a continuación.

El contexto económico antes descripto impactó en la Sociedad Cooperativa generando, entre otros aspectos, una disminución de sus flujos de ingresos que no resultaron suficientes para hacer frente a sus compromisos financieros que se incrementaron significativamente por la devaluación del peso argentino. Tal como se indica en las notas 12, 13 y 15.b) a los estados contables adjuntos, desde principios de 2002 y hasta el 31 de marzo de 2004, la Sociedad Cooperativa ha realizado pagos parciales en concepto de intereses de los préstamos financieros sobre la base de propuestas de

pago realizadas a los acreedores que incluyen prórrogas en los plazos de vencimiento de sus obligaciones y reducciones a las tasas originalmente pactadas, y no ha cancelado algunas cuotas de capital e interés vencidas en dicho período. De acuerdo con los contratos aplicables, dichos incumplimientos constituyen causales por las cuales los respectivos acreedores podrían exigirle a la Sociedad Cooperativa el pago anticipado de la totalidad de las deudas respectivas. Basada en que a la fecha de emisión de los presentes estados contables la Sociedad Cooperativa no ha sido notificada por los respectivos acreedores sobre los mencionados incumplimientos, previsto en los contratos para exigir el pago anticipado, y en sus expectativas favorables del proceso de negociación que se está manteniendo con los acreedores financieros, la Sociedad Cooperativa ha mantenido clasificada como deuda financiera no corriente al 31 de marzo de 2004 $60.775.000. Asimismo, tal como se explica en la nota 13 a los estados contables adjuntos, la Sociedad Cooperativa ha computado los intereses devengados desde inicios del año 2002 y hasta el 31 de marzo de 2004, sobre la base de su estimación del resultado de las negociaciones en curso con sus acreedores financieros y por lo tanto no ha registrado los intereses que surgirían de cumplir con las pautas establecidas en el prospecto de emisión de las obligaciones negociables, o los que otros acreedores pudiesen considerar aplicables a situaciones de mora. La clasificación y la valuación de los pasivos mencionados, están sujetas al resultado de las mencionadas negociaciones.

Tal como se menciona en la nota 15.b) a los estados contables adjuntos, la Sociedad Cooperativa se encuentra trabajando en la implementación de distintas estrategias a fin de adecuar sus negocios al nuevo contexto, y el Consejo de Administración y la Gerencia de la Sociedad Cooperativa entienden que dichas acciones, así como los resultados positivos que esperan de las negociaciones tendientes a reestructurar sus obligaciones financieras, le permitirían alcanzar resultados operativos para comenzar a revertir la actual situación.

Los estados contables al 31 de marzo de 2004 mencionados en el párrafo 2. han sido preparados considerando que la Sociedad Cooperativa continuará normalmente con sus operaciones y, por lo tanto, no incluyen los efectos que podrían derivarse de la resolución de estas incertidumbres.

8. Tal como se indica en la nota 1.3. a los estados contables adjuntos, la Sociedad Cooperativa no presenta en los períodos intermedios sus estados contables consolidados con los de sus sociedades controladas. Esta información es requerida por las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires, República Argentina y las normas pertinentes de la Comisión Nacional de Valores.

9. La Sociedad Cooperativa ha preparado sus estados contables al 31 de marzo de 2004 dando efecto a los cambios de criterios requeridos por las nuevas normas contables mencionadas en la nota 1.1 a los estados contables adjuntos. Tal como allí se indica, ciertos cambios de criterio han sido adoptados por la Sociedad Cooperativa sin corregir los saldos determinados con anterioridad a la vigencia de las nuevas normas contables, porque dichas normas requieren o admiten tal tratamiento. Las circunstancias antes mencionadas afectan la comparabilidad de los estados contables adjuntos.

10. Tal como indica la nota 1.2. a los estados contables adjuntos, y de acuerdo con las normas del organismo de control societario, la Sociedad Cooperativa no ha reconocido contablemente los efectos de las variaciones en el poder adquisitivo de la moneda originados entre el 1° de marzo y el 30 de septiembre de 2003, lo que es requerido por las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires, República Argentina. De haberse reconocido los efectos de dichas variaciones, el patrimonio neto de la Sociedad Cooperativa al 31 de marzo de 2004 hubiera disminuido en aproximadamente $11.074.970 y la pérdida por el período de nueve meses terminado en dicha fecha hubiera disminuido en aproximadamente $5.699.344.

11. Basados en nuestra revisión y en el informe del perito independiente mencionado en el párrafo 6., excepto por (a) el efecto de los ajustes, si los hubiere, que pudieran haberse requerido de no haber mediado las limitaciones en el alcance de nuestro trabajo descriptas en los párrafos 4. y 5., y (b) la falta de presentación de estados contables consolidados que se menciona en el párrafo 8., no hemos tomado conocimiento de ninguna modificación significativa que deba efectuarse a los estados contables mencionados en el párrafo 2. para que los mismos estén presentados de conformidad con las normas pertinentes de la Comisión Nacional de Valores, el Instituto Nacional de

Asociativismo y Economía Social (I.N.A.E.S.) y la Ley de Cooperativas, y excepto, adicionalmente, por la falta de reconocimiento de los efectos de las variaciones en el poder adquisitivo de la moneda entre el 1° de marzo y el 30 de septiembre de 2003 descripta en el párrafo 10., con las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires, República Argentina. Esta manifestación debe ser leída considerando las incertidumbres descriptas previamente en el párrafo 7, cuya resolución no puede determinarse a la fecha de este informe.

12. En relación al estado de situación patrimonial de la Sociedad Cooperativa al 30 de junio de 2003 y a los estados de resultados, de evolución del patrimonio cooperativo neto y de flujo de efectivo de la Sociedad Cooperativa por el período de nueve meses terminado el 31 de marzo de 2003, presentados con propósitos comparativos, informamos que:

    a) Hemos emitido con fecha 4 de septiembre de 2003 un informe de auditoría de los estados contables de la Sociedad Cooperativa al 30 de junio de 2003, que en relación al revalúo técnico de ciertos bienes de uso está basado en el informe de un perito independiente, y que incluyó (a) salvedades por limitación en el alcance sobre (a.1) ciertas inversiones en sociedades controladas, que involucran al 30 de junio de 2003 inversiones por $29.561.685 ($28.501.146 luego de considerar los cambios mencionados en el párrafo 9.), cuentas por cobrar por $49.803.824, pasivos por $20.015.421 ($20.005.117 luego de considerar los cambios mencionados en el párrafo 9.) y pérdidas por inversiones permanentes por $23.710.145 ($23.874.924 luego de considerar los cambios mencionados en el párrafo 9.) por el ejercicio terminado en esa fecha y, (a.2) ciertas inversiones en títulos de deuda fiduciaria por $11.404.837; (b) salvedades determinadas relacionadas con (b.1) la falta de reconocimiento de los efectos de la variación en el poder adquisitivo de la moneda originados a partir del 1° de marzo de 2003 tal como se explica en el párrafo 10., y (b.2) la falta de reconocimiento de los efectos de las nuevas normas contables profesionales descriptas en la nota 1.1 a los estados contables adjuntos; y (c) salvedades por incertidumbre relacionadas con (c.1) los efectos que pudiesen derivarse sobre la situación financiera y los resultados de la Sociedad Cooperativa así como su capacidad para continuar operando normalmente, como consecuencia de la crisis económica que se menciona en el párrafo 7. de este informe, y (c.2) la clasificación de las deudas financieras no corrientes y el cómputo de los intereses devengados sobre las deudas financieras, por estar sujetos al resultado de las negociaciones en curso con los respectivos acreedores. El estado de situación patrimonial de la Sociedad Cooperativa al 30 de junio de 2003 adjunto, incluye los efectos de los cambios de criterio mencionados en el párrafo 9., pero no considera los efectos de las variaciones en el poder adquisitivo de la moneda originados entre el 1° de marzo y el 30 de septiembre de 2003. No hemos auditado ningún estado contable a ninguna fecha y por ningún período posterior al 30 de junio de 2003.

    b) Hemos emitido con fecha 9 de mayo de 2003 un informe de revisión limitada de los estados contables de la Sociedad Cooperativa por el período de nueve meses finalizado el 31 de marzo de 2003, que en relación al revalúo técnico de ciertos bienes de uso está basado en el informe de un perito independiente, y que incluyó (a) salvedades por limitación en el alcance sobre (a.1) ciertas inversiones en sociedades controladas, que involucran al 31 de marzo de 2003 inversiones por $41.312.604 ($39.979.365 luego de considerar los cambios mencionados en el párrafo 9.), cuentas por cobrar por $51.489.436, pasivos por $18.644.155 y pérdidas por inversiones permanentes por $12.227.606 ($12.675.389 luego de considerar los cambios mencionados en el párrafo 9.) por el período de nueve meses terminado en esa fecha y, (a.2) ciertas inversiones en títulos de deuda fiduciaria por $12.273.149; (b) salvedades determinadas relacionadas con (b.1) la falta de presentación de los estados contables consolidados con sus sociedades controladas y, (b.2) la falta de reconocimiento de los efectos de las nuevas normas contables profesionales descriptas en la nota 1.1 a los estados contables adjuntos; y (c) párrafos de énfasis por incertidumbre relacionadas con (c.1) los efectos que pudiesen derivarse sobre la situación financiera y los resultados de la Sociedad Cooperativa así como su capacidad para continuar operando normalmente, como consecuencia de la crisis económica que se menciona en el párrafo 7. de este informe, y (c.2) la clasificación de las deudas financieras no corrientes y el cómputo de los intereses

devengados sobre las deudas financieras, por estar sujetos al resultado de las negociaciones en curso con los respectivos acreedores. Los estados contables de la Sociedad Cooperativa por el período de nueve meses terminado el 31 de marzo de 2003 adjuntos, fueron modificados para darle efecto retroactivo al cambio de criterio de activación de diferencias de cambio en los bienes de uso, descripto en la nota 2.12 a los estados contables adjuntos, e incluyen los efectos de los cambios de criterio mencionados en el párrafo 9., pero no consideran los efectos de las variaciones en el poder adquisitivo de la moneda originados entre el 1° de marzo y el 30 de septiembre de 2003.

13. En cumplimiento de disposiciones vigentes, informamos que:

a) Los estados contables mencionados en el párrafo 2., se encuentran asentados en el libro Inventario y Balances y surgen de registros contables llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes.

b) La información contenida en la "Reseña Informativa por el período de nueve meses terminado el 31 de marzo de 2004" es presentada por la Sociedad Cooperativa para cumplimentar normas de la Comisión Nacional de Valores. La información incluida en dicha Reseña correspondiente a los períodos de nueve meses terminados el 31 de marzo de 2004 y 2003, excepto por los datos indicados como "No cubiertos por el informe de revisión limitada", surge de los estados contables al 31 de marzo de 2004 y 2003 adjuntos. La información incluida en dicha Reseña correspondiente a los períodos de nueve meses terminados el 31 de marzo de 2002, 2001 y 2000, excepto por los datos indicados como "No cubiertos por el informe de revisión limitada", y antes de su reexpresión, con propósitos comparativos, hasta el 28 de febrero de 2003 según se menciona en la nota 1.2. y de la corrección del criterio de valuación de los productos terminados y del reconocimiento de los efectos de las variaciones en el poder adquisitivo de la moneda correspondiente al período comprendido entre el 1° de enero y el 31 de marzo de 2002 en la información correspondiente a marzo de 2002, ha sido cubierta por las revisiones efectuadas por Pistrelli, Díaz y Asociados Sociedad Civil, en su carácter de firma miembro de Andersen, quien emitió sus informes de revisión limitada de períodos intermedios de fechas 23 mayo de 2002 y 10 de mayo de 2001 (que incluyeron ciertas salvedades detalladas en dichos informes) y 10 de mayo de 2000, (sin salvedades), sobre los respectivos estados contables. La información recién mencionada, correspondiente a los períodos de nueve meses terminados al 31 de marzo de 2002, 2001 y 2000 no fue modificada por el Consejo de Administración de la Sociedad Cooperativa para incorporar ciertos cambios mencionados en el párrafo 9. y, adicionalmente, no considera los efectos de las variaciones en el poder adquisitivo de la moneda originados a partir del 1° de marzo de 2003.

c) Al 31 de marzo de 2004, según surge de los registros contables de la Sociedad Cooperativa, las deudas devengadas en concepto de (i) aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones e (ii) impuesto a los ingresos brutos a favor de la Administración Provincial Impositiva de la Provincia de Santa Fe, ascienden a $4.913.111 y $63.338, respectivamente, no siendo exigibles a esa fecha.

Buenos Aires,

10 de mayo de 2004

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

Gabriel S. Casella
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A T° 162 - F° 187

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 64 - Iniciado el 1 de Julio de 2003

CAPITAL SUSCRIPTO	239,823,662
CAPITAL INTEGRADO	204,999,471
CAPITAL A INTEGRAR	34,824,191

ESTADO DE SITUACION PATRIMONIAL AL 31 DE MARZO DE 2004 COMPARATIVO CON EL EJERCICIO ANTERIOR

(Expresado en Pesos - Nota 1.2)

ACTIVO	31/03/2004		30/06/2003
ACTIVO CORRIENTE			
DISPONIBILIDADES			
Caja y Bancos		19,065,093	23,317,202
INVERSIONES			
Bancarias (Anexo C)		860,850	15,724
CREDITOS			
Por Ventas			
Deudores por Ventas Exportación	75,658,082		
Deudores por Ventas	87,814,799		
Deudores en Gestión Judicial	19,740,673		
Deudores en Gestión Judicial con Gtía. Hip.	9,117,314		
Menos:			
Intereses Implícitos (1)	1,190,764		
Previsión para Cuentas Incobrables (Anexo E)	37,939,490	153,200,614	139,772,268
Otros Créditos			
Deudores Diversos	49,665,387		
Préstamos a Cooperativas	78,358		
Menos:			
Intereses Implícitos (1)	1,059,022		
Previsión para Cuentas Incobrables (Anexo E)	2,393,404	46,291,319	29,866,939
BIENES DE CAMBIO			
Productos Terminados	80,023,017		
Producción en Proceso	3,258,329		
Almacenes	25,568,608		
Ordenes a Facturar	20,940		
Menos:			
Previsión para Obsolescencia (Anexo E)	804,613	108,066,281	96,189,673
CARGOS DIFERIDOS			
Gastos Pagados por Adelantado		4,364,985	7,141,447
TOTAL ACTIVO CORRIENTE		331,849,142	296,303,253
ACTIVO NO CORRIENTE			
CREDITOS			
Otros Créditos			
Deudores Diversos	13,013,669		
Menos:			
Intereses Implícitos (1)	202,042		
Previsión para Cuentas Incobrables (Anexo E)	85,502	12,726,125	19,957,992
INVERSIONES (Anexo C)			
Bancarias, Acciones, Títulos y Cuotas Sociales		95,707,884	99,180,489
BIENES DE USO (Anexo A)			
Valor de Origen	1,155,610,756		
Menos:			
Depreciaciones Acumuladas	655,452,202	500,158,554	534,712,629
OTROS ACTIVOS			
Envases		11,795,208	11,484,811
BIENES INMATERIALES (Anexo B)			
Marcas de Fábrica	5,168,091		
Menos:			
Amortizaciones Acumuladas	3,030,528	2,137,563	2,185,177
CARGOS DIFERIDOS			
Gastos Pagados por Adelantado		4,338,071	6,985,350
TOTAL ACTIVO NO CORRIENTE		626,863,385	674,506,448
TOTAL DEL ACTIVO		958,712,527	970,809,701

PASIVO	31/03/2004		30/06/2003
PASIVO CORRIENTE			
DEUDAS			
Comerciales			
Proveedores	74,478,199		
Cooperativas	89,479,228		
Anticipo de Clientes	11,603,761		
Proveedores del Exterior	1,896,229		
Menos:			
Intereses Implícitos (1)	1,478,318	175,979,099	171,826,398
Financieras			
Acreedores Bancarios	166,867,438		
Intereses a Pagar	54,327,685		
Obligaciones Negociables	249,437,760	470,632,883	427,371,900
Otras Deudas			
Acreedores Diversos	6,461,956		
Remuneraciones y Cargas Soc. a Pagar	28,138,693		
Régimen de Retiro Anticipado	4,959,523		
Gastos a Pagar	1,383,032		
Impuestos a Pagar	9,798,322		
Otros Pasivos por Inversiones (Anexo C)	8,311,769		
Menos			
Intereses Implícitos (1)	600,909	58,452,396	53,981,374
TOTAL PASIVO CORRIENTE		705,064,378	653,179,672
PASIVO NO CORRIENTE			
DEUDAS			
Comerciales			
Proveedores	19,226,054		
Cooperativas	39,976,360		
Anticipo de Clientes	8,178,473	67,380,887	36,262,697
Financieras			
Acreedores Bancarios		60,775,000	63,000,000
Otras Deudas			
Acreedores Diversos	85,707		
Remuneraciones y Cargas Soc. a Pagar	882,264		
Régimen de Retiro Anticipado	7,672,351		
Menos			
Intereses Implícitos (1)	2,255,412	6,384,910	6,299,400
PREVISIONES (Anexo E)		16,455,780	14,354,415
TOTAL PASIVO NO CORRIENTE		150,996,577	119,916,512
TOTAL DEL PASIVO		856,060,955	773,096,184
PATRIMONIO COOPERATIVO NETO			
CAPITAL SOCIAL COOPERATIVO			
Capital Suscripto	239,823,662		
Asociados Suscriptores	(34,824,191)		
	204,999,471		
Ajuste del Capital	25,185,093		
Ajuste Global del Pat. Coop. Neto	100,289,236	330,473,800	341,023,082
RESERVAS Y FONDOS			
Reserva Legal	2,811,646		
Fondo para Acción Asist. y Laboral	3,108		
Reserva Especial (art. 42 Ley 20.337)	19,370,054		
Reserva por Rev.Tec. de Bienes de Uso	197,658,200	219,843,008	221,443,063
RESULTADOS NO ASIGNADOS			
Del Período/Ejercicio		(79,727,795)	4,683,127
De Ejercicios Anteriores		(367,937,441)	(369,435,755)
TOTAL PATRIMONIO NETO		102,651,572	197,713,517
PASIVO MAS PATRIMONIO NETO		958,712,527	970,809,701
CUENTAS DE ORDEN			
SODECAR - Mercadería Recibida en Consignación		1,872,596	1,330,401
PROVEEDORES VARIOS - Insumos Rec. en Consignación		-	120,555
SAN MARCO - Mercadería Recibida en Consignación		129	129
TOTAL DE LAS CUENTAS DE ORDEN		1,872,725	1,451,085

Las notas 1 a 16, los anexos A, B, C, E, F, G y H que se acompañan son parte integrante de este estado.

(1) Incluye la partida correspondiente para ajustar los créditos y deudas respectivas a su valor presente tal como se menciona para cada caso en la nota 2.3.

Firmado a efectos de su identificación
con nuestro informe de fecha 10-05-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

NÉSTOR JUAN GARETTO
Presidente Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 167

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 64 - Iniciado el 1 de Julio de 2003

ESTADO DE RESULTADOS POR EL PERIODO DE NUEVE MESES TERMINADO EL 31 DE MARZO DE 2004
COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
(Expresado en Pesos - Nota 1.2)

RUBROS	31/03/2004 RUBROS DE EXPLOTACION	31/03/2004 OPERACIONES CON NO ASOCIADOS	31/03/2004 TOTALES	31/03/2003 TOTALES
VENTAS				
Ventas brutas	835,955,013	1,068,887	837,023,900	
Menos:				
Intereses Implícitos en Ventas	11,087,163	14,074	11,101,237	
Bonificaciones	42,395,832	12,169	42,408,001	
VENTAS NETAS	782,472,018	1,042,644	783,514,662	721,692,945
COSTO DE VENTAS (Anexo F)	645,914,588	822,926	646,737,514	570,143,243
RESULTADO BRUTO	136,557,430	219,718	136,777,148	151,549,702
Menos (Más):				
Gastos de Comercialización (Anexo H)	115,692,430	152,187	115,844,617	120,130,681
Gastos de Administración (Anexo H)	13,105,410	16,636	13,122,046	12,280,259
Resultados Financieros y por Tenencia				
- Generados por Activos (Nota 2.12)	2,138,974	29,314	2,168,288	46,726,521
- Generados por Pasivos (Nota 2.12)	63,467,508	85,429	63,552,937	(99,085,194)
Otros Gastos (Nota 9)	11,665,844	12,720	11,678,564	10,196,742
RESULTADO OPERATIVO	(69,512,736)	(76,568)	(69,589,304)	61,300,693
RESULTADO DE INVERSIONES PERMANENTES			(6,500,155)	(13,423,829)
OTROS EGRESOS NETO (Nota 10)			(2,880,467)	(7,354,627)
RESULTADO ORDINARIO			(78,969,926)	40,522,237
RESULTADOS EXTRAORDINARIOS (Nota 16)			(757,869)	-
RESULTADO NETO DEL PERIODO			(79,727,795)	40,522,237

Las notas 1 a 16, los anexos A, B, C, E, F, G y H que se acompañan son parte integrante de este estado.

Firmado a efectos de su identificación
con nuestro informe de fecha 10-05-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

NESTOR JUAN GARETTO
Presidente Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

ENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
OMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
CTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
JMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 64 - Iniciado el 1 de Julio de 2003

ESTADO DE EVOLUCION DEL PATRIMONIO COOPERATIVO NETO POR EL PERIODO DE NUEVE MESES TERMINADO EL 31 DE MARZO DE 2004 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

(Expresado en Pesos - Nota 1.2)

CONCEPTOS	CAPITAL SOCIAL COOPERATIVO					RESERVAS Y FONDOS				RESULTADOS NO ASIGNADOS	TOTAL	TOTAL
	CAPITAL SUSCRIPTO	ASOCIADOS SUSCRIPTORES	AJUSTE DEL CAPITAL	AJUSTE GLOBAL PATRIMONIO COOP.NETO	SUBTOTAL	RESERVA LEGAL	FONDO ACC. ASIST. Y LABORAL	RESERVA ESPECIAL ART.42 LEY 20.337	RESERVA REVALUO TECNICO		31/03/2004	31/03/2003
ldos al Inicio del Ejercicio	251,204,915	(48,139,744)	37,668,675	100,289,236	341,023,082	2,811,646	3,045	12,995,113	205,633,259	(357,612,494)	204,853,651	343,009,853
uste de Ejercicios Anteriores (Nota 2.11)	-	-	-	-	-	-	-	-	-	(7,140,135)	(7,140,135)	(131,753,120)
ldos al Inicio del Ejercicio Ajustados	251,204,915	(48,139,744)	37,668,675	100,289,236	341,023,082	2,811,646	3,045	12,995,113	205,633,259	(364,752,629)	197,713,516	211,256,733
sposición según Asamblea 26-09-2003:												
- Utilización de Reservas para Compensar Resultados no Asignados	-	-	-	-	-	-	-	5,605,329	-	(5,605,329)	-	-
- Capitalización del Ajuste de Capital	-	12,483,582	(12,483,582)	-	-	-	-	-	-	-	-	-
tiro de Cooperativas	(11,381,253)	1,023,667	-	-	(10,357,586)	-	-	789,612	-	2,420,517	(7,147,457)	(4,855,756)
vimiento de Cooperativas	-	(191,696)	-	-	(191,696)	-	-	(20,000)	-	-	(211,696)	(90,467)
safectación Neta de Depreciaciones y Bajas Bienes de Uso del Período	-	-	-	-	-	-	-	-	(7,975,059)	-	(7,975,059)	(9,835,598)
vimiento Fondo Acción Social	-	-	-	-	-	-	63	-	-	-	63	(298)
sultado Neto del Período	-	-	-	-	-	-	-	-	-	(79,727,795)	(79,727,795)	40,522,237
ldos al Cierre del Período	239,823,662	(34,824,191)	25,185,093	100,289,236	330,473,800	2,811,646	3,108	19,370,054	197,658,200	(447,665,236)	102,651,572	236,996,851

; notas 1 a 16, los anexos A, B, C, E, F, G y H que se acompañan son parte integrante de este estado.

NESTOR JUAN GARETTO
Presidente Comisión Fiscalizadora

Firmado a efectos de su identificación
con nuestro informe de fecha 10-05-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T°1 - F°13

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

ESTADO DE FLUJO DE EFECTIVO (1) POR EL PERIODO DE NUEVE MESES TERMINADO EL 31 DE MARZO DE 2004 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

(Expresado en Pesos - Nota 1.2)

C O N C E P T O S	31/03/2004	31/03/2003
VARIACION DEL EFECTIVO		
Efectivo al Cierre del Período	19,925,943	8,337,781
Efectivo al Inicio del Ejercicio	23,332,926	1,426,660
	(3,406,983)	6,911,121
Resultado por exposición al cambio en el poder adquisitivo de la moneda (RECPAM) generado por el efectivo en moneda nacional	-	157,100
Variación del Efectivo	(3,406,983)	7,068,221
CAUSAS DE VARIACION DEL EFECTIVO		
Actividades Operativas:		
Resultado ordinario del período	(78,969,926)	40,522,237
Intereses sobre deudas y créditos devengados en el período	39,405,589	53,591,333
Ajustes que no implican movimientos de efectivo:		
Resultado de inversiones no corrientes	(168,665)	2,927,217
Desafectación de diferencias de cambio activadas en bienes de uso	406,793	37,731,059
Diferencias de cambio y actualizaciones de deudas financieras	9,161,812	(168,383,526)
RECPAM generado por el efectivo en moneda nacional	-	157,100
Desvalorizaciones de activos	4,558,240	6,376,665
Resultado por tenencia de activos	12,471,576	15,538,534
Depreciaciones y amortizaciones bienes de uso y bienes inmateriales	28,852,520	29,846,578
Retiros y otros movimientos de cooperativas	(8,159,750)	(4,946,521)
Resultado Inversiones Permanentes	6,500,155	13,423,829
Baja valor residual de bienes de uso	1,031,811	1,694,646
Cargos por constitución de previsiones	2,955,744	3,862,746
Cambio en Activos y Pasivos Operativos:		
Aumento en créditos por ventas	(6,672,146)	(3,954,995)
(Aumento) Disminución de otros créditos	(9,469,530)	10,810,035
(Aumento) Disminución de bienes de cambio	(26,173,565)	10,385,012
Disminución de cargos diferidos y otros activos	5,947,554	3,020,630
Aumento (Disminución) de deudas comerciales	19,337,702	(35,060,183)
Aumento de otras deudas	8,391,579	2,245,573
Disminución de previsiones	(854,379)	(1,944,763)
Intereses explícitos cobrados	485,395	945,379
Intereses explícitos pagados	(5,021,313)	(5,203,785)
Flujo neto de efectivo generado antes de las actividades extraordinarias	4,017,196	13,584,800
Resultado extraordinario del período	(757,869)	-
Ajustes que no implican movimientos de efectivo:		
Activos dados de baja por siniestro	757,869	-
Flujo neto de efectivo de las actividades extraordinarias	-	-
Flujo neto de efectivo generado en las actividades operativas	4,017,196	13,584,800
Actividades de Inversión:		
Adquisición de bienes de uso (2)	(2,591,262)	(3,834,930)
Aportes en sociedades controladas	(6,551,296)	(1,608,074)
Desarrollo de marcas y patentes	(183,733)	(381,405)
Flujo neto de efectivo utilizado por las actividades de inversión	(9,326,291)	(5,824,409)
Actividades de Financiación:		
Auménto neto deuda financiera	6,798,806	17,321,317
Pago de intereses por préstamos	(4,896,694)	(18,013,487)
Flujo neto de efectivo generado (utilizado) por las actividades de financiación	1,902,112	(692,170)
Variación del Efectivo	(3,406,983)	7,068,221

(1) EFECTIVO: Disponibilidades e inversiones liquidables durante los tres meses posteriores a la fecha cierre de cada período.

(2) Neto de aumentos por 889.499 (marzo 2004) financiado con pasivos comerciales.

Las notas 1 a 16, los anexos A, B, C, E, F, G y H que se acompañan son parte integrante de este estado.

Firmado a efectos de su identificación
con nuestro informe de fecha 10-05-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 13

NESTOR JUAN GARETTO
Presidente Comisión Fiscalizadora

GABRIEL S. GASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

SANCOR COOPERATIVAS UNIDAS LIMITADA
NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2004
COMPARATIVAS CON EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
(Importes expresados en pesos – Nota 1.2.)

1. BASES DE PRESENTACIÓN

1.1. NORMAS CONTABLES APLICADAS

Los estados contables al 31 de marzo de 2004, han sido preparados de acuerdo con las correspondientes disposiciones de la Comisión Nacional de Valores (CNV).

Con fecha 14 de enero de 2003, la CNV emitió su Resolución General N° 434, según la cual adopta, con ciertas excepciones y con vigencia obligatoria para ejercicios que se inicien a partir del 1° de enero de 2003, las Resoluciones Técnicas N° 16 a 20, emitidas por La Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE).

Las normas contables profesionales previamente mencionadas fueron aprobadas, con ciertas modificaciones, por el Consejo Profesional de Ciencias Económicas de la ciudad Autónoma de Buenos Aires, con vigencia obligatoria para la Sociedad Cooperativa para el ejercicio iniciado el 1° de julio de 2002 y los períodos intermedios correspondientes a dicho ejercicio, que adicionalmente puso en vigencia para los ejercicios iniciados a partir del 1° de abril de 2003 la Resolución Técnica N° 21 de la FACPCE referida al método del valor patrimonial proporcional y consolidación de estados contables y exposición de información sobre partes relacionadas.

Dichas normas contables introducen cambios de criterios de medición de la situación patrimonial y los resultados de la Sociedad Cooperativa y nuevos requerimientos de exposición. Los cambios que resultan de mayor relevancia para la Sociedad Cooperativa se detallan a continuación:

a) Se requiere aplicar valores descontados para la medición de créditos y pasivos no comerciales ni financieros y de créditos y pasivos financieros sin interés (o con tasa de interés inferior a mercado).
b) Se requiere valuar al valor neto de realización los bienes de cambio sobre los que se hayan recibido anticipos que fijen precio y las condiciones contractuales de la operación aseguren la efectiva concreción de la venta y la ganancia.
c) Se precisan los criterios para el reconocimiento de bienes intangibles, se establecen prohibiciones expresas de activación (gastos de investigación, publicidad, reorganización, entrenamiento, etc.); se admite la activación de costos de organización y costos preoperativos (sólo los costos directos e incrementales respecto de los que el ente hubiera tenido en caso de no iniciarse la nueva operación o actividad) con una presunción de vida útil máxima de cinco años.
d) Se admite no amortizar los activos intangibles cuando no existan factores que limiten su vida útil; y salvo para los costos de organización y preoperativos, no se establece presunción de vida útil.
e) Se establecen cambios en la frecuencia y metodología para la comparación con valores recuperables de los bienes de uso, bienes intangibles y participaciones permanentes valuadas al valor patrimonial proporcional.

Firmado a efectos de su identificación con nuestro informe de fecha 10-05-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13
GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

f) Se requiere la consolidación proporcional (en los estados contables consolidados) en el caso de control conjunto de sociedades.
g) Se establece la obligatoriedad de constituir pasivos por vacaciones (integral para todo tipo de personal) y planes de pensión.
h) Se establecen condiciones para registrar pasivos por reestructuración y se define que debe incluirse o excluirse del pasivo a registrar.
i) Se establecen las normas de conversión a aplicar a las inversiones en entidades del exterior, según se las considere integradas o no integradas y que ciertas diferencias de conversión originadas por las inversiones en entidades en el exterior no integradas se imputarán a una cuenta especial y no serán incluidas en el resultado del ejercicio.
j) Se tipifican los arrendamientos en operativos y financieros y se establecen reglas para su medición.
k) Se incorporan cambios en las normas de exposición, entre ellas: a) un nuevo estado de flujo de efectivo con clasificación de las actividades en operativas, de inversión y de financiación; b) exposición de información por segmentos; c) el balance general de un período intermedio deberá compararse con el último ejercicio anual; d) no se deducirán de las ventas los impuestos que inciden directamente sobre ellas, e) se requiere exponer en la información complementaria mayor detalle sobre metodología y efectos de la conversión de los estados contables de las subsidiarias en el exterior, contingencias, el valor corriente de los instrumentos financieros y las concentraciones de riesgo crediticio.

Los efectos de los cambios de normas contables al comienzo de su primer ejercicio de aplicación deben ser registrados en forma retroactiva. Sin embargo, las nuevas normas contables requieren no corregir los saldos determinados con anterioridad a su vigencia por los cambio identificados en los incisos c), d), e), i) y j) precedentes.

La Sociedad Cooperativa ha registrado en sus estados contables al 31 de marzo de 2004 el efecto de los mencionados cambios tal como se explica en el último párrafo de la nota 2.11., dando efecto retroactivo a los mismos en aquellos casos en los que las nuevas normas contables así lo requieren. Los saldos del balance general al 30 de junio de 2003 y el estado de resultados al 31 de marzo de 2003, presentados con propósitos comparativos, fueron modificados con el fin de incorporar los cambios previamente mencionados cuya aplicación retroactiva es requerida. Asimismo, en los estados contables adjuntos se han implementado los cambios en los criterios de exposición mencionados en el punto k) precedente.

La preparación de estados contables de acuerdo con las normas contables profesionales requiere la consideración por parte de la Sociedad Cooperativa de estimaciones y supuestos que impactan en los saldos informados de activos y pasivos, la exposición de activos y pasivos contingentes a la fecha de dichos estados, como así también los montos de ingresos y gastos del período. Los resultados finales podrían diferir de estos estimados.

1.2. REEXPRESIÓN EN MONEDA CONSTANTE

Las normas contables profesionales establecen que los estados contables deben expresarse en moneda homogénea. En un contexto de estabilidad monetaria, la moneda nominal es utilizada como moneda homogénea y, en un contexto de inflación o deflación, los estados contables deben expresarse en moneda de poder adquisitivo de la fecha a la cual corresponden dando reconocimiento contable a las variaciones en el índice de precios internos al por mayor (IPIM) publicado por el Instituto Nacional de Estadísticas y Censos, de acuerdo con el método de reexpresión establecido en Resolución Técnica (RT) N° 6 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE).

Firmado a efectos de su identificación con nuestro informe de fecha 10-05-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

Los estados contables de la Sociedad Cooperativa al 31 de marzo de 2004 y los rubros presentados con fines comparativos, reconocen las variaciones en el poder adquisitivo de la moneda hasta el 28 de febrero de 2003 de acuerdo a lo requerido por el Decreto 664/2003 del Poder Ejecutivo Nacional y la Resolución General N° 441 de la Comisión Nacional de Valores. Las normas contables profesionales, establecen que la discontinuación en la aplicación del método de reexpresión establecido en la RT N° 6 debió efectuarse a partir del 1° de octubre de 2003. De haberse reconocido los efectos de las variaciones en el poder adquisitivo de la moneda hasta el 30 de septiembre de 2003, (a) el patrimonio neto de la Sociedad Cooperativa al 31 de marzo de 2004 y al 30 de junio de 2003 hubiera disminuído en 11.074.970 y 16.691.558, respectivamente, y el resultado por el período y el ejercicio terminados en dichas fechas hubieran aumentado en aproximadamente en 5.699.344 y disminuido aproximadamente en 12.333.131, respectivamente y (b) los rubros de resultados y flujos de efectivo por el período de nueve meses terminado el 31 de marzo de 2003 presentados con fines comparativos se hubieran reexpresado para reconocer dichos efectos.

1.3. ESTADOS CONTABLES CONSOLIDADOS

La Sociedad Cooperativa presenta información contable consolidada con sus sociedades controladas junto con sus estados contables anuales, no presentando esta información en períodos intermedios.

2. CRITERIOS DE VALUACIÓN

2.1. DISPONIBILIDADES

- En moneda nacional: a su valor nominal.
- En moneda extranjera: se convirtieron a los tipos de cambio vigentes a la fecha de cierre de cada período o ejercicio para la liquidación de estas operaciones. El detalle respectivo se expone en el Anexo G. Las diferencias de cambio fueron imputadas a los resultados de cada período o ejercicio.
- Caja de ahorros: se valuaron a su valor nominal, más el interés devengado hasta la fecha de cierre de cada período o ejercicio. Debido a su liquidez y disponibilidad inmediata se han expuesto dentro del rubro disponibilidades.

2.2. INVERSIONES CORRIENTES

- Depósitos a plazo fijo: se valuaron a su valor nominal, convertido al tipo de cambio comprador vigente en caso de corresponder a saldos en moneda extranjera, más los intereses devengados a la fecha de cierre de cada período o ejercicio.

2.3. CREDITOS Y DEUDAS

- Bonos Nacionales y Provinciales: se valuaron a su valor neto de realización a la fecha de cierre de cada período o ejercicio.

Firmado a efectos de su identificación con nuestro informe de fecha 10-05-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

GABRIEL S. GASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

- En moneda nacional: en el caso de saldos por transacciones de cualquier naturaleza con partes independientes y por transacciones comerciales con partes relacionadas, se valuaron al valor actual de los flujos de fondos que originarán los mismos, descontado, en la medida que sus efectos fueran significativos, utilizando tasas implícitas, explícitas o de mercado, según corresponda, vigentes al momento de cada transacción. Los saldos por transacciones no comerciales con partes relacionadas, cuyo detalle se expone en la nota 7., se valuaron a su valor nominal más los intereses correspondientes de acuerdo con las condiciones originalmente pactadas.

- En moneda extranjera: en el caso de transacciones de cualquier naturaleza con partes independientes y por transacciones comerciales con partes relacionadas, se valuaron al valor actual de los flujos de fondos en la divisa correspondiente que originarán los mismos, descontado, en la medida que sus efectos fueran significativos, utilizando tasas implícitas, explícitas o de mercado, según corresponda, vigentes al momento de cada transacción, convirtiendo dicho importe a moneda local al tipo de cambio vigente a la fecha de cierre de cada período o ejercicio aplicable para la liquidación de las operaciones respectivas. Los saldos por transacciones no comerciales con partes relacionadas, cuyo detalle se expone en la nota 7., se valuaron a su valor nominal en la divisa correspondiente más los intereses correspondientes de acuerdo con las condiciones originalmente pactadas, convirtiendo a moneda local el importe resultante tal como fue mencionado precedentemente. Las diferencias de cambio fueron imputadas a los resultados de cada período o ejercicio, excepto por lo explicado en el noveno párrafo de la nota 2.12.

- Pasivos por costos laborales: los pasivos por costos laborales se devengan en los períodos en los cuales los empleados hayan prestado el servicio que le da origen a tales contraprestaciones.

- Riesgo crediticio: en lo que respecta al mercado externo, la Sociedad Cooperativa considera que el riesgo de incobrabilidad está acotado, ya que parte de las ventas se realizan a través de cartas de crédito o están cubiertas a través de una póliza de seguro que cubre el riesgo de falta de pago de los clientes.

  En lo que respecta al mercado local, la Sociedad Cooperativa en el curso habitual de sus negocios otorga crédito a una gran base de clientes, incluyendo concesionarios, supermercados y entidades gubernamentales (licitaciones), entre otros, representando aproximadamente los tres canales de venta mencionados un 33%, 30% y 12%, respectivamente, de sus ventas totales en el mercado local durante el período de nueve meses finalizado el 31 de marzo de 2004. La Sociedad Cooperativa realiza permanentemente evaluaciones crediticias de la capacidad financiera de sus clientes locales, para reducir el riesgo potencial de pérdidas significativas por incobrabilidad, como así también posee en algunos casos garantías (prendarías e hipotecarias) acordes con los niveles de crédito asignados.

  El máximo riesgo crediticio involucrado no difiere significativamente de los importes de los créditos que se presentan en el estado de situación patrimonial.

- Instrumentos financieros: la Sociedad Cooperativa no utiliza instrumentos financieros derivados.

  La Sociedad Cooperativa estima que el valor corriente de los instrumentos financieros a los que se hace referencia en los párrafos anteriores de la presente nota 2.3. (con excepción de las deudas financieras), se encuentra cercano a la valuación asignada en libros a la fecha de cierre de cada período o ejercicio. En relación con el valor corriente de las deudas financieras de la Sociedad Cooperativa, el proceso en curso de reestructuración global de los pasivos financieros que se menciona en la notas 12, 13 y 15.b), impide determinar con un grado razo-

Firmado a efectos de su identificación con nuestro informe de fecha 10-05-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

nable de confiabilidad el valor corriente (costo de cancelación) de las mismas. En este sentido, cabe destacar que si bien se encuentran autorizadas para cotizar, las obligaciones negociables de la Sociedad Cooperativa (nota 13) no presentan cotización pública.

2.4. BIENES DE CAMBIO

- Productos Terminados: al menor valor entre el costo de reproducción y el valor neto de realización a la fecha de cierre de cada período o ejercicio.

- Producción en Proceso: al costo de reposición y/o reproducción, considerando su grado de avance, a la fecha de cierre de cada período o ejercicio.

- Almacenes: al costo reposición a la fecha de cierre de cada período o ejercicio .

- Ordenes a Facturar: representativas de trabajos en curso, por cuenta de terceros, al costo incurrido reexpresado de acuerdo a lo mencionado en la nota 1.2.

Los productos terminados y en proceso excluyen el efecto de los costos fijos relacionados con la capacidad ociosa, los cuales se imputan como otros gastos operativos en el estado de resultados. El valor de los bienes de cambio no supera su valor neto de realización. El valor neto de realización es el precio de venta de contado, más los ingresos adicionales no atribuibles a la financiación, menos los costos que serán ocasionados por la venta.

2.5. INVERSIONES NO CORRIENTES Y OTROS PASIVOS POR INVERSIONES

- Participación en otras sociedades: al valor patrimonial proporcional calculado sobre la base de estados contables al 31 de diciembre de 2003 y 30 de junio de 2003, con informe del auditor, excepto por las participaciones en SanCor Dairy Coorporation, SanCor do Brasil Productos Alimenticios Ltda. y SanCor México S.R.L., las cuales fueron valuadas al valor patrimonial proporcional sobre la base de información contable no auditada a dichas fechas.

  Las sociedades en las que se posee participación han seguido en la preparación de sus estados contables los lineamientos de las nuevas normas contables profesionales a los que se hace referencia en la nota 1.1. precedente, aplicando en forma retroactiva aquellas normas que así lo requieren.

  Para la conversión de los estados contables expresados en moneda extranjera de las entidades controladas del exterior (SanCor Do Brasil Productos alimenticios Ltda., SanCor Dairy Corp. y SanCor México S.R.L. , clasificadas como entidades integradas para la aplicación de las nuevas normas contables profesionales mencionadas en la nota 1.1.) la Sociedad Cooperativa ha seguido el método de conversión de estados contables para entidades integradas establecido por la Resolución Técnica N° 18 de la FACPCE al 31 de diciembre de 2003 y el método de convertir – ajustar establecido en la Resolución Técnica N°13 de la FACPCE para los estados contables al 30 de junio de 2003. Los saldos contables al 30 de junio de 2003 (determinados en base a su valuación en moneda extranjera convertidos al tipo de cambio vigente al inicio del ejercicio) son considerados como costos históricos en pesos, de acuerdo con las normas de transición establecidas por la Resolución Técnica N°18 de la FACPCE. El resultado generado por la conversión, se encuentra incluido en el rubro Resultado de Inversiones Permanentes. Las entidades controladas del exterior se consideran entidades integradas pues llevan a cabo su operación como una extensión de las operaciones de la Sociedad Cooperativa.

Firmado a efectos de su identificación con nuestro informe de fecha 10-05-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

- Llave de Negocio: originada en la integración de primas de emisión en Arla Foods Ingredients S.A., valuada a su costo original reexpresado de acuerdo con la nota 1.2, menos las correspondientes amortizaciones calculadas proporcionalmente a los meses transcurridos sobre la base de una vida útil estimada de 20 años. La amortización por el período de nueve meses terminado el 31 de marzo de 2004 ascendió a 186.432 y fue incluida dentro del rubro "Resultado de Inversiones Permanentes".

- Participación en entidades cooperativas: al valor de costo histórico con el límite del valor patrimonial proporcional a la fecha de cierre de cada período o ejercicio.

- Inversiones en títulos: corresponde a títulos en dólares estadounidenses de deuda fiduciaria de TC/Cap Fideicomiso Financiero. De acuerdo a lo que surge de los estados contables del fideicomiso financiero TC/CAP al 31 de diciembre de 2003, últimos estados contables emitidos, su activo se encuentra principalmente constituido por una participación accionaria en una sociedad de inversión.

  De acuerdo con las condiciones de emisión de los títulos de deuda fiduciaria, estos serán amortizados en un solo pago el 31 de diciembre de 2010 y devengan intereses que serán abonados en un único servicio el 31 de diciembre de 2010, que ascenderán al 51% del valor nominal del título (equivalente a una tasa nominal anual del 6%, devengada a partir del 30 de junio de 2002, sin capitalización).

  Los mencionados títulos han sido valuados al cierre de cada período o ejercicio a su valor nominal en moneda extranjera convertido a pesos al tipo de cambio vigente a dicha fecha, más el interés devengado de acuerdo a las pautas establecidas en el contrato de Fideicomiso Financiero. El detalle se expone en el Anexo C. La Sociedad Cooperativa no dispone de información sobre el valor de mercado de estos títulos, que si bien se encuentran autorizados para cotizar no presentan cotización pública.

- Otros pasivos por inversiones: corresponde a la participación en ciertas sociedades controladas que a la fecha de cierre de cada período o ejercicio, presentan patrimonio neto negativo. El detalle de las mismas se expone en el Anexo C. Dado que la Sociedad Cooperativa asume que regularizará dicho déficit, ha expuesto su participación en las mencionadas inversiones, calculada como se explica en el primer párrafo de esta nota, en el rubro "Otras deudas" del pasivo corriente.

  El valor de las inversiones (incluida la llave de negocio) se revisa para verificar si sufrieron alguna desvalorización, cuando existe algún indicio que indique que el valor de libros de los activos podría exceder su valor recuperable (el mayor importe entre su valor neto de realización y su valor de uso).

2.6. BIENES DE USO

Los rubros de terrenos, edificios, maquinarias, cercos e instalaciones y rodados fueron revaluados técnicamente por peritos independientes al 30 de junio de 1990. Dichos valores fueron reexpresados de acuerdo a lo mencionado en la nota 1.2. Las vidas útiles y el valor residual técnico a esa fecha, fueron determinados por peritos independientes.

El mayor valor generado por la utilización de valores corrientes a la fecha del revalúo técnico, neto de las desafectaciones por depreciaciones y bajas posteriores, ha sido reexpresado de acuerdo a lo mencionado en la nota 1.2. y se expone en la cuenta "Reserva por Revalúo Técnico de Bienes de Uso", formando parte del Patrimonio Cooperativo Neto.

Firmado a efectos de su identificación con nuestro informe de fecha 10-05-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

Los restantes rubros y las incorporaciones posteriores al 30 de junio de 1990 a los rubros revaluados mencionados precedentemente, se valuaron según su costo de adquisición reexpresado de acuerdo a lo mencionado en la nota 1.2., menos las correspondientes depreciaciones acumuladas calculadas proporcionalmente a los meses de vida útil estimada a la fecha de cierre de cada período o ejercicio.

Al 31 de marzo de 2004 los bienes de uso incluyen diferencias de cambio activadas, netas de depreciación, por un importe de 13.610.274 (14.017.067 al 30 de junio de 2003), que excede los valores ajustados por inflación de dichos activos, de acuerdo a lo establecido por la Resolución General N° 398 de la CNV que se menciona en la nota 2.12.

La valuación de los bienes de uso se revisa para verificar si sufrieron alguna desvalorización, cuando existe algún indicio que indique que el valor de libros de los activos podría exceder su valor recuperable (el mayor importe entre su valor neto de realización y su valor de uso).

2.7. BIENES INMATERIALES

Al costo incurrido reexpresado según se indica en nota 1.2., menos la correspondiente amortización acumulada.

La valuación de los bienes inmateriales se revisa para verificar si sufrieron alguna desvalorización, cuando existe algún indicio que indique que el valor de libros de los activos podría exceder su valor recuperable (el mayor importe entre su valor neto de realización y su valor de uso).

2.8. CARGOS DIFERIDOS

Corresponde a gastos pagados por adelantado, software adquirido y desarrollos de sistemas infomáticos, valuados al costo incurrido reexpresado según se indica en nota 1.2., menos la correspondiente amortización acumulada, calculada en base a los meses de diferimiento establecidos.

2.9. OTROS ACTIVOS

Corresponde a envases valuados al menor valor entre el costo de reposición a la fecha de cierre de cada período o ejercicio y el valor recuperable a dichas fechas.

2.10. PREVISIONES

- Para cuentas incobrables: cubre créditos en gestión judicial (en su caso por el valor que excede el valor estimado de las garantías prendarias y/o hipotecarias) y otros créditos, identificados como de dudosa recuperabilidad sobre la base de un análisis individual de la cartera. En su cuantificación se ha considerado el informe de los abogados.

- Para obsolescencia: se ha constituido para reducir a su valor probable de realización el valor de libros de ciertas existencias de insumos de lenta rotación e improbable utilización. En su cuantificación se han tenido en cuenta las proyecciones de ventas y/o consumos de la Sociedad Cooperativa.

- Para juicios: cubre contingencias desfavorables que podrían ocasionar obligaciones para la Sociedad Cooperativa, originadas en situaciones existentes a la fecha de cierre de cada período o ejercicio, que tienen un elevado grado de probabilidad de ocurrencia y que son sus-

Firmado a efectos de su identificación con nuestro informe de fecha 10-05-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

ceptibles de cuantificar. La naturaleza de las contingencias comprende principalmente cuestiones comerciales y laborales. Para su evaluación y cuantificación, la Sociedad Cooperativa considera la opinión de sus asesores legales y los restantes elementos de juicio disponibles, actualizando los montos originales estimados de dichas contingencias a la tasa de interés que se estima será aplicada, considerando adicionalmente los gastos relacionados que pudieren corresponder.

2.11. CUENTAS DEL PATRIMONIO COOPERATIVO NETO

Se encuentran reexpresadas de acuerdo a lo mencionado en nota 1.2., excepto las cuentas Capital Suscripto y Asociados Suscriptores, las cuales se han mantenido por sus valores de origen. El ajuste derivado de su reexpresión se expone en las cuentas Ajuste del Capital y Ajuste Global del Patrimonio Cooperativo Neto.

El estatuto social establece que el capital suscripto, conjuntamente con las reservas y fondos, deberá ser suficiente al cierre de cada ejercicio para cubrir un máximo del 50 % del Activo, según lo determine el Consejo de Administración, para lo cual deberá considerar el programa de inmovilizaciones y las posibilidades de financiamiento externo.

La integración del capital suscripto determinado de conformidad con la modalidad descripta en el párrafo anterior se realizará principalmente mediante capitalización de utilidades o la acreditación a las cooperativas asociadas de un porcentaje sobre el monto de la producción entregada que es determinado por el Consejo de Administración hasta el límite del 5 % establecido en el artículo 10 de los estatutos sociales.

El Patrimonio Cooperativo Neto al 30 de junio de 2003 ha sido modificado como consecuencia de la registración en forma retroactiva de los cambios introducidos por la aplicación de las nuevas normas contables profesionales según lo indicado en la nota 1.1., por 7.140.135 (el cuál se conforma por 5.524.345 (pérdida) como consecuencia de constituir el pasivo por vacaciones devengadas en forma integral para todo tipo de personal, 163.471 (ganancia) por la aplicación de valores descontados para la medición de créditos y pasivos no comerciales ni financieros y de créditos y pasivos financieros sin interés -o con tasa de interés inferior a mercado- y 1.779.261 (pérdida) por variación en el valor patrimonial proporcional como consecuencia de la aplicación de las nuevas normas contables en las entidades controladas). Adicionalmente, el Patrimonio Cooperativo Neto al 30 de junio de 2002 ha sido modificado como consecuencia de la registración en forma retroactiva de (a) el cambio de criterio utilizado para la activación en bienes de uso de las diferencias de cambio originadas en pasivos en moneda extranjera existentes al 6 de enero de 2002 por 125.535.187 (pérdida), tal como se menciona en la nota 2.12. y (b) los cambios introducidos por la aplicación de las nuevas normas contables profesionales según lo indicado en la nota 1.1. por 6.217.933 (pérdida).

2.12. CUENTAS DEL ESTADO DE RESULTADOS

Las cuentas que acumulan operaciones monetarias ocurridas a lo largo de cada período (ventas, compras, gastos de comercialización, administración y fabricación, etc.) se computaron por su valor nominal al 31 de marzo de 2004 y fueron reexpresadas al 31 de marzo de 2003 según se menciona en nota 1.2. mediante la aplicación de los coeficientes correspondientes al mes de devengamiento. Los resultados por tenencia de bienes de cambio y otros insumos devengados durante cada período han sido segregados del costo y expuestos en la línea de resultados financieros y por tenencia correspondiente.

Los cargos por consumos de activos no monetarios se determinaron en función de los importes reexpresados de tales activos, según se menciona en la nota 1.2.

Firmado a efectos de su identificación con nuestro informe de fecha 10-05-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

La Sociedad Cooperativa ha segregado los componentes financieros implícitos devengados durante cada período, de los saldos de créditos y deudas y de los correspondientes ingresos y gastos en la medida que fuesen significativos.

Bajo la denominación de "Resultados Financieros y por Tenencia" se exponen en forma conjunta a) las ganancias y costos financieros, incluyendo aquellos originados en la valuación de los créditos y pasivos a su valor presente, tal como se menciona en la nota 2.3., b) los resultados por tenencia de bienes de cambio e insumos y c) el efecto de la inflación general, sobre los activos y pasivos monetarios hasta el 28 de febrero de 2003, discriminados en los generados por activos y por pasivos, de acuerdo al siguiente detalle:

Conceptos	(Ganancia) Pérdida	
	2004	2003
Resultados Financieros y por Tenencia Generados por Activos		
-Intereses y Diferencias de Cambio (a)	(299.830)	25.031.032
-Intereses Implícitos en Créditos	(10.003.460)	(11.170.643)
-Resultado por Tenencia Bienes de Cambio	13.750.371	11.430.720
-Resultado por Tenencia Almacenes y Envases	(1.278.793)	4.107.814
-R.E.C.P.A.M.	-	17.327.598
TOTAL GENERADO POR ACTIVOS	2.168.288	46.726.521
Resultados Financieros y por Tenencia Generados por Pasivos		
-Intereses y Diferencias de Cambio (b)	48.651.864	(92.805.440)
-Intereses Implícitos en Deudas	14.901.073	15.663.594
-R.E.C.P.A.M.	-	(21.943.348)
TOTAL GENERADO POR PASIVOS	63.552.937	(99.085.194)

(a) Incluye diferencias de cambio al 31 de marzo de 2004 por 733.717 (ganancia).
(b) Incluye diferencias de cambio al 31 de marzo de 2004 por 9.828.825 (pérdida).

La Resolución General N° 398 de la CNV admite, como tratamiento de excepción, que las diferencias de cambio originadas a partir del 6 de enero de 2002 correspondientes a pasivos en moneda extranjera existentes a dicha fecha, se imputen a los valores de costo de los activos adquiridos en la medida que se cumplan una serie de condiciones, y sea directa la relación entre la financiación y la adquisición de ciertos activos que califican para recibir la imputación de las diferencias de cambio. En los casos en que la relación entre la financiación y la adquisición de los activos que califican, no sea directa, dichas diferencias de cambio también podrán imputarse, bajo ciertas condiciones, a los valores de costo de dichos activos.

Al 30 de junio de 2002, la Sociedad Cooperativa había hecho uso de la opción establecida por la mencionada Resolución, activando en sus bienes de uso las diferencias de cambio originadas en pasivos en moneda extranjera existentes al 6 de enero de 2002 vinculadas tanto en forma directa como indirecta con dichos bienes de uso. De acuerdo a lo mencionado, los bienes de uso a dicha fecha incluían diferencias de cambio acumuladas, netas de depreciación, por 182.182.492.

Durante el ejercicio finalizado el 30 de junio de 2003, la Sociedad Cooperativa modificó el criterio utilizado a fin de activar en sus bienes de uso diferencias de cambio, adoptando el criterio de activar sólo aquellas originadas en pasivos en moneda extranjera existentes al 6 de enero de 2002 cuya vinculación con la financiación de bienes de uso fuera directa, en línea con lo admitido por la Resolución General N° 398 de la CNV y la Resolución MD 3/02 de CPCECABA.

Firmado a efectos de su identificación con nuestro informe de fecha 10-05-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

Este cambio de criterio se ha implementado para una mejor exposición de la información sobre los resultados financieros de cada ejercicio o período, considerando la evolución de las variables macroeconómicas (inflación y tipo de cambio). El mencionado cambio de criterio fue registrado en forma retroactiva al 30 de junio de 2002 por 125.535.187, tal como se mencionó en la nota 2.11., e implicó el incremento de la ganancia neta y de los resultados financieros por el período finalizado el 31 de marzo de 2003, que se presentan con fines comparativos, por 94.638.084.

Al 31 de marzo de 2004, los bienes de uso de la Sociedad Cooperativa incluyen diferencias de cambio acumuladas, netas de depreciación, por un importe de 13.610.274 (14.017.067 al 30 de junio de 2003), que excede los valores ajustados por inflación de dichos activos. El Anexo G incluye los pasivos en moneda extranjera existentes al 6 de enero de 2002 que financiaron dichos activos y que se mantienen a la fecha de cierre del presente período.

Durante el período de nueve meses finalizado el 31 de marzo de 2004, la Sociedad Cooperativa ha disminuido el rubro bienes de uso e imputado a resultados diferencias de cambio por un importe neto de 406.793 debido al efecto del incremento del tipo de cambio respecto del cierre al 30 de junio de 2003 y a la depreciación de los bienes de uso en el período. Durante el período de nueve meses terminado el 31 de marzo de 2003, hubo una disminución de bienes de uso y una pérdida imputada al resultado financiero de ese período de 37.731.059, debido a la disminución del tipo de cambio respecto del cierre al 30 de junio de 2002, el efecto del reconocimiento de la inflación del período y a la depreciación de los bienes de uso en ese período.

Por otra parte y de acuerdo con las normas vigentes del I.N.A.E.S., la Sociedad Cooperativa expone el Estado de Resultados clasificado en "rubros de explotación" y "operaciones con no asociados", de acuerdo con los siguientes criterios:

- Las ventas se asignan en forma directa, en función de las unidades y precios comercializados en cada caso.
- Los costos directos, por definición, se imputan a cada uno de los productos involucrados en cada rubro.
- Los costos indirectos se prorratean de acuerdo a diversos criterios que, en general, se relacionan con el nivel de actividad afectado para cada producto.

2.13. CONCILIACION ENTRE EL EFECTIVO Y SUS EQUIVALENTES UTILIZADOS EN EL ESTADO DE FLUJO DE EFECTIVO Y EN EL ESTADO DE SITUACIÓN PATRIMONIAL

El efectivo y sus equivalentes utilizados por la Sociedad Cooperativa en el Estado de flujo de efectivo al cierre de cada período corresponden a las disponibilidades en caja y bancos y las inversiones transitorias con un plazo de vencimiento no mayor a los tres meses. La diferencia con el efectivo y sus equivalentes expuestos en el Estado de situación patrimonial a dichas fechas corresponde a depósitos a plazo fijo cuyo vencimiento opera dentro de los tres meses siguientes a la fecha de cierre de cada período. La conciliación se expone a continuación:

Conceptos	31/03/2004	31/03/2003
Efectivo y equivalentes utilizados en el estado de flujo de efectivo	19.925.943	8.337.781
Depósitos a plazo fijo	860.850	1.018.597
Efectivo y equivalentes en el estado de situación patrimonial	19.065.093	7.319.184

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3. INFORMACIÓN POR SEGMENTOS

Los segmentos de negocio identificados corresponden a la Sociedad Cooperativa sobre bases consolidadas, puesto que a dicho nivel se agregan negocios de variada naturaleza, dentro de las cuales predomina como segmento principal el lácteo. La información relacionada con los mismos requerida por la Resolución Técnica N° 18 de la FACPCE, será incluida en los estados contables correspondientes a cada uno de los cierres anuales en los que, tal como es mencionado en la nota 1.3., la Sociedad Cooperativa presenta información consolidada con sus sociedades controladas.

Por otro lado, la Sociedad Cooperativa no ha identificado la existencia de segmentos de negocio que deban ser informados en sus estados contables individuales. Su negocio opera principalmente en el segmento lácteo no siendo significativo el efecto de ninguna actividad adicional no relacionada con el mismo. La estructura industrial, comercial, financiera y administrativa opera el negocio lácteo en su conjunto, sin diferenciar recursos en forma específica a líneas de producto o zona geográfica de venta, no existiendo por lo tanto componentes distinguibles dentro de las operaciones de la Sociedad Cooperativa. No obstante ello, se detalla a continuación el total de ventas por línea de producto y por mercado, de manera de brindar información relacionada con la composición de las ventas incluidas en el estado de resultados de la Sociedad Cooperativa al 31 de marzo de 2004 y 2003.

- Ventas por línea de producto:

Línea de Producto	Al 31/03/04	Al 31/03/03
Manteca	47.671.815	53.583.660
Crema	41.374.421	32.860.097
Quesos	232.175.472	207.452.747
Leche En Polvo	196.676.883	183.029.991
Leche UAT Blanca	89.363.129	95.988.551
Leche Refrigerada	103.097.099	86.121.664
Otros	119.423.821	91.464.938
Subtotal	829.782.640	750.501.648
Reembolsos de exportación	7.241.260	8.879.590
Total de ventas brutas	837.023.900	759.381.238

- Ventas por mercado:

Mercado	Al 31/03/04	Al 31/03/03
Mercado interno	658.844.254	547.321.551
Mercado externo	170.938.386	203.180.097
Subtotal	829.782.640	750.501.648
Reembolsos de exportación	7.241.260	8.879.590
Total de ventas brutas	837.023.900	759.381.238

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4. EVOLUCIÓN DE LA CUENTA AJUSTE DEL CAPITAL

Saldo al 30 de junio de 1993				25.086.588
Capitalización dispuesta por Asamblea General		Aumento del Ejercicio		
Fecha	Importe	Finalizado en el año	Importe	
29/10/1993	(2.494.408)	-	-	(2.494.408)
30/09/1994	(310.612)	1994	310.612	-
29/09/1995	(9.785.985)	1995	9.739.384	(46.601)
27/09/1996	(603.228)	1996	603.228	-
27/09/2002	(110.388.274)	2002	113.027.788	2.639.514
26/07/2003	(12.483.582)	2003	12.483.582	-
Saldo al 31 de marzo de 2004				25.185.093

5. APERTURA DE COLOCACIONES DE FONDOS, CREDITOS Y PASIVOS

Plazo	Colocaciones de Fondos	Créditos (1)	Pasivos	
			Deudas Financieras (2) (5)	Otras Deudas (3)
Sin Plazo	-	81.351.647	852.294	14.683.132
Con Plazo				
- Vencido:				
Hasta tres meses	-	25.635.459	120.303.086	10.751.071
De tres a seis meses	-	4.304.121	49.146.594	1.719.872
De seis a nueve meses	-	2.123.681	39.705.077	882.880
De nueve a doce meses	-	2.960.383	48.907.862	646.581
De uno a dos años	-	16.632.358	156.612.054	334.352
De dos a tres años	-	365.818	24.112.653	95.819
De tres a cuatro años	-	206.869	-	2.736
Más de cuatro años	-	504.132	-	-
Total vencido	-	52.732.821	438.787.326	14.433.311
- A Vencer				
Hasta tres meses	860.850	112.388.811	21.645.904	182.395.703
De tres a seis meses	-	1.576.375	4.923.893	11.547.514
De seis a nueve meses	-	2.005.087	4.423.466	6.040.560
De nueve a doce meses	-	1.729.359	-	5.331.275
De uno a dos años	-	512.061	60.775.000	18.600.716
De dos a tres años	-	273.326	-	14.433.309
De tres a cuatro años	-	66.967	-	9.759.257
Más de cuatro años	-	-	-	30.972.515
Total a vencer	860.850	118.551.986	91.768.263	279.080.849
Total con plazo	860.850	171.284.807	530.555.589	293.514.160
Total	860.850	252.636.454	531.407.883 (4)	308.197.292

(1) Incluye los créditos por ventas corrientes y otros créditos corrientes y no corrientes, excluídas las previsiones para deudores incobrables. No devengan intereses explícitos.
(2) Incluye las deudas bancarias y financieras.
(3) Incluye el pasivo total excluidas las deudas bancarias y financieras y las previsiones. Aproximadamente el 20 % devenga intereses explícitos a una tasa promedio del 0,5 % mensual.

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(4) La tasa explícita de interés promedio ponderada de las deudas financieras asciende a 0,67 % mensual.

(5) La Sociedad Cooperativa ha clasificado dentro de las categorías a vencer, de acuerdo a las pautas originales de los contratos firmados, el préstamo de las FRN, el préstamo de la IFC y otros préstamos menores en los que se han generado incumplimientos en el pago de ciertas cuotas de capital e interés, teniendo en cuenta el éxito que se espera en las negociaciones actualmente en proceso con los acreedores a fin de establecer un nuevo calendario de pago.

6. BIENES DE DISPONIBILIDAD RESTRINGIDA Y GARANTÍAS OTORGADAS

La Sociedad Cooperativa tiene, al 31 de marzo de 2004 y al 30 de junio de 2003 maquinarias, inmuebles, mercadería y marcas, gravados con derechos reales por un importe de 312.509.439 y 332.940.346, respectivamente, en garantía de pasivos financieros y comerciales por 377.411.713 y 381.798.620, respectivamente.

Los bienes en garantía y su valor de libros a dichas fechas son los siguientes:

Conceptos	Valor de Libros	
	31/03/2004	30/06/2003
Maquinarias prendadas	128.478.409	141.487.023
Inmuebles hipotecados	129.796.878	134.233.479
Mercadería prendada y warrants constituidos	54.080.093	57.093.820
Marcas prendadas	154.059	126.024
Total	312.509.439	332.940.346

Asimismo, la Sociedad Cooperativa en su carácter de accionista de Arla Foods Ingredients S.A. ha otorgado garantías sobre una deuda de dicha sociedad contraída con The Investment Fund for Emerging Markets (IFV) por un monto de USD 4.000.000 más los correspondientes intereses. Asimismo, ha celebrado un Project Fund Agreement juntamente con Arla Foods A.M.B.A., DEG, Rabobank Netherlands branch y Rabobank New York, por el cual los accionistas de Arla Foods Ingredients S.A. se comprometían a depositar los fondos necesarios para concretar el proyecto de construcción y puesta en marcha de la planta procesadora de suero. En garantía del cumplimiento de las obligaciones asumidas, los accionistas de dicha sociedad celebraron un contrato de prenda en primer grado sobre las acciones de la mencionada sociedad.

Por último, en la nota 14 se describen las características de las garantías otorgadas por la Sociedad Cooperativa, en relación con ciertos préstamos otorgados a las cooperativas primarias.

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7. SALDOS Y OPERACIONES CON ENTIDADES CONTROLADAS Y PARTES RELACIONADAS

Los saldos al 31 de marzo de 2004 y 30 de junio de 2003 con las entidades controladas incluidas en el Anexo C son los siguientes:

Entidades	Créditos Comerciales	Otros Créditos Corrientes	Otros Créditos No Corrientes	Total del activo	Deudas Comerciales Corrientes	Otras Deudas Corrientes	Total del pasivo
El Hornero S.C.	-	13.716.943	-	13.716.943	-	-	-
Coop Publicidad S.C.	-	136.431	-	136.431	-	-	-
Amplicampo Inversora S.A.	-	-	5.951.646	5.951.646	-	-	-
Sodecar S.A.	-	1.306	-	1.306	(2.357.844)	-	(2.357.844)
Integral Insumos S.C.	-	1.151.674	-	1.151.674	(927.455)	(2.377)	(929.832)
SanCor Do Brasil Productos Alimenticios Ltda.	15.924.875	-	-	15.924.875	-	-	-
SanCor México S.R.L.	-	-	-	-	-	(10.663)	(10.663)
SanCor Dairy Corp.	-	113.150	-	113.150	(183.618)	-	(183.618)
Arla Foods Ingredients S.A.	685.269	3.849.276	-	4.534.545	(1.762.507)	(591.062)	(2.353.569)
San Marco S.A.	445.502	3.756	5.044.300	5.493.558	(866.259)	-	(866.259)
Aproagro S.A.	48.797	271.316	-	320.113	(1.564.281)	-	(1.564.281)
Total 31/03/2004	17.104.443	19.243.852	10.995.946	47.344.241	(7.661.964)	(604.102)	(8.266.066)
Total 30/06/2003	19.325.578	14.818.457	17.012.564	51.156.599	(11.692.489)	(93.998)	(11.786.487)

Las operaciones realizadas durante los períodos finalizados el 31 de marzo de 2004 y 2003 con las entidades controladas incluidas en el Anexo C son las siguientes:

Entidades	Venta de bienes y servicios	Comisiones y bonificaciones	Compra de productos	Gastos de Adm. y Comerc.
Coop Publicidad S.C.	-	(38.269)	-	-
Sodecar S.A.	-	41.189	-	-
Integral Insumos S.C.	8.403	-	-	-
SanCor Do Brasil Productos Alimenticios Ltda.	8.373.516	-	-	-
Arla Foods Ingredients S.A.	2.339.745	152.623	730.455	321.059
San Marco S.A.	-	(512.085)	2.926.126	-
Aproagro S.A.	839.254	-	-	2.426.480
Total 31/03/2004	11.560.918	(356.542)	3.656.581	2.747.539
Total 31/03/2003	23.962.493	(553.912)	671.910	1.599.853

La Sociedad cooperativa adquiere casi la totalidad de su materia prima a las cooperativas primarias asociadas. Adicionalmente, el Consejo de Administración y la Comisión Fiscalizadora están integrados por individuos que forman parte de los cuerpos de dirección de ciertas cooperativas primarias asociadas. Estos últimos son elegidos en Asamblea General mediante mecanismos establecidos por los estatutos sociales, los que básicamente consisten en el consenso de la mayoría de las cooperativas primarias asociadas. Sin embargo, dichas cooperativas primarias asociadas no son consideradas "partes relacionadas" en los términos de la sección 3 de la Resolución Técnica N° 21, ya que ninguna de las cooperativas primarias asociadas puede, en forma individual y en

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los términos de la precitada norma contable, ejercer el control o tener influencia significativa en las decisiones de la Sociedad Cooperativa.

8. RESTRICCIÓN A LA DISTRIBUCIÓN DE RESULTADOS DEL EJERCICIO

De acuerdo con las disposiciones del artículo 42 de la Ley 20.337, los resultados derivados de participaciones en inversiones permanentes y de los otros ingresos y egresos neto, más los resultados positivos de las operaciones con no asociados, deberán destinarse a la cuenta "Reserva Especial (art. 42 Ley 20.337)".

9. OTROS GASTOS

La composición de los otros gastos operativos al cierre de cada período es la siguiente:

Conceptos	Ganancia (Pérdida)	
	31/03/2004	31/03/2003
Gastos Bancarios	(1.174.186)	(966.892)
Impuesto al Débito y Crédito Bancario	(10.033.244)	(5.641.958)
Desvalorización de Bonos	(142.884)	(1.134.615)
Servicios y Obras a Cooperativas	(328.250)	(421.205)
Capacidad de planta ociosa	-	(2.032.072)
TOTAL	(11.678.564)	(10.196.742)

10 OTROS EGRESOS NETO

La composición de los otros egresos neto al cierre de cada período es la siguiente:

Conceptos	Ganancia (Pérdida)	
	31/03/2004	31/03/2003
Ingresos:		
Resultado Venta Bienes de Uso	633.289	(620.261)
Ingresos por Desafiliación de Cooperativas	8.159.813	4.399.199
Resultado Venta Almacenes y Material Rezago	54.296	167.111
Consignaciones	16.340	(680.325)
Egresos:		
Indemnización al personal	(3.862.760)	(5.473.961)
Régimen de retiro anticipado	(5.024.977)	(5.292.478)
Diversos	(2.856.468)	146.088
TOTAL	(2.880.467)	(7.354.627)

Los estatutos sociales establecen la aplicación de sanciones a las cooperativas primarias cuyas acciones no sean acordes con los mismos o con las políticas de la Sociedad Cooperativa. En casos de alta gravedad, dichas sanciones implican la exclusión y la pérdida de los derechos sociales de las cooperativas primarias correspondientes. La exclusión fundada en falta de entrega parcial o total de la producción láctea, lleva aparejada para la asociada la obligación de abonar a la Sociedad Cooperativa, en concepto de indemnización, una suma equivalente al ciento por ciento de su capital integrado. El criterio adoptado por la Sociedad Cooperativa para registrar las mencionadas indemnizaciones consiste en dar de baja los importes incluidos en las cuentas de Capital Suscrito y Asociados Suscriptores correspondientes a las cooperativas primarias excluidas, imputando el

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neto resultante como un beneficio del período que se expone en la cuenta "Ingresos por Desafiliación de Cooperativas" del rubro "Otros Egresos Neto".

11. ARRENDAMIENTOS

De acuerdo a la norma de transición establecida en la Resolución Técnica N° 18, la Sociedad Cooperativa no ha modificado los criterios de valuación o exposición utilizados sobre los arrendamientos existentes en forma previa a la entrada en vigencia de dicha norma contable.

Por otra parte, la Sociedad ha celebrado durante el presente período un contrato de arrendamiento financiero de una máquina para envasado aséptico de leche. La duración del arrendamiento es de doce meses contados a partir de diciembre de 2003, siendo USD 584.000 el canon total. El valor remanente de la deuda al 31 de marzo de 2004 asciende a USD 326.486, siendo su valor actual USD 311.014. El valor de libros de los bienes de uso registrados por esta transacción es de $1.550.675. La opción de compra ha sido establecida en USD 2.000 y es decisión de la Sociedad Cooperativa el adecuado cumplimiento del mencionado contrato y el ejercicio de la opción de compra establecida.

12. PRÉSTAMO DE LA INTERNATIONAL FINANCE CORPORATION

El 18 de abril de 1995 se procedió a la firma del contrato de préstamo por el cual la International Finance Corporation (I.F.C.) otorgó a SanCor C.U.L. un crédito por USD 70 millones, el que fue destinado a la financiación parcial del plan de inversiones de la Sociedad Cooperativa aprobado para el ejercicio 1995-1999.

Las características principales del préstamo son las siguientes:

- Línea A: USD 20 millones, pago semestral, con primera amortización en octubre de 1997 y última en abril del 2005.

- Línea B: USD 30 millones, pago semestral, con primera amortización en abril de 1997 y última en octubre del 2001.

- Línea C: USD 20 millones, pago único en junio del 2005, con opción de capitalización por parte de la I.F.C. en eventuales subsidiarias o en SanCor C.U.L., para el supuesto de su transformación en una sociedad con cotización pública.

El préstamo está cubierto con garantías reales en una relación 1,5:1,0. Los intereses son calculados sobre la base de una tasa Libo más una sobretasa, excepto para la Línea C que incluye una tasa adicional mientras no se ejerza la opción mencionada.

Las cláusulas de este contrato obligan a la Sociedad Cooperativa, entre otras cosas, a mantener las garantías del préstamo y ciertas relaciones mínimas de liquidez y endeudamiento, y contar con el consentimiento previo de la I.F.C. para efectuar ciertas transacciones significativas que puedan modificar su situación patrimonial y financiera (como ser la constitución de garantías, adquisición y disposición de activos, el otorgamiento de préstamos financieros a terceros, etc.).

En el caso de mora en el pago o incumplimiento de alguna de las cláusulas antes citadas por más de 30 días, la I.F.C., previo aviso por notificación escrita a la Sociedad Cooperativa, puede, en caso de no levantarse el incumplimiento, solicitar la cancelación anticipada del saldo de deuda.

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Tal como se mencionó en los estados contables presentados desde el 31 de diciembre de 2001 hasta el 31 de diciembre de 2003, la Sociedad Cooperativa había incumplido las relaciones mínimas de liquidez y endeudamiento y, de acuerdo a los presentes estados contables al 31 de marzo de 2004, dicho incumplimiento continúa. Cabe mencionar que la Sociedad Cooperativa no ha sido notificada sobre los mencionados incumplimientos.

El 15 de abril del 2002, fecha en la que se produjo el vencimiento de la décima cuota del capital de la línea A por USD 1,25 millones y de los intereses correspondientes a las líneas A y C por USD 0,85 millones, la Sociedad Cooperativa presentó a la I.F.C., una propuesta de pago de la cuota de intereses en 4 pagos mensuales consecutivos y le solicitó un tiempo de espera para definir el cronograma de pago de la cuota de capital, una vez que se conozca el plan económico del Gobierno Nacional y su impacto en la evolución de la situación del país y en la Sociedad Cooperativa. La mencionada propuesta fue aceptada verbalmente por los funcionarios de la I.F.C., y la Sociedad Cooperativa ha realizado el pago de las mencionadas cuotas de los intereses de acuerdo con la propuesta antes realizada.

El 15 de octubre de 2002, el 15 de abril de 2003 y el 15 de octubre de 2003 vencieron la décimo primera, la décimo segunda y la décimo tercera cuotas de capital de la línea A por USD 1,25 millones cada una y de los intereses correspondientes a las líneas A y C. Las cuotas de capital no han sido canceladas por la Sociedad Cooperativa. Durante los meses de mayo a julio de 2003, la Sociedad Cooperativa ha pagado aproximadamente USD 0,92 millones por intereses adeudados al 31 de octubre del 2002.

A la fecha de emisión de los presentes estados contables, la Sociedad Cooperativa continúa con la renegociación de las cláusulas del contrato de préstamo en el marco de un proceso de reestructuración global de todos sus pasivos financieros, que incluye prórroga en los plazos de vencimientos y reducciones en las tasas de interés originalmente pactadas.

Consecuentemente, y en función de las negociaciones mencionadas precedentemente, la Sociedad Cooperativa continúa clasificando dichas deudas financieras como corrientes y no corrientes en sus estados contables al 31 de marzo de 2004 (que a dicha fecha ascienden a USD 7.500.000, equivalente a $ 21.450.000, como corriente y USD 21.250.000, equivalente a $ 60.775.000, como no corriente) de acuerdo a las condiciones originales del citado contrato de préstamo.

13. OBLIGACIONES NEGOCIABLES (FLOATING RATE NOTES)

La Asamblea Ordinaria de Delegados de la Sociedad Cooperativa del 30 de septiembre de 1994 aprobó la creación del programa de emisión de obligaciones negociables (el "Programa").

Posteriormente, mediante la Asamblea Ordinaria de Delegados de fecha 24 de septiembre de 1999, dispuso un aumento a USD 300 millones del monto del Programa mencionado, el cual fue aprobado por la Bolsa de Comercio y la Comisión Nacional de Valores, mediante Certificado Nro. 269 del 25 de julio de 2000.

Con fecha 27 de julio de 2000 la Sociedad Cooperativa emitió la serie de obligaciones negociables denominadas "floating rate notes", por un monto de USD 94,8 millones en el marco de su Programa para la emisión de Obligaciones Negociables previamente mencionado.

El precio de la emisión se realizó a la par, con interés variable de acuerdo a la evolución de las tasas Badlar y Libor, los pagos de interés son trimestrales (14 cuotas) a partir del 27 de octubre de 2000 y la amortización del capital se realiza en 13 cuotas, la primera semestral y las restantes trimestrales, a partir del 29 de enero de 2001.

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La Sociedad Cooperativa ha garantizado la totalidad de esta serie con prendas e hipotecas reales sobre ciertos activos.

Los fondos netos recibidos de la emisión de la segunda serie de las obligaciones negociables Clase 2 por un valor nominal de USD 19 millones, y Clase 3 por un valor nominal de USD 75,8 millones, fueron aplicados en su totalidad, con fecha 27 de julio de 2000, a la cancelación de un préstamo puente por USD 94,8 millones recibido el 27 de enero de 2000.

Las cláusulas del programa de emisión de las obligaciones negociables de esta serie obligan a la Sociedad Cooperativa a mantener ciertos ratios financieros mínimos, los cuales se calculan trimestralmente.

El no cumplimiento de dichos ratios o de alguna de las obligaciones adicionales establecidas en el programa mencionado por un período de más de 45 días desde el momento en que la Sociedad Cooperativa hubiera sido notificada por el Fiduciario, o desde que cualquier Tenedor hubiera notificado a la Sociedad Cooperativa y al Fiduciario, especificando dicho incumplimiento y solicitado su reparación, ubica a la Sociedad Cooperativa en situación de incumplimiento, y el Fiduciario o los Tenedores de al menos el 25 % del valor nominal total de los títulos en circulación de cualquier clase podrán, siguiendo ciertas formalidades, declarar el vencimiento anticipado de todos los títulos de dicha clase.

Como consecuencia del incumplimiento de ciertos ratios financieros al 30 de septiembre de 2001, y anticipando los eventuales efectos que la difícil situación macroeconómica del país pudiera tener sobre este hecho, con fecha 17 de septiembre de 2001 la Sociedad Cooperativa había notificado al Fiduciario el mencionado incumplimiento, como así también su intención de convocar a una asamblea de tenedores para solicitar una dispensa en relación con el mismo y la modificación de los ratios financieros que la Sociedad Cooperativa no había podido cumplir.

El 19 de diciembre de 2001, la Sociedad Cooperativa realizó la asamblea de Tenedores, en la cual se aprobó la solicitud de dispensas respecto del incumplimiento de ciertos índices financieros y compromisos de no hacer, comprometidos al momento de la emisión de las mencionadas "floating rate notes", como así también la flexibilización de ciertos ratios y compromisos financieros con vigencia desde la fecha de la mencionada asamblea hasta los estados contables anuales al 30 de junio del 2002.

Tal como se mencionó en los estados contables presentados desde el 31 de diciembre de 2001 hasta el 31 de diciembre de 2003, la Sociedad Cooperativa había incumplido los ratios financieros que habían sido renegociados en la mencionada asamblea de tenedores. Al 31 de marzo de 2004, de acuerdo con los presentes estados contables, dicho incumplimiento continúa.

El 28 de enero y el 29 de abril de 2002, la Sociedad Cooperativa, basada en una propuesta de pago presentada a los Tenedores en la que se realizó una reducción del 33% sobre la tasa vigente para ese período (29/10/2001 a 28/01/2002), efectuó pagos parciales de la cuota de interés del 28 de enero de 2002 por un total de USD 2.583.000. Posteriormente, se efectuó una nueva propuesta de pago para la cuota de interés con vencimiento el 29 de abril de 2002, recalculando la misma en función de una tasa fija en lugar de la tasa Badlar establecida en el contrato, y ofreciendo la cancelación de este monto en cuatro cuotas mensuales y consecutivas, las que se abonaron en su totalidad. De igual modo, para la cuota de interés con vencimiento el 29 de julio de 2002, recalculada con igual procedimiento que el utilizado para la cuota con vencimiento el 29 de abril de 2002, la Sociedad Cooperativa presentó una propuesta de pago en cuatro cuotas mensuales y consecutivas a partir del mes de agosto de 2002. La Sociedad Cooperativa ha abonado en término la totalidad de las cuotas mencionadas precedentemente. Los Tenedores de las mencionadas "floating rate notes" aún no han dado su aceptación formal a las propuestas de refinanciación y pago presentadas por la Sociedad Cooperativa que se mencionaron precedentemente.

Firmado a efectos de su identificación con nuestro informe de fecha 10-05-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

Adicionalmente, la Sociedad Cooperativa ha registrado los intereses devengados en forma posterior al 29 de julio de 2002 para la Serie 2, a una tasa fija del 8,75%, representativa de la tasa de interés promedio para operaciones en dólares, en concordancia con las tasas de mercado.

Tal como se menciona en los párrafos precedentes, a efectos de registrar los intereses devengados desde el 29 de octubre de 2001 a la fecha, la Sociedad Cooperativa se ha basado en tasas razonables de mercado -compatibles con el período de transición transcurrido, hacia el acuerdo definitivo de reestructuración global de los pasivos financieros-, en lugar de hacerlo de acuerdo a las pautas acordadas en el programa de emisión de las FRN. La Sociedad Cooperativa no ha registrado al 31 de marzo de 2004 un mayor importe, sobre la base de su expectativa de éxito en el proceso de negociaciones en curso, que incluye prórrogas en los plazos de vencimiento y reducciones a las tasas de interés originalmente pactadas.

Por otro lado, tal como lo prevé el programa, la falta de pago de cualquier suma adeudada en concepto de capital, intereses, prima o montos adeudados respecto de cualquier título se considera una causal de incumplimiento y debe ser subsanada durante un período de 5 días hábiles, período después del cual el Fiduciario o los Tenedores de al menos el 25% del valor nominal total de los títulos en circulación de cualquier clase podrán, siguiendo ciertas formalidades, declarar el vencimiento anticipado de todos los títulos de dicha clase.

Respecto de las cuotas de capital con vencimiento durante los meses de enero de 2002 a enero de 2004 por un total de USD 87.216.000, dada las negociaciones encaradas, los Tenedores han acordado verbalmente con la Sociedad Cooperativa posponer la definición de la fecha de pago de las mismas.

Durante los meses de mayo a julio de 2003 la Sociedad Cooperativa ha pagado USD 2.079.700 por intereses adeudados al 31 de octubre de 2002.

A la fecha de la emisión de los presentes estados contables, la Sociedad Cooperativa continúa con la renegociación de las cláusulas del presente contrato en el marco de un proceso de reestructuración global de todos sus pasivos financieros, tal como se mencionó en la nota anterior.

14. INTEGRACIÓN DE CAPITAL SUSCRIPTO

La Sociedad Cooperativa tiene como criterio contable exponer los saldos pendientes de integración en el Patrimonio Cooperativo Neto, regularizando la cuenta "capital suscripto", hasta obtener evidencia objetiva de su inminente integración.

Conforme a la ley de Cooperativas las cuotas suscriptas deben ser integradas en un plazo máximo de 5 años. En junio de 2001, la Sociedad Cooperativa gestionó ante el Banco de la Nación Argentina a favor de las cooperativas asociadas, una línea de crédito por USD 25 millones amortizable mensualmente en un plazo de 5 años, para cumplir con la integración de los aportes de capital suscriptos. La mencionada línea de préstamo fue posteriormente pesificada al tipo de cambio 1 peso por cada dólar, estando actualmente sujeta a la tasa de interés general para préstamos en pesos del Banco de la Nación Argentina.

Para garantizar el pago del mencionado préstamo, la Sociedad Cooperativa (a) retiene a las cooperativas asociadas un porcentaje de las liquidaciones por leche entregada, (b) constituyó una prenda flotante con registro en primer grado sobre los stocks de productos terminados con un margen de garantía del 150%, y (c) se constituyó en fiador solidario, liso, llano, primero y principal pagador de la obligación, renunciando a los beneficios de excusión, división e interpelación previa al deudor principal.

Firmado a efectos de su identificación con nuestro informe de fecha 10-05-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

GABRIEL S. CASSELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

15. ACONTECIMIENTOS ECONÓMICOS SIGNIFICATIVOS RECIENTES Y MARCHA ACTUAL DE LOS NEGOCIOS

a) Acontecimientos económicos significativos recientes

Durante diciembre de 2001, el Gobierno Nacional dispuso diversas medidas de carácter monetario y de control de cambios, declaró el incumplimiento del pago de los servicios de la deuda pública y, el 6 de enero de 2002, el Congreso Nacional sancionó la ley N° 25.561 de Emergencia Pública y Reforma del Régimen Cambiario que implicó un profundo cambio del modelo económico vigente hasta ese momento y la modificación de la ley de convertibilidad vigente desde marzo de 1991, y que faculta al Poder Ejecutivo, entre otros aspectos, a sancionar medidas adicionales de carácter monetario, financiero y cambiario conducentes a superar la actual crisis económica en el mediano plazo.

Posteriormente, se emitieron diversas normas, entre ellas el Decreto N° 214/2002 (Decreto de reordenamiento del sistema financiero), que introdujeron modificaciones a la nueva normativa vigente, siendo las principales: a) la flotación del mercado de cambios en un mercado "libre" para las operaciones de comercio exterior y, con autorización previa del BCRA, las operaciones financieras; b) la pesificación de la economía, a través de la transformación en pesos de los depósitos en dólares mantenidos en instituciones financieras del país a razón de $ 1,40 por cada dólar y de todas las obligaciones expresadas en dicha moneda, contraídas al 6 de enero de 2002 en el país, al tipo de cambio de $1 por cada dólar, que se actualizarán a partir de la fecha del citado decreto (3 de febrero de 2002) por un "coeficiente de estabilización de referencia" (CER), c) la pesificación de todos los contratos privados celebrados a dicha fecha al tipo de cambio de 1 peso por dólar, d) la autorización previa del BCRA para realizar ciertas transferencias al exterior por servicios de capital e interés de préstamos financieros, e) la suspensión de los despidos sin justa causa , f) la implementación de nuevos regímenes de retención a las exportaciones de bienes primarios y manufacturas de origen agrícola – ganadero y g) el establecimiento de la obligación de liquidar en el mercado de cambios, en el plazo establecido por la normativa del BCRA, las cobranzas por exportaciones.

Desde fines del 2002, el gobierno nacional ha implementado diversas medidas tendientes a la gradual normalización del mercado de cambios y de los flujos de divisas comerciales y financieros. En tal sentido, entre otras disposiciones, se flexibilizaron las restricciones al pago del servicio de capital e intereses de deudas con acreedores del exterior, se flexibilizaron los plazos de pago de importaciones y se amplió el acceso al mercado de cambios por parte de personas físicas y jurídicas.

A la fecha de aprobación de estos estados contables, el Gobierno Nacional se encuentra aún analizando políticas complementarias.

Por otra parte, y como consecuencia de los cambios instrumentados, durante el año 2002 se produjo un incremento de precios internos al por mayor de aproximadamente un 118 % de acuerdo con la información del Instituto Nacional de Estadísticas y Censos (INDEC). Dicho incremento por el ejercicio finalizado el 30 de junio de 2003 ascendió aproximadamente al 9 %, y por los nueves meses transcurridos del presente ejercicio, fue de aproximadamente 6 %.

Debido a la necesidad de obtener la previa autorización del BCRA, la Sociedad Cooperativa tiene restringida la posibilidad de realizar ciertas transferencias al exterior en concepto de pago de servicios de capital de préstamos financieros.

Firmado a efectos de su identificación con nuestro informe de fecha 10-05-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

b) **Marcha actual de los negocios**

El contexto económico descripto en el apartado a) precedente, generó una profunda recesión de la economía en su conjunto, con caídas significativas del consumo y de la inversión, crecimiento del desempleo y severas restricciones para el acceso al crédito.

Este contexto económico impactó en la Sociedad Cooperativa y generó una afectación de su flujo de fondos y, consecuentemente, dificultades para la cancelación de sus pasivos.

Por lo expuesto, la Sociedad Cooperativa se encuentra en el proceso de reestructuración global de sus deudas financieras negociando una propuesta con el propósito de obtener prórrogas en los plazos de vencimiento de sus obligaciones y reducciones en las tasas de interés. Adicionalmente, la Sociedad Cooperativa se encuentra implementando las estrategias a fin de adecuar sus negocios al nuevo contexto, lo que incluye también la consideración de posibles alianzas estratégicas con otras sociedades locales y del exterior, para lo cual cuenta con la aprobación de la Asamblea General Ordinaria. El Consejo de Administración y la Gerencia de la Sociedad Cooperativa entienden que las acciones implementadas con respecto a reducción de costos y gastos y a una muy precisa selección de los negocios en función a su rentabilidad, sumado al éxito que se espera de las negociaciones mencionadas tendientes a reestructurar los pasivos, permitirán alcanzar resultados operativos positivos para comenzar a revertir la actual situación.

Teniendo en cuenta el contexto económico descripto precedentemente y su impacto en la Sociedad Cooperativa y que ciertas cuestiones podrían requerir de nuevas medidas por parte del Gobierno, a la fecha de emisión de los presentes estados contables no es posible determinar los futuros efectos que la crisis económica puede tener sobre la situación financiera y los resultados de la Sociedad Cooperativa, incluyendo el efecto sobre las operaciones con los bancos, clientes y proveedores. Los presentes estados contables no incluyen ningún ajuste que pudiera resultar de esas incertidumbres. El Consejo de Administración y la Gerencia de la Sociedad Cooperativa se encuentra en continua evaluación de la magnitud de los impactos sobre la situación patrimonial y financiera de la Sociedad Cooperativa y los resultados de sus operaciones. Los efectos relacionados serán informados en los estados contables cuando ellos sean conocidos y cuantificables.

16. SINIESTRO PLANTA INDUSTRIAL CHIVILCOY

Durante el mes de octubre de 2003 un tornado afectó la zona de Chivilcoy (Provincia de Buenos Aires) produciendo daños sobre las instalaciones que la Sociedad Cooperativa posee en dicha localidad. Dicho vendaval destruyó un depósito inteligente de leche larga vida, afectando totalmente los productos almacenados en el mismo. La Sociedad Cooperativa posee contratado seguros que cubren esta contingencia. A la fecha de los presentes estados contables se continúa trabajando con la compañía aseguradora a los efectos de determinar el costo total de la reconstrucción, los cuales serían cubiertos por dicha Compañía excepto por una franquicia de USD 250.000. El resultado originado por reconocer los daños hasta dicha franquicia fue registrado en los resultados del período finalizado el 31 de marzo de 2004 bajo el rubro "Resultados Extraordinarios" y ascendieron a $ 757.869.

Firmado a efectos de su
identificación con nuestro
informe de fecha 10-05-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 – F° 13

NÉSTOR JUAN GARETTO
Presidente
Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. – T° 162 – F° 187

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SANCOR COOPERATIVAS UNIDAS LIMITADA
DOMICILIO LEGAL: Tte. Gral. Richieri Nro 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.C. 772 - EJERCICIO SOCIAL Nro. 64 - Iniciado el 1 de Julio de 2003

ANEXO A

EVOLUCION DE LOS BIENES DE USO POR EL PERIODO DE NUEVE MESES TERMINADO EL 31 DE MARZO DE 2004 COMPARATIVO CON EL EJERCICIO ANTERIOR

(Expresado en Pesos - Nota 1.2.)

RUBROS	COSTO ORIGINAL MAS REVALUOS					DEPRECIACIONES				VALOR NETO RESULTANTE 31/03/2004	VALOR NETO RESULTANTE 30/06/2003
	Saldo al Comienzo del Ejercicio	Aumentos	Disminuciones	Transferencias	Saldo al Cierre del Período/Ejercicio	Acumuladas al Comienzo del Ejercicio	Del Período/Ejercicio Aumentos	Del Período/Ejercicio Disminuciones	Acumuladas al Cierre del Período/Ejercicio		
TERRENOS	13,908,844	-	(373,250)	-	13,535,594	-	-	-	-	13,535,594	13,908,844
EDIFICIOS	344,027,691	57,642	(234,597)	361,271	344,212,007	126,056,804	7,439,322	(97,420)	133,398,706	210,813,301	217,970,887
CERCOS E INSTALACIONES	29,105,937	11,748	(319,610)	164,702	28,962,777	12,272,785	820,441	(39,954)	13,053,272	15,909,505	16,833,152
MAQ. E INSTALACIONES	621,827,167	123,397	(2,708,036)	4,396,089	623,638,617	397,281,099	19,755,731	(2,104,589)	414,932,241	208,706,376	224,546,068
HERRAMIENTAS EN USO	1,161,469	2,781	(7,603)	295	1,156,942	1,096,007	26,966	(6,964)	1,116,009	40,933	65,462
MUEBLES Y UTILES	17,849,131	15,529	(164,362)	87,287	17,787,585	13,968,839	727,801	(89,661)	14,606,979	3,180,606	3,880,292
RODADOS	6,676,730	-	(5,318)	(926)	6,670,486	3,322,291	224,757	(5,305)	3,541,743	3,128,743	3,354,439
EQ. COMPUTACION PROPIOS	10,859,846	60,139	(76,507)	160,281	11,003,759	10,272,041	611,030	(60,728)	10,822,343	181,416	587,805
BIENES DE USO EN COMODATO	251,606	-	(150,985)	-	100,621	98,783	9,136	(52,065)	55,854	44,767	152,823
EQ.DE COMP. EN COMODATO	197,769	371	(3,279)	5,400	200,261	195,193	1,679	-	196,872	3,389	2,576
BIENES DE USO EN LEASING	10,487,616	1,632,290	(38,162)	(3,708,924)	8,372,820	5,386,637	765,504	-	6,152,141	2,220,679	5,100,979
BIENES DE USO EN LEASING ROD.	1,209,095	-	-	925	1,210,020	408,925	128,285	-	537,210	672,810	800,170
MAQ.LEY 24402 Y RES.502/95	77,032,103	-	-	329,593	77,361,696	41,299,850	4,051,140	-	45,350,990	32,010,706	35,732,253
OBRAS EN CURSO	1,663,164	1,576,864	(4,774)	(1,466,052)	1,769,202	-	-	-	-	1,769,202	1,663,164
BIENES DE USO RESOL. 502/95	20,247,975	-	(289,665)	(329,941)	19,628,369	10,134,260	1,553,582	-	11,687,842	7,940,527	10,113,715
TOTALES AL 31/03/2004	1,156,506,143	3,480,761	(4,376,148)	-	1,155,610,756	621,793,514	36,115,374	(2,456,686)	655,452,202	500,158,554	
TOTALES AL 30/06/2003	1,203,424,838	5,160,418	(52,079,113)	-	1,156,506,143	575,202,617	50,662,076	(4,071,179)	621,793,514		534,712,629
			(A)		(C)		(B)	(A)			

(A) - Incluye 480.858 y 1.927.070 al 31 de marzo de 2004 y 30 de junio de 2003, respectivamente, de Desafectación de la Reserva Revaluo Técnico por Bajas del Período/Ejercicio.

(B) - Incluye 7.494.201 y 11.352.773 al 31 de marzo de 2004 y 30 de junio de 2003, respectivamente, de Mayor Amortización Técnica.

(C) - Al 31 de marzo de 2004 y al 30 de Junio 2003 el saldo de bienes de uso incluye diferencias de cambio acumuladas por un importe de 13.610.274 y 14.017.067, respectivamente. Durante el período de nueve meses finalizado el 31 de marzo de 2004, la Sociedad Cooperativa ha disminuido el rubro bienes de uso e imputado a resultados diferencias de cambio, netas de la depreciación correspondiente a las mismas, de acuerdo con lo que dispone la Resolución General N° 398 de la C.N.V. La mencionada disminución neta ha sido incluida dentro de las bajas del período y asciende a 406.793.

NESTOR JUAN BARETTO
Presidente Comisión Fiscalizadora

Firmado a efectos de su identificación
con nuestro informe de fecha 10-05-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

GABRIEL S. CASELLA
Socio
Contador Público U.B.A
C.P.C.E.C.A.B.A. T° 102 - F° 187

MIGUEL OMAR ALTUNA
Presidente

ANEXO B

EVOLUCION DE LOS ACTIVOS INTANGIBLES POR EL PERIODO DE NUEVE MESES TERMINADO EL 31 DE MARZO DE 2004

COMPARATIVO CON EL EJERCICIO ANTERIOR

(Expresado en Pesos - Nota 1.2.)

CUENTA PRINCIPAL	Saldo al Comienzo del Ejercicio	Aumentos	Saldo al Cierre del Período/Ejercicio	Amortización Acumulada			NETO RESULTANTE
				Acumuladas al Comienzo del Ejercicio	Del Período/ Ejercicio	Acumuladas al Cierre del Período/Ejercicio	
MARCAS DE FABRICA	4,984,358	183,733	5,168,091	2,799,181	231,347	3,030,528	2,137,563
TOTALES AL 31/03/2004	4,984,358	183,733	5,168,091	2,799,181	231,347	3,030,528	2,137,563
TOTALES AL 30/06/2003	4,521,906	462,452	4,984,358	2,522,596	276,585	2,799,181	2,185,177

Firmado a efectos de su identificación
con nuestro informe de fecha 10-05-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

NESTOR JUAN GARETTO
Presidente Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A
C.P.C.E.C.A.B.A. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

DOMICILIO LEGAL: Pte. Gral. Richieri Nro 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S 772 - EJERCICIO SOCIAL Nro. 64 - Iniciado el 1 de Julio de 2003

INVERSIONES BANCARIAS, EN ACCIONES, OTROS VALORES NEGOCIABLES Y PARTICIPACION EN OTRAS SOCIEDADES AL 31 DE MARZO DE 2004 COMPARATIVO CON EL EJERCICIO ANTERIOR
(Expresado en Pesos - Nota 1.2.)

Emisor y características de los valores	31/03/2004				30/06/2003	INFORMACIÓN SOBRE EL EMISOR						
						ÚLTIMO BALANCE						
	Clase	Valor Nominal	Cantidad	Valor de Libros	Valor de Libros	Actividad	Fecha	Capital Social	Resultado	Patrimonio Neto	Porcentaje Directo	Porcentaje Indirecto
Inversiones corrientes												
Depósitos a plazos fijos	-	-	-	860,850	15,724	-	-	-	-	-	-	-
Total de Inversiones corrientes	-	-	-	860,850	15,724	-	-	-	-	-	-	-
Inversiones No Corrientes												
El Homero S.C. (1)	-	-	-	6,427,460	8,445,773	Ind.y Comerc. de Productos Alimenticios	12-2003	310,000	(2,028,455)	6,459,759	99.50%	99.50%
Coop Publicidad S.C.	-	-	-	-	-	Agencia de Publicidad	12-2003	1	39,908	(36,745)	90.00%	99.95%
Amplicampo Inversora S.A.	A / B	1.00	412,205	8,970,231	9,176,115	Servicios de financiación y actividades financieras	12-2003	433,900	(216,721)	9,442,348	95.00%	95.00%
SanCor Do Brasil Productos Alimenticios Ltda. (1)	-	-	-	-	-	Imp. y comerc. de Productos Alimenticios	12-2003	15,347,942	(3,128,770)	(10,421,237)	92.00%	99.96%
Integral Insumos S.C. (1) (2)	-	-	-	11,602,024	10,872,617	Provisión de insumos para la actividad agropecuaria y agroindustrial	12-2003	440,000	744,293	11,838,800	98.00%	99.99%
SanCor Mexico	-	-	-	5,647	6,641	Industrialización y comercialización de productos alimenticios	12-2003	6,383	1,046	5,944	95.00%	99.98%
Sodecar S.A.	A	100.00	77,618	10,059,960	10,184,492	Elaboración de fiambres, chacinados y otros	12-2003	15,523,600	(249,064)	20,119,919	50.00%	63.45%
Arla Foods Ingredients S.A. (1)	-	1,000.00	13,806	39,131,940	40,966,483	Elaboración y venta de productos derivados del suero de queso	12-2003	27,612,000	(3,669,085)	78,263,880	50.00%	50.00%
SanCor Dairy Corporation	-	1.00	10,000	-	-	Imp. y comerc. de Productos Alimenticios	12-2003	10,000	(16,313)	(20,560)	100.00%	100.00%
Aproagro S.A. (3)	-	-	-	-	-	Provisión de insumos para la actividad agropecuaria y serv. informáticos	12-2003	5,012,000	(403,296)	6,992,830	-	95.00%
Nobleplus S.A. (3)	-	-	-	-	-	Ind.y Comerc. de Productos Alimenticios	12-2003	273,051	(40,625)	25,323	-	99.98%
San Marco S.A. (3)	-	-	-	-	-	Elaboración y Comercialización de productos lácteos	12-2003	11,000,000	(1,547,161)	18,763,838	-	99.50%
Acciones de Cooperativas	-	-	-	3,502,152	3,241,042	-	-	-	-	-	-	-
TC/CAP Fideicomiso Financiero	Títulos de Deuda Fiduciaria	USD 1	3,618,200	11,436,725	11,404,837	-	-	-	-	-	-	-
Otras	-	-	-	35,227	159,559	-	-	-	-	-	-	-
Llave de Negocio	-	-	-	4,536,498	4,722,930	-	-	-	-	-	-	-
Total de Inversiones no corrientes	-	-	-	95,707,864	99,180,489							
Otros Pasivos por Inversiones												
SanCor Dairy Corporation	-	-	-	(20,560)	(4,247)	-	-	-	-	-	-	-
SanCor Do Brasil Productos Alimenticios Ltda.	-	-	-	(8,258,138)	(11,930,965)	-	-	-	-	-	-	-
Coop Publicidad S.C.	-	-	-	(33,071)	(68,988)	-	-	-	-	-	-	-
Total de Otros Pasivos por Inversiones	-	-	-	(8,311,769)	(12,004,200)							

(1) Durante el período finalizado el 31 de marzo de 2004 y el ejercicio cerrado en junio de 2003 se efectuaron aportes de capital en Integral Insumos S.C. por 19.964.942 (junio 2003), Arla Foods Ingredients S.A. por 1.608.074 (junio 2003) y SanCor Do Brasil Productos Alimenticios Ltda. por 6.551.296 y 1.283.400.

(2) Integral Insumos S.C. cedió créditos para la constitución de fideicomisos financieros, cuyo monto a vencer al 31 de diciembre de 2003 ascendía a 1.251.843, asumiendo sobre ellos garantía solidaria e irrestricta del cumplimiento en tiempo y forma de los flujos de fondos y demás obligaciones de pago correspondientes a los deudores. El vencimiento de dichos créditos se produce en su totalidad en el presente ejercicio.

(3) Dichas Sociedades son controladas por Amplicampo Inversora S.A., Integral Insumos S.C. y El Homero S.C., respectivamente.

NÉSTOR JUAN GARETTO
Presidente Comisión Fiscalizadora

Firmado a efectos de su identificación
con nuestro informe de fecha 10-05-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

GABRIEL S. CASELLA
Socio
Contador Público U.B.A
C.P.C.E.C.A.B.A. T° 102 - F° 187

MIGUEL OMAR ALTUNA
Presidente

NOMINACION DE LA COOPERATIVA: SANCOR COOPERATIVAS UNIDAS LIMITADA
OMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
CTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
JMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 64 - Iniciado el 1 de Julio de 2003

ANEXO E

EVOLUCION DE LAS PREVISIONES, RESERVAS Y FONDOS POR EL PERIODO DE NUEVE MESES TERMINADO EL 31 DE MARZO DE 2004
(Expresado en Pesos - Nota 1.2)

RUBROS	SALDOS AL COMIENZO DEL EJERCICIO	DISMINUCIONES	AUMENTOS	SALDOS AL CIERRE DEL PERIODO	REFERENCIAS SOBRE DISMINUCIONES	REFERENCIAS SOBRE AUMENTOS
REVISIONES						
educidas del Activo:						
ara Cuentas Incobrables	41,307,060	5,070,718	4,182,054	40,418,396	Consumo	Análisis individual de recuperabilidad
ara Obsolescencia	961,874	390,563	233,302	804,613	Consumo	Items de lenta rotación e improbable utilización
	42,268,934	5,461,281	4,415,356	41,223,009		
ncluidas en el Pasivo:						
revisión para Juicios	14,354,415	854,379	2,955,744	16,455,780	Absorción por acuerdos extrajudiciales	Cálculo sobre litigios laborales según informes de los letrados
	14,354,415	854,379	2,955,744	16,455,780		
TOTAL	56,623,349	6,315,660	7,371,100	57,678,789		
RESERVAS Y FONDOS						
egal	2,811,646	-	-	2,811,646		
Acción Asist. y Laboral	3,045	-	63	3,108		Intereses y recuperos de préstamos al personal
special (Art. 42 Ley 20.337)	12,995,113	20,000	6,394,941	19,370,054	Movimiento de Cooperativas	Recomposición con resultado ejercicio 02/03 5,605,329 Retiro de Cooperativas 789,612
evalúo Técnico	205,633,259	7,975,059	-	197,658,200	Desafectación por depreciación y bajas de Bienes de Uso	
TOTAL	221,443,063	7,995,059	6,395,004	219,843,008		

NESTOR JUAN BARETTO
Presidente Comisión Fiscalizadora

Firmado a efectos de su identificación
con nuestro informe de fecha 10-05-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 13

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SANCOR COOPERATIVAS UNIDAS LIMITADA
DOMICILIO LEGAL: Tte. Gral. Richieri Nro 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S 772 - EJERCICIO SOCIAL Nro. 64 - Iniciado el 1 de Julio de 2003

ANEXO F

COSTO DE LAS MERCADERIAS VENDIDAS POR EL PERIODO DE NUEVE MESES TERMINADO

EL 31 DE MARZO DE 2004 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

(Expresado en Pesos - Nota 1.2.)

RUBROS	31/03/2004	31/03/2003
Existencia al Comienzo del Ejercicio		
Productos Terminados	70,084,361	94,055,214
Compras y Costos de Producción		
Compras y Gastos de Fabricación (Anexo H)	682,258,550	576,021,013
Subtotal	752,342,911	670,076,227
Menos (Más):		
Resultados por Tenencia (Nota 2.12)	13,750,371	11,430,720
Capacidad de planta ociosa (Nota 9)	-	2,032,072
Existencia Final de Productos Terminados	80,023,017	72,363,712
Intereses Implícitos en Compras	11,832,009	14,106,480
Costo de las Mercaderías Vendidas	646,737,514	570,143,243

Firmado a efectos de su identificación
con nuestro informe de fecha 10-05-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

NÉSTOR JUAN GARETTO
Presidente Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

ANEXO G

ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA AL 31 DE MARZO DE 2004

COMPARATIVO CON EL EJERCICIO ANTERIOR

(Expresado en Pesos - Nota 1.2.)

Rubros	31/03/2004			30/06/2003	
	Monto y clase de la moneda extranjera	Cambio Vigente	Monto en moneda local	Monto y clase de la moneda extranjera	Monto en moneda local
ACTIVO					
ACTIVO CORRIENTE					
CAJA Y BANCOS	290,980 USD	2.82000	820,564	1,050,411 USD	2,836,109
	2,210 BRL	1.02500	2,265	1,741 BRL	1,633
	22,000 ITL	0.00186	41	22,000 ITL	35
	900 FRF	0.54925	494	900 FRF	428
	265 DEM	1.84215	488	265 DEM	418
	7,000 ESP	0.02165	152	7,000 ESP	130
	1,062 DKK	0.47377	503	1,062 DKK	446
	140 SZL	2.26021	316	140 SZL	280
	43,330 CLP	0.00467	202	43,330 CLP	167
	5,000 UYU	0.10106	505	1,809 UYU	190
	125 GBP	5.32472	666	125 GBP	557
	120 EUR	3.46656	417	262 EUR	806
INVERSIONES	305,266 USD	2.82000	860,850	- -	-
CREDITOS POR VENTAS (1)	24,607,600 USD	2.82000	69,393,432	14,319,726 USD	38,663,260
OTROS CREDITOS	1,219,133 USD	2.82000	3,437,956	544,090 USD	1,469,043
TOTAL			**74,518,851**		**42,973,502**
ACTIVO NO CORRIENTE					
INVERSIONES	4,055,576 USD	2.82000	11,436,725	4,224,014 USD	11,404,837
TOTAL			**11,436,725**		**11,404,837**
PASIVO					
PASIVO CORRIENTE					
PROVEEDORES	3,277,853 USD	2.86000	9,374,662	3,585,076 USD	10,038,213
PROVEEDORES DEL EXTERIOR	624,559 USD	2.86000	1,786,238	586,039 USD	1,640,910
	31,283 EUR	3.51600	109,991	205,200 FRF	101,512
ANTICIPO DE CLIENTES	3,779,915 USD	2.86000	10,810,557	2,884,421 USD	8,076,379
DEUDAS FINANCIERAS	151,119,232 USD	2.86000	432,201,004	137,063,308 USD	383,777,262
OTRAS DEUDAS	578,916 USD	2.86000	1,655,700	809,344 USD	2,266,162
TOTAL			**455,938,152**		**405,900,438**
PASIVO NO CORRIENTE					
PROVEEDORES	6,506,303 USD	2.86000	18,608,026	7,994,360 USD	22,384,209
ANTICIPO DE CLIENTES	2,859,606 USD	2.86000	8,178,473	3,758,732 USD	10,524,450
DEUDAS FINANCIERAS	21,250,000 USD	2.86000	60,775,000	22,500,000 USD	63,000,000
TOTAL			**87,561,499**		**95,908,659**

(1) Neto de la previsión para cuentas incobrables nominadas en moneda extranjera.

Firmado a efectos de su identificación
con nuestro informe de fecha 10-05-2004

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

C.P.C.E.C.A.B.A. T° 1 - F° 13

NÉSTOR JUAN GARETTO
Presidente Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SANCOR COOPERATIVAS UNIDAS LIMITADA

ANEXO H

DOMICILIO LEGAL: Tte. Gral. Richieri Nro 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S 772 - EJERCICIO SOCIAL Nro. 64 - Iniciado el 1 de Julio de 2003

COMPRAS Y GASTOS DE FABRICACION, ADMINISTRACION Y COMERCIALIZACION

POR EL PERIODO DE NUEVE MESES TERMINADO EL 31 DE MARZO DE 2004 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

(Expresado en Pesos - Nota 1.2.)

Rubros	31/03/2004				31/03/2003
	Compras y gastos de fabricación (2)	Gastos de Administración	Gastos de Comercialización	Total	Total
Materia prima	451,029,123	-	-	451,029,123	358,925,925
Mano de Obra	55,723,330	7,006,124	18,058,345	80,787,799	75,024,012
Fletes y Traslados	21,298,987	1,271,305	36,511,765	59,082,057	47,629,803
Envases y Embalajes	69,188,176	-	391,169	69,579,345	72,040,158
Deudores Incobrables	-	-	4,182,054	4,182,054	5,242,050
Depreciación de Bienes de Uso (1)	26,524,617	400,378	1,696,178	28,621,173	29,643,706
Conservación de Bienes de Uso	7,693,227	97,997	404,361	8,195,585	6,473,787
Combustible y Energía Eléctrica	12,294,203	97,911	430,923	12,823,037	14,227,097
Publicidad, Promoción y Otros	-	173,984	11,799,671	11,973,655	15,423,381
Impuestos y Tasas	9,221,659	73,429	17,712,365	27,007,453	26,166,075
Otros Servicios	1,193,641	1,520,095	2,334,387	5,048,123	6,140,176
Servicios Contratados a 3°	13,553,707	858,259	10,854,744	25,266,710	21,127,375
Otros	14,537,880	1,622,564	11,468,655	27,629,099	30,368,408
Total 2004	682,258,550	13,122,046	115,844,617	811,225,213	-
Total 2003	576,021,013	12,280,259	120,130,681	-	708,431,953

1) Neto de desafectación de la Reserva por Revalúo Técnico de Bienes de Uso.
2) Al 31 de marzo de 2003 incluye 2.032.072 , correspondiente a la capacidad de planta ociosa imputado dentre del rubro "Otros Gastos" del estado de resultados a dicha fecha (ver Nota 9).

Firmado a efectos de su identificación
con nuestro informe de fecha 10-05-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

NÉSTOR JUAN GARETTO
Presidente Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

Reseña Informativa por el período de nueve meses finalizado el 31 de marzo de 2004
(Comparativa con el mismo período de los cuatro ejercicios anteriores)

1) *Actividades desarrolladas por la entidad:* (*)

- *El nivel de producción durante el período, medido en términos de la leche recibida para su procesamiento, creció levemente respecto al ejercicio económico precedente, revirtiendo la tendencia de los últimos años.*
- *Las ventas totales, en volumen, se ajustaron al nivel de la producción, lo que permitió mantener la inmovilización en inventarios de productos terminados en niveles relativamente bajos. La mezcla de dichas ventas tuvo adecuaciones, privilegiándose las colocaciones en el mercado interno, donde se registró un ligero crecimiento del consumo.*
- *El resultado operativo ordinario se vio afectado, respecto al ejercicio precedente, fundamentalmente por incremento en los principales factores del costo. El resultado neto fue deficitario, influenciado fuertemente por los costos del financiamiento, potenciados por el comportamiento del tipo de cambio en el período (devaluación del peso).*
- *Se continuó avanzando en el ajuste de algunas estructuras, orientados al mejoramiento de la eficiencia organizacional.*
- *La variación que expone la estructura patrimonial y financiera respecto de los mismos períodos de ejercicios anteriores refleja el acomodamiento de la empresa al actual nivel de actividad y el fuerte impacto de la variación del tipo de cambio sobre los pasivos financieros contraídos en moneda extranjera.*

2) *Estructura Patrimonial Comparativa (en pesos):*

	2004	2003	2002	2001	2000
Activo Corriente	331.849.142	339.983.020	497.086.703	536.575.985	605.469.093
Activo no Corriente	626.863.385	706.062.747	919.299.398	797.245.126	799.903.761
Total	958.712.527	1.046.045.767	1.416.386.101	1.333.821.111	1.405.372.854
Pasivo Corriente	705.064.378	680.643.752	678.483.779	440.468.226	378.497.263
Pasivo no Corriente	150.996.577	128.405.164	513.092.056	299.513.937	394.298.186
Subtotal	856.060.955	809.048.916	1.191.575.835	739.982.163	772.795.449
Patrimonio Neto	102.651.572	236.996.851	224.810.266	593.838.948	632.577.405
Total	958.712.527	1.046.045.767	1.416.386.101	1.333.821.111	1.405.372.854

FIRMADO A EFECTOS DE SU IDENTIFICACION CON NUESTRO INFORME DE FECHA 10/5/04
PISTRELLI, HENRY MARTIN Y ASOCIADOS SRL
C.P.C.E.C.A.B.A. T° 1 F° 13

GABRIEL S. CASELLA
SOCIO
CONTADOR PUBLICO U.B.A.
C.P.C.E.C.A.B.A. T° 182 F° 187

3) Estructura de Resultados Comparativa (en pesos):

	2004	2003	2002	2001	2000
Resultado Operativo Ordinario	-3.868.079	8.942.020	6.719.032	54.301.029	39.046.107
Resultados Financieros y por tenencia	-65.721.225	52.358.673	-329.796.878	-60.982.133	-50.420.579
Otros Ingresos y Egresos (1)	-9.380.622	-20.778.456	-32.761.328	-3.262.837	10.671.487
Resultados Extraordinarios	-757.869	-	-	-	-
Fondo Promoción Cooperativa	-	-	-3.978.082	-4.550.406	-2.973.706
Resultado Neto	-79.727.795	40.522.237	-359.817.256	-14.494.347	-3.676.691

(1) Incluye Resultados de Inversiones Permanentes

4) Datos Estadísticos (en unidades físicas): (*)

- *Las cifras están expresadas en miles de litros de leche de materia prima contenida en los productos elaborados y vendidos.*

	2004	2003	2002	2001	2000
# Volumen de Producción	968.671	943.988	1.149.830	1.253.808	1.435.601
# Volumen de Ventas					
- Mercado Local	644.810	596.900	804.704	943.690	951.688
- Exportación	299.464	394.573	304.447	288.319	519.180
- Total	944.274	991.473	1.109.151	1.232.009	1.470.868

5) Índices:

	2004	2003	2002	2001	2000
Liquidez (1)	0,47	0,50	0,73	1,22	1,60
Solvencia (2)	0,12	0,29	0,19	0,80	0,82
Inmovilización de Capital (3)	0,65	0,67	0,65	0,60	0,57

(1) Activo Corriente / Pasivo Corriente; (2) Patrimonio Neto / Pasivo Total; (3) Activo No Corriente / Activo Total

FIRMADO A EFECTOS DE SU IDENTIFICACION
CON NUESTRO INFORME DE FECHA 10/05/05
PISTRELLI, HENRY MARTIN Y ASOCIADOS SRL
C.P.C.E.C.A.B.A. T° 1 F° 13

GABRIEL S. CASELLA
SOCIO
CONTADOR PUBLICO U.B.A.
C.P.C.E.C.A.B.A. T° 162 F° 187

6) *Perspectivas para el resto del ejercicio: (*)*

- *En el mercado interno, el poder adquisitivo de la población, el tipo de cambio nominal y relativo, la tasa de interés, la tasa de inflación y condicionantes como el acceso al crédito, la presión tributaria y las regulaciones jurídicas y económicas, seguirán siendo determinantes. La empresa continuará adaptando su estrategia de canales y productos a dicha realidad, orientando su oferta al fortalecimiento del mercado y manteniendo su excelente standard de calidad.*

- *Los condicionantes propios del mercado lácteo mundial influirán en la actividad de exportación de la empresa, que mantiene vigente su estrategia de presencia en el exterior, aprovechando no sólo la competitividad que confiere el tipo de cambio, sino también el reconocido prestigio internacional de sus productos. Este mercado valora las políticas de calidad, tanto de materia prima como de procesos y el nivel tecnológico necesario para satisfacer las necesidades de los clientes de cualquier parte del mundo.*

- *Continúa la negociación con los acreedores financieros para completar la refinanciación de la deuda contraída, mejorando las condiciones de amortización en cuanto a plazos y menores tasas de interés.*

- *Creemos que el modelo de afianzamiento de las exportaciones, la optimización permanente de la mezcla producto/canal en el mercado interno y el perfeccionamiento de los programas de adecuación de las estructuras, sumado a la obtención de lo esperado en las negociaciones mencionadas precedentemente tendientes a reestructurar los pasivos, permitirán alcanzar resultados positivos en el futuro mediato.*

(*) Información no cubierta por el informe de revisión limitada.

Firmado a efectos de su
identificación con nuestro
informe de fecha 10-05-04
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

NÉSTOR JUAN GARETTO
Presidente
Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

SANCOR C.U.L.

**ESTADOS CONTABLES AL 31 DE MARZO DE 2004
PRESENTADOS EN FORMA COMPARATIVA CON EL EJERCICIO ANTERIOR Y
CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR**

RATIFICACION DE FIRMAS LITOGRAFIADAS

Por la presente ratifico mi firma que obra litografiada en las fojas que anteceden desde la página N° 1 hasta la página N° 35.

PISTRELLI, HENRY, MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

NESTOR JUAN GARETTO
Presidente Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente